                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of                December            , 1999.
                             ---------------------------------

                                 Transtel S.A.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X   Form 40-F
                   -----          ------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes          No    X
             ------       -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    .)

                                TRANSTEL S.A.
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General

  Transtel S.A. ("Transtel" or the "Company") is the largest private telephone Company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates seven telephone systems, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of December 31, 1999, such systems provided service to an aggregate of approximately 286,206 subscribers and had an average penetration of 25.39 lines per 100 people. Additionally the Company had as of December 31, 1999 12,059 internet subscribers and 28,985 pay television subscribers.


  Throughout 1999 the Company exceeded the goals of its original expansion plan which was designed to address in part the significant demand and growth for telephone lines in each of its markets (the "Expansion Plan"). As of December 31, 1999 the Company, in conjunction with Siemens A.G. ("Siemens"), had completed the installation of approximately 205,900 new lines, or approximately 124.5% of the new lines to be installed pursuant to the Expansion Plan, and had upgraded all of the existing 56,800 lines.


   Additionally, in 1999 the Company consolidated the operations of two acquisitions that it made in 1998, adding 53,454 clients with telephone service in TeleGirardot (ETG) and 28,985 subscribers for pay television with Cablevision.

   In 1999 the Company began the second phase of the expansion of Unitel in the city of Cali, taking advantage of important synergies derived from the acquisition of Cablevision. A large part of the existing fiber optic network of Cablevision contributed to a telephone project using the Siemens "Fast Link" technology.

  In 1999 the Company continued the installation of telephone special services including call waiting, conference calling and voice mail service. By year-end 1999, 201,243 special services were connected to customer lines. In addition, Uniweb, Transtel's full service ISP, was launched, achieving 12,059 subscribers by December 31, 1999. These services are available for all Transtel companies and are specifically targeted to increase customer usage revenues.

  By the end of 1999, the Company had taken another step toward convergence of the technologies, products and services for telephone, internet and cable television (in Cali) with the integration of the sales forces and the customer service centers for these business units. The value of using the synergies of three product lines to cross sell and create packaged services, stimulated sales while the integration of forces realized the economies of having unified sales and customer service groups.

   In the second quarter of 2000, the company will launch "fast Internet" service using cable modems linked to the fiber optic network of Unitel and
Cablevision in the city of Cali.   Marketing studies and a pilot program have
been completed and the company is positioned to be the first provider of high-speed Internet in our serving area.

  With the universal tendency of Internet providers to lead their market strategy with "free" Internet service, all areas of the market will soon understand the value of speed of transmission. This is why this company considers that in 2000 a key factor in our marketing strategy is to be the principle provider of services of high speed Internet.

Factors That Will Affect Future Results of Operations--Principal Sources of Revenue and Expenses

  The Company has formulated a business plan based on, among other assumptions, the following ideas regarding penetration, call volume, usage patterns, capital expenditures and churn, all of which could significantly affect its future results of operations.

  Penetration.   In 1998, Colombia had an average penetration of approximately
15.5 lines per 100 people. At the time the Company initiated the development and operation of telephone service in the municipality of Palmira, the municipality had a penetration of approximately 4.9 lines per 100 people. The Company has increased Palmira's subscriber base by 341% from 15,600 to 68,803 as of December 31, 1999, representing a penetration of approximately 21.6 lines per 100 people. As of December 31, 1999, the Company's systems provided service to an aggregate of 286,206 subscribers and had an average penetration of 25.3 lines per 100 people.

  Call Volume/Usage.   Charges for local and domestic long-distance service vary
with the price per minute and the number of minutes consumed on a monthly basis. The charge per minute depends on the time of day, the day of the week and the duration of calls. Telephone usage also depends on the number of lines in service, the volume of minutes, the number of new lines to be installed and the applicable tariffs. Telephone usage differs for residential, commercial and rural subscribers.

  According to the Superintendence of Public Services the telephone usage in Colombia in terms of minutes was 133.9 billion minutes in 1999. Total usage for 1999 included 128.0 billion minutes of local calls, 5.3 billion minutes of national long distance and 583 million minutes of international long distance. The average annual consumption per subscriber in 1999 (including both residential and business subscribers) was as follows: (i) 25,968 minutes (2,164 minutes per month) of local calls; (ii) 1,080 minutes (90 minutes per month) of domestic long distance calls; and (iii) 168 minutes (14 minutes per month) of international long distance calls. The Company believes that future usage in its markets will exceed historical parameters as subscribers adjust to increased penetration, more reliable service and a broader range of product offerings such as internet access and other value added services. Additionally, the projected higher call completion rates will contribute to this goal.

  Revenues.   The Company's revenues are comprised of: (i) basic fixed charges;
(ii) local usage charges; (iii) access charges of national and international long distance calls; (iv) the sale of equipment to subscribers; (v) charges for value-added services; and (vi) connection fees. The Company bills for its services as they are provided except for connection fees as discussed below. Telephone rates in Colombia, excluding connection fees, are subject to inflationary adjustments on a monthly basis in accordance with regulations from the CRT. For 1999 and 1998, the Colombian Consumer Price Index increased 9.23% and 16.7%, respectively, while basic telephone rates in constant pesos increased approximately 34.7% and 23.4% and local usage rates increased approximately 28.7% and 40.0%, respectively. The Company collects its service fees from its customers every month. The local operator bills and collects a fixed monthly fee, local usage, long distance and cellular revenues from each customer. The Company retains the interconnection revenues associated with any long distance and cellular incoming or outgoing calls. The CRT sets tariffs for all operators either in accordance with their historical costs or levels established by such operator's competition. This law has greatly benefited the Company by allowing management to set its tariffs in accordance with its competitors' higher historical operating costs, rather than the Company's much lower cost of operations. The CRT also permits operators to increase tariffs as often as monthly in order to capture the effects of local inflation. The rebalancing of local tariffs permitted by the CRT and implemented by the Company at the end of 1998 and the new increase in tariffs in 1999, based on inflationary rates, will contribute to substantial future increases of average revenue per unit.

  Tariffs.   Tariffs and usage patterns differ significantly for the three major categories of subscribers in Colombia: (i) residential, (ii) commercial/industrial; and (iii) rural subscribers. In addition, Colombia imposes a progressive tariff structure whereby higher income customers are charged a higher tariff to subsidize lower income subscribers. Tariffs are based on the economic stratum for which the subscriber qualifies. Rural customers are usually charged the highest tariffs as an incentive to the telephone providers to service such customers.

  The following table sets tariff information as of December 31, 1999 for residential and commercial customers of the Company.




            Service.                    Residential Tariff              Commercial Tariff
--------------------------------  -----------------------------  -----------------------------
Connection Fees...............    Ps272,908 ($146)               Ps369,998 ($197)
Basic Charges.................    7,001 ($3.74)/month            9,594 ($5.12)/month
Local Usage Charges...........    10.88 ($.006)/minute           14.44 ($.007)/minute
Long Distance Charges.........    45.75 ($.02)/minute            45.75 ($.02)/minute

  Connection Fees.   Tariffs with respect to installation or connection as of
December 31, 1999 ranged in each of the Operating Companies from Ps128,152-Ps486,396 ($97-$260) for residential subscribers and Ps347,904-Ps486,396 ($186-
$260) for commercial subscribers. As of December 31, 1999 the top 25 telephone operators in Colombia had an average residential connection fee of Ps276,347 ($147) and a commercial connection fee of Ps359,153 ($192). The Company sets its connection tariffs in each municipality based either on its predecessor's prices or those of its competitor's.

  Under Colombian GAAP, the Company recognizes income from connection fees when full payment is received from the customer, or when the customer signs the promissory note and makes the initial payment on the connection fee, and is assigned a telephone number. These events may occur prior to the time that the customer is connected to the network and becomes a subscriber. As of December 31, 1999, the Company has cumulatively recorded Ps 18.087 billion ($9.6 million) connection fees income from 45,219 customers that did not yet have a dial tone at that date. Connection fees are refundable only if the customer cancels its service within six months of installation. Connection fee refunds have been nominal.

  Receivables from subscribers at December 31, 1997, 1998 and 1999 include Ps7.988 billion, Ps40.157 billion and Ps56.006 billion, respectively, for connection fees represented by promissory notes payable over up to 36 months at 37.2% annual interest. During 1999, the Company sold with no recourse promissory notes from subscribers totaling Ps20.744 billion, at book value. The Company continues to collect principal and interest from these subscribers and remits such amounts to the financial institution although the Company is unable to estimate the fair value of the servicing, it believes its cost of servicing these accounts is nominal. The Company believes that a majority of all receivables sold were related to subscribers which already had a dial tone; although a dial tone prior to its purchase was not a requirement of the financial institution.

  Basic Charges.   The Company's basic charges vary by municipality and are
negotiated based either on the predecessor telephone operator's or the existing competitor's charges. For the year ended December 31, 1999, the Company's average monthly basic fee for residential customers was Ps7,001 ($3.74) and for commercial customers was Ps9,594 ($5.12) as compared to the national average for the top 25 operators in Colombia which was Ps5,241 ($2.80) for residential customers an for commercial customers Ps7,006 ($3.74). The following chart illustrates the Company's residential and commercial basic monthly charges as of December 31, 1999 for the Company's Operating Companies.


    TelePalmira         TeleCartago        Caucatel          Bugatel           Unitel         TeleJamundi     TeleGirardot
--------------------  ----------------  ---------------  ----------------  ---------------  ---------------  ---------------
Ps6,434 ($3.43)       Ps11,898 ($6.35)  Ps9,267 ($4.95)  Ps10,012 ($5.34)  Ps9,203 ($4.91)  Ps9,203 ($4.91)  Ps5,828 ($3.11)

  Local Usage Charges.   The Company collects a monthly local usage charge from
its customers. Local usage is based on the number of minutes generated by each subscriber, valued at the price per minute existing at the time of billing. In 1999, the Company generated approximately 2,081 minutes per month per average residential and commercial subscriber and had a monthly usage charge of Ps12.66 ($.006) per minute.

  Long Distance Charges.   The Company collects long distance charges based on
the number and duration of calls. The Company retains the portion of such revenues associated with access and remits the balance to the applicable long distance service provider. Long distance access tariffs are set by the CRT and are identical for all operators throughout Colombia. In 1999, the Company generated approximately 130 minutes per month per average residential and commercial subscriber and had a monthly average usage charge of Ps45 ($.024) per minute. The use of the Company's local telephony network to provide a pathway for incoming or outgoing calls by long distance operators generates an access and usage charge per minute or fraction of completed call, which was set at Ps33 per minute or fraction of a minute as of March 1, 1997. This charge was increased according to the Tariff Update Index so that the access charge beginning December 1, 1997 was Ps36 per minute. Additionally, the long distance operator pays the local operator a charge of Ps582.50 per month for each customer's bill which includes long distance charges. This billing charge relates to the billing and collecting activities for such month, as well as customer relations carried out by the local operator on behalf of the long distance operator. The new competitors in the long distance market which began operating in 1999 will contribute to significantly increased demand for long distance service as competition forces service providers to offer lower rates, thereby generating higher revenues for the local telephone operators from periodic increases in access tariffs and increasing usage.

  Other Revenues.   Other revenues consist of, among other things, the sale of telephone equipment to subscribers, yellow pages and public telephones. In addition, value-added services such as videoconference calling and internet access are expected to generate a significant portion of the Company's revenues in the future. The Company intends to offer competitive tariffs for the usage of such value-added services. In addition, the Company expects to complement its value-added services by increasing the number of lines of its existing subscriber base that may need to have a separate line for a fax machine or the Internet instead of sharing it with the main telephone line. The Company is presently installing a fiber optic loop in Cali to serve the business community which will enable it to provide them with systems for data transmission, video-conference and other value added services.

  Operating Costs.   The Company anticipates that it will incur operating costs from the following primary activities: (i) operations, (ii) general administrative expenses and (iii) sales and marketing. In each such category, the Company's primary cost of operation will consist of personnel. Substantially all of the expenses incurred by the Company during its development period were deferred as preoperating costs and consisted primarily of expenses associated with due diligence, research and execution of the Company's acquisition strategy and formation of the Company's corporate infrastructure.

Such cumulative deferred costs (before accumulated amortization) were Ps8.4 billion, Ps10.2 billion and Ps12.9 billion at December 31, 1997, 1998 and 1999, respectively.

  Operating Expenses.   Operating expenses consist of costs associated with
repairs and maintenance, network implementation and technology expenses, and other operation costs. Initially, the cost of operation for the Company was limited to those associated with the turn-key contracts that the Company has with Siemens, which also contain a warranty component to cover repairs and damage. The Company expects that its operating expenses will increase but at a lower rate than its growth in subscribers due to the downsizing of the operations and cost reduction due to modernization and becoming more efficient. Beyond the installation and warranty period, operating expenses consist predominantly of general maintenance and upkeep. For the year ended December 31, 1999, the Company incurred minimal maintenance expense per line due to the fact that its networks are new and digital systems.

  Administrative Expenses.   Administrative expenses include information
technology expenses, finance and billing, management and miscellaneous costs. Administrative expenses were expected to increase as the Expansion Plan was executed due to the additional personnel the Company hired to oversee, supervise and audit Siemens' construction of the networks for Palmira, Jamundi and Yumbo. In the years ended December 31, 1997 and 1998, these additional workers caused incremental administration costs of approximately Ps479 million and Ps647 million, respectively. These workers were temporary and the costs associated with their employment decreased following completion of the networks. Downsizing in Company systems, billing and accounting groups decreased administrative expenses.

  Sales and Marketing Expenses.   Sales and marketing departmental expenses
relate to those expenses generated to advertise, promote, sell and launch the Company's products and services and include cost to do studies and participate in key events.

  Sales expenses are expected to remain constant as the Company continues to focus on building the subscriber and usage levels. Marketing expenses will be used to: (i) trial and launch additional products like internet on cable, caller identification, audiotexting; (ii) promote growth and usage of existing products and services, and (iii) implement plans for revenue retention programs.

  Nonoperating Income (Expenses), Net.   Nonoperating income (expenses), consist
primarily of interest income, interest expense and net exchange losses. The Indentures for Transtel's 12 1/2% Senior Notes due 2007 (the "Senior Notes") and Transtel's 20.32% Senior Discount Notes due 2008 (the "Discount Notes") impose certain restrictions on the Company's ability to incur additional indebtedness. Interest expense on the Senior Notes and Discount Notes is $18.75 million (Ps35.133 billion) annually excluding additional interest expenses on the Discount Notes of approximately $3.0 million (Ps5.621 billion) annually. Since a significant portion of the Company's indebtedness, including the Senior Notes, the Discount Notes and a portion of the Vendor Financing, is denominated in Dollars, net exchange losses will be incurred if the exchange rate of pesos to the Dollar continues its recent devaluation. The Company's macroeconomic assumptions for 2000 regarding the peso/dollar exchange are that the peso will devalue less than 12% relative to the dollar.

  Capital Expenditures.   The Expansion Plan of the Company demanded
approximately $178.0 million (Ps333,531 billion). The Company has contracted Siemens, pursuant to fixed price equipment and turn-key installation contracts, for the execution of a significant portion of the Expansion Plan. Siemens has been continuing in its contracted efforts to complete the construction and installation of the Company's new, modern networks and substantially completed the Expansion Plan as of December 31, 1999. Upon completion of the Expansion Plan, the Company owns and operates fully digital internal plant facilities and fiber optic primary networks in each of the regions which it serves.

  Churn.   Churn consists of both residential and business customers that change premises, disconnect telephone service once established, switch to other service providers, if and where available, or terminate the Company's services. In the years ended December 31, 1995, 1996, 1997, 1998 and 1999, the Company as a whole experienced an annual average churn rate of less than 0.00%, 0.09%, 0.04%, 0.44%, and 0.77% respectively. Palmira was the only operating telephone system in 1995 and 1996. Likewise, Palmira was the primary contributor to the 1997 and 1998 churn. Management attributes the low churn rate to (i) the significant unmet demand and the lack of quality telephone service providers that has resulted in multi-year waiting lists, (ii) the significant investment contributed by the customers, in the form of a connection fee, to initiate service and (iii) the Company's ability to provide high quality telephone services with an emphasis on customer service. Management believes that these fundamentals exist in the markets in which it operates and expects the churn rate to remain relatively low. The Company, as a whole, experienced an average churn rate of 0.77% in the year ended December 31, 1999. While it takes a few years to develop a historical pattern of churn, the Company expects its churn rate to be approximately 0.90% for the year ending December 31, 2000.


Analysis of Historical Churn Rate


(since date of Company ownership)


  TELEPALMIRA

                                                      Average            Churn           Churn
                                                    -----------       ------------       -----
Year                                                Subscribers       Subscribers        Rate
-------------------------------------------         -----------       ------------       -----
  1995.........................................           20,126                 0        0.00%
  1996.........................................           25,888                23        0.09%
  1997.........................................           39,209                20        0.05%
  1998.........................................           56,998               246        0.43%
  1999.........................................           66,256               469        0.71%

  TELECARTAGO

                                                          Average       Churn      Churn
                                                        -----------  -----------   -----
Year                                                    Subscribers  Subscribers   Rate
-------------------------------------------------       -----------  -----------   -----
  1995.............................................           --           --        --
  1996.............................................           --           --        --
  1997.............................................       15,506            6      0.04%
  1998.............................................       22,932          159      0.69%
  1999.............................................       30,264          257      0.85%


 CAUCATEL
                                                           Average       Churn      Churn
                                                         -----------  ------------  ------
Year                                                     Subscribers  Subscribers    Rate
---------------------------------------------------      -----------  ------------  ------
1995...............................................              --            --       --
1996...............................................              --            --       --
1997...............................................           12,231            0    0.00%
1998...............................................           18,834            0    0.00%
1999...............................................           23,211          164    0.71%


TELEJAMUNDI
                                                           Average       Churn      Churn
                                                         -----------  -----------   -----
Year                                                     Subscribers  Subscribers   Rate
---------------------------------------------------      -----------  -----------   -----
1995................................................              --           --      --
1996................................................              --           --      --
1997................................................           2,729            0    0.00%
1998................................................           6,952           20    0.29%
1999................................................          11,866          101    0.85%



UNITEL
                                                           Average       Churn      Churn
                                                         -----------  -----------   -----
Year                                                     Subscribers  Subscribers   Rate
---------------------------------------------------      -----------  -----------   -----
1995................................................             --         --         --
1996................................................             --         --         --
1997................................................          2,922          4       0.14%
1998................................................         21,475        160       0.75%
1999................................................         56,309        498       0.88%

BUGATEL

                                                           Average       Churn      Churn
                                                         -----------  ------------  -----
Year                                                     Subscribers  Subscribers   Rate
---------------------------------------------------      -----------  ------------  -----
  1995..............................................             --         --         --
  1996..............................................             --         --         --
  1997..............................................         10,983           0      0.00%
  1998..............................................         14,182         109      0.77%
  1999..............................................         23,256         201      0.86%



TELEGIRARDOT

                                                           Average       Churn      Churn
                                                         -----------  -----------   -----
Year                                                     Subscribers  Subscribers   Rate
----------------------------------------------------     -----------  -----------   -----
  1995...............................................             --        --         --
  1996...............................................             --        --         --
  1997...............................................             --        --         --
  1998...............................................         32,721        68       0.21%
  1999...............................................         50,659       324       0.64%

      CONSOLIDATED

                                                           Average       Churn      Churn
                                                         -----------  ------------  -----
Year                                                     Subscribers  Subscribers   Rate
---------------------------------------------------      -----------  ------------  -----
  1995..............................................       20,126          0         0.00%
  1996..............................................       25,888         23         0.09%
  1997..............................................       83,580         30         0.04%
  1998..............................................      174,094        762         0.44%
  1999..............................................      261,822      2,014         0.77%


                           Annual 1997, 1998 and 1999

    The following is a discussion of the consolidated financial condition as of December 31, 1998 and 1999 and the results of operations of the Company for the years ended December 31, 1997, 1998 and 1999. The discussion should be read in conjunction with the Consolidated Annual Financial Statements of the Company and the notes thereto included elsewhere herein. The Consolidated Annual Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 31 to the Company's Consolidated Annual Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity (deficit) as of and for the years ended December 31, 1997, 1998 and 1999. Unless otherwise indicated, the financial information has been presented in constant Pesos as of December 31, 1999. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on December 31, 1999, which was 1,873.77 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

Results of Operations

  The composition of the Company's revenues for each of the years discussed herein is as follows:

                                                                 Year Ended December 31
                              ---------------------------------------------------------------------------------------------
                                   1997            %             1998             %              1999               %
                              ---------------  ----------  ----------------  -----------  -------------------  ------------
                                                  (in thousands of constant Pesos of December 31, 1999
                                                        purchasing power, except percents data)
Connection fees..........       Ps 14,593,923       43.3%     Ps 41,300,761        44.0%       Ps  35,306,635         27.1%
Local usage charges......           4,444,674       13.2         13,262,951        14.1            41,513,674         31.9
Basic charges............           3,086,598        9.2          9,002,640         9.6            19,661,706         15.1
Long-distance charges....           9,236,193       27.4         20,236,339        21.6            17,811,554         13.7
Other income.............           2,328,009        6.9          3,709,942         4.0             5,484,832          4.2
                                   ----------      -----         ----------       -----           -----------        -----

  Total Telephone........          33,689,397      100.0         87,512,633        93.2           119,778,401         92.0
Pay  television services.                                         6,373,830         6.8            10,538,779          8.0
                              ---------------  ---------     --------------       -----           -----------        -----
  Total Revenues.........       Ps 33,689,397     100.0%     Ps  93,886,463       100.0%      Ps 130,317,180        100.0%
                                                  =====                           =====                              =====

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:


                                                                   Year Ended December 31
                                                            -------------------------------------
                                                               1997         1998         1999
                                                            -----------  ----------  ------------
  Revenues................................................       100.0%      100.0%        100.0%
                                                                 -----       -----         -----
  Costs and expenses:
     Operating costs......................................        25.0        20.9          15.0
     Administrative expenses..............................        32.8        23.7          35.2
     Marketing expenses...................................         5.9         6.4           6.9
                                                                 -----       -----         -----
        Total.............................................        63.7        51.0          57.1
                                                                 -----       -----         -----
  Operating income........................................        36.3        49.2          42.9
  Nonoperating expenses...................................       (25.6)      (37.5)        (41.1)
  Net monetary inflation adjustment income................        13.3        19.7          13.2
                                                                 -----       -----         -----
  Income before income taxes and minority interest........        24.0        31.2          15.0
  Income tax expense......................................        (4.4)       (6.1)         (5.6)
                                                                 -----       -----         -----
  Income before minority interest.........................        19.6        25.1           9.4
  Minority interest.......................................       (15.5)      (11.7)         (7.4)
                                                                 -----       -----         -----
  Net income..............................................         4.1%       13.4%          2.0%
                                                                 =====       =====         =====

  EBITDA..................................................        45.0%       68.7%         71.2%
                                                                 =====       =====         =====

  The following is a discussion of the consolidated results of operations of the Company for the year ended December 31, 1999, the year ended December 31, 1998 and the year ended December 31, 1997.


Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

  Revenues.   The total revenues for the year ended December 31, 1999 ("Annual
1999") increased by Ps36,431 billion ($19.4 million), or 38.8%, to Ps130,317 billion ($69.5 million) from Ps93.886 billion ($50.1 million) in the year ended December 31, 1998 ("Annual 1998"). The increase in revenues for Annual 1999 was mainly attributable to the increase in connection fee revenue associated with the Company's continued growth of its subscriber base. The number of subscribers increased from 235,311 at December 31, 1998 to 286,206 at December 31, 1999, excluding Cablevision. The number of new subscribers increased primarily as a result of organic growth at the Operating Companies.

  Connection fee revenue in Annual 1999 decreased by Ps5.994 billion ($3.2 million) from Ps41.301 billion ($22.0 million) in Annual 1998 to Ps35.307 billion ($18.8 million), as a result of a decreased in the tariffs of connection fees during 1999. Pay television services increased by Ps4.165 million ($2.2 million) from Ps10,539 billion ($5.6 million) in annual 1999 compared to Ps6.374 ($3.4 million) in 1998. Other operating revenues, including basic monthly charges, local usage charges, long-distance charges and other fees for Annual 1999 increased by Ps38.260 billion ($20.4 million) from Ps46.212 billion ($24.6 million) in Annual 1998 to Ps84.472 billion ($45.1 million) in Annual 1999. The increase in other operating revenues for Annual 1999 is attributed to the increase in the number of subscribers and also in the higher usage associated with that increase.

  Costs and Expenses.   Costs and expenses for Annual 1999 increased by Ps26.565
billion ($14.1 million), or 55%, to Ps74.463 billion ($39.7 million) from Ps47.898 billion ($25.5 million) in Annual 1998. The increase is primarily attributable to the increase in the operating costs and the administrative and marketing expenses due to the increase in the number of subscribers and the maintenance and expansion of the telephony infrastructure in the cities of Palmira, Cartago, Yumbo, Jamundi, Buga, Popayan and Girardot. The total operating costs and expenses related to the pay television services of Cablevision were Ps8.450 billion ($4.5 million) in Annual 1999.

  Operating costs for Annual 1999 decreased by Ps0.051billion ($0.02 million) from Ps19.644 billion ($10.4 million) in Annual 1998 to Ps19.593 billion ($10.4 million), as a result of decreased the following accounts: amortization by $0.674 billion ($0.3 million), cost of sales of telephones by Ps0.571 billion ($0.3 million) and benefits and other labor expenses by Ps0.301 billion ($0.16 million) and the following accounts increased: depreciation by Ps1.609 billion ($0.8 million), and decreased other operating costs by Ps0.114 billion ($0.06 million).

  Administrative expenses for Annual 1999 increased by Ps23.666 billion ($12.6 million) to Ps45.937 billion ($24.5 million) from Ps22.271 billion ($11.8 million) in Annual 1998. The increase was mainly attributable to the increases in amortization by Ps5.506 billion ($2.9 million), provision for doubtful accounts Ps8.458 billion ($4.5 million), Provision for write down of properties, plant and equipment Ps7.226 billion ($3.8 million) salaries, benefits and other labor payments of Ps0.551 billion ($0.2 million), fees, studies and investigations Ps0.850 billion ($0.4 million) and other administrative expenses by Ps1.075 billion ($0.5 million).

  Marketing expenses for Annual 1999 increased by Ps2.950 billion ($1.5 million) to Ps8.933 billion ($4.8million) from Ps5.983 billion ($3.2 million) in Annual 1998. The increase in marketing expenses was primarily attributable to the higher commissions and benefits paid to the sales agents of Ps2.309 billion ($1.2 million) due to the increase in the lines sold. Additionally, amortization increased by Ps0.189 billion ($0.1 million) because market research and publicity costs of the new companies, which were recorded as deferred costs in prior years, are now being amortized, depreciation increased by Ps0.149 billion ($0.07 million) and other marketing expenses by Ps0.303 ($0.2 million).

  Operating Income.   Operating income for Annual 1999 increased by Ps9.867
billion ($5.2 million) from Ps45.988 billion ($24.5 million) in Annual 1998 to Ps55.855 billion ($29.8 million). The increase was mainly attributable to the increase in revenues as a result of the larger number of subsidiaries in operation and of subscribers, net of the increase in costs and expenses described above. Cablevision incurred an operating loss of Ps0.027 billion ($0.001 million) in Annual 1999.

   EBITDA. EBITDA is calculated in accordance with the Indenture for the Senior Notes. EBITDA increased by Ps29.663 billion ($15.8 million) from Ps63.122 billion ($33.7 million) in Annual 1998 to Ps92.785 billion ($49.5 million) in Annual 1999 as a result of the above factors.

  Nonoperating Income (Expenses).   Nonoperating income (expenses), net for
Annual 1998 and Annual 1999 consisted of the following:

                                                                             Year Ended December 31,
                                                             -------------------------------------------------------
                                                                         1998                         1999
                                                             ----------------------------  -------------------------
                                                                       (in thousands of constant Pesos of
                                                                       December 31, 1999 purchasing power)
  Financial Income:
     Interest income.......................................              Ps   18,905,216           Ps     12,792,607
     Exchange gains........................................                   38,880,041                  86,401,318
     Other financial income................................                      484,497                     760,081
                                                                             -----------                ------------
                                                                              58,269,754                  99,954,006
                                                                             -----------                ------------
  Financial Expenses:
     Interest expense.......................................                 (33,554,264)                (33,802,100)
     Bank commissions.......................................                  (1,144,030)                   (327,165)
     Exchange losses........................................                 (59,106,244)               (116,762,212)
     Bank expenses..........................................                     (95,223)                    (68,039)
     Other financial expenses...............................                    (723,750)                   (910,659)
                                                                             -----------                ------------
                                                                             (94,623,511)               (151,870,175)
                                                                             -----------                ------------
  Other:
     Donations..............................................                    (353,723)                    (88,896)
     Sales of scrap and extra parts.........................                     111,584                     176,993
     Other, net.............................................                   1,410,394                  (1,719,809)
                                                                             -----------                ------------
                                                                               1,168,255                 ( 1,631,712)
                                                                             -----------                ------------
                                                                         Ps  (35,185,502)            Ps  (53,547,881)
                                                             ===========================   =========================

  Net nonoperating expenses increased from Ps35.186 billion ($18.7 million) for Annual 1998 to Ps53.548 billion ($28.6 million) in Annual 1999. The increase was mainly due to the higher interest expense on increased average borrowings of the Company for 1999, including interest associated with the Senior Notes, net of an increase in interest income, and an increase in net exchange losses and other expenses. Interest expense increased from Ps33.554 billion ($17.9 million) in Annual 1998 to Ps33.802 billion ($18.0 million) in Annual 1999. Net exchange losses increased due to the U.S. dollar-denominated borrowings, consisting primarily of the Senior Notes and the Discount Notes at December 31, 1999. Other nonoperating Expense for Annual 1999 were Ps1.632 billion ($0.9 million) compared to other nonoperating income of Ps1.168 billion ($0.6 million) in Annual 1998.

  Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income for Annual 1999 decreased by Ps1.271 billion ($0.7 million) to Ps17.213 billion ($9.2 million) from Ps18.484 billion ($9.8 million) in Annual 1998 as a result of the impact of inflationary adjustments on the higher balance of nonmonetary assets as well as on the income, expense and shareholders' equity accounts.

  Income Tax Expense.   Income tax expense for Annual 1999 increased by Ps1.610
billion ($0.8 million) to Ps7.294 billion ($3.9 million) from Ps5.684 billion ($3.0 million) in Annual 1998 primarily because of the substantial increase in taxable income in Annual 1999 compared to Annual 1998.

  Minority Interest.   Minority interest for Annual 1999 decreased by Ps1.338
billion ($0.7 million) to Ps9.630 billion ($5.1 million) from Ps10.968 billion ($5.8 million) for Annual 1998 because of the decreased net income of the operating subsidiaries.

  Net Income.   Net income decreased by Ps10.040 billion ($5.3 million) from
Ps12.635 billion ($6.7 million) for Annual 1998 to Ps2.595 billion ($1.3 million) for Annual 1999 as a result of the factors discussed above.

Year ended December 31, 1998 compared to the year ended December 31, 1997

  The Annual 1998 financial statements reflect the Company's first complete year of operation of Cablevision, and are therefore not directly comparable to the 1997 financial statements, which not included the operations of Cablevision.

  Revenues.   The total revenues for the year ended December 31, 1998 ("Annual
1998") increased by Ps60.197 billion ($32.1 million) or 178% to Ps93.886 billion ($50.1 million) from Ps33.689 billion ($17.9 million) for the year ended December 31, 1997 ("Annual 1997"). The increase in revenue for Annual 1998 was mainly attributable to the increase in connection fees associated with the Company's continued growth of its subscriber base. The number of subscribers increased from 125,003 at December 31, 1997 to 235,311 at December 31, 1998, excluding Cablevision. The number of new subscribers increased primarily as a result of (i) organic growth at the Operating Companies and (ii) the acquisition of TeleGirardot which was consummated on December 31, 1997.

  Connection fee revenue in Annual 1998 increased by Ps26.707 billion ($14.2 million) from Ps14.594 billion ($7.8 million) in Annual 1997 to Ps41.301 billion ($22.0 million) as a result of adding 110,308 subscribers during 1998. Pay television services were Ps6.374 billion ($3.4million) in Annual 1998 compared to nil in Annual 1997, because of the acquisition of Cablevision during 1998. Other operating revenues, including basic monthly charges, local usage charges long-distance charges and other fees for Annual 1997 increased by Ps27.117 billion ($14.5 million) from Ps19.095 billion ($10.2 million) in Annual 1997 to Ps 46.212 billion ($24.6 million) in Annual 1998. The increase in other revenues for Annual 1998 is attributed to the increase in the number of subscribers and also the higher usage associated with that increase.

  Costs and Expenses.   Cost and expenses for Annual 1998 increased by Ps26.426
billion ($14.1 million), or 123%, to Ps47.898 billion ($25.5 million) from Ps21.472 billion ($11.4 million) for Annual 1997. The increase is primarily attributable to the increase in operating costs and the administrative and marketing expenses due the increase in the number of subscribers and the maintenance and expansion of the telephony infrastructure in the cities of Palmira, Cartago, Yumbo, Jamundi, Buga, Popayan and Girardot. The total operating cost and expenses related to the pay television services of Cablevision were Ps7.865 billion (Ps4.1 million) in Annual 1998.

  Operating costs for Annual 1998 increased by Ps11.226 billion ($5.9 million) from Ps8.418 billion ($4.5 million) in Annual 1997 to Ps19.644 billion ($10.4 million), mainly as a result of increases in salary costs, benefits and other labor expenses of Ps2.744 billion ($1.5 million), depreciation of Ps1.742 billion ($0.9 million); and services, maintenance and repairs of Ps0.398 billion ($0.2 million) due to the increased number of municipalities served and the acquisition of Cablevision during 1998. Cost of sales of telephones increased by Ps0.470 billion ($0.2 million) due to the increased number of subscribers. Amortization expense also increased by Ps0.812 billion ($0.4 million) to Ps1.708 billion ($0.9 million) in Annual 1998 from Ps0.897 billion ($0.4 million) in Annual 1997 because during 1998 amortization of deferred costs at all subsidiaries started. Other operating costs increased substantially by Ps5.059 billion ($2.6 million) in Annual 1998 compared to Annual 1997 mainly because of additional security and various others costs due to the continuing expansion and growth of the Company. The acquisition of Cablevision accounted for Ps5.448 billion ($2.9 million) of the total increase in operating costs.

  Administrative expenses for Annual 1998 increased by Ps11.205 billion ($5.9 million) to Ps22.271 billion ($11.9 million) from Ps11.066 billion ($5.9 million) in Annual 1997. The increase was mainly attributable to the increases in salaries, benefits and other labor payments of Ps4.154 billion ($2.2 million); provision for doubtful accounts of Ps0.762 billion ($0.4 million); provision for properties, plant and equipment of Ps0.976 billion ($0.4 million); and amortization of Ps4.784 billion ($2.5 million) due to the increased number of municipalities and subscribers served and the acquisition of Cablevision during 1998. The acquisition of Cablevision accounted for Ps1.840 billion ($0.9 million) of the total increase in administrative expenses.

  Marketing expenses for Annual 1998 increased by Ps3.995 billion ($2.1 million) to Ps5.983 billion ($3.2 million) from Ps1.988 billion ($1.0 million) in Annual 1997. The increase in marketing expenses was primarily attributable to the higher commissions and benefits paid to the sales agents of Ps1.881 billion ($1.0 million) due to the increase in the lines sold and the acquisition of Cablevision during 1998. Additionally, publicity increased by Ps1.069 billion ($0.5 million) and amortization increased by Ps0.442 billion ($0.2 million) because market research and publicity cost of the new companies, which were recorded as deferred costs in prior years, are now being amortized. The acquisition of Cablevision accounted for Ps0.578 billion ($0.3 million) of the total increase in marketing expenses.

  Operating Income.   Operating income for Annual 1998 increased by Ps33.771
billion ($18.0 million) from Ps12.217 billion ($6.5 million) in Annual 1997 to Ps45.988 billion ($24.5 million). The increase was mainly attributable to the increase in revenues as a result of the larger number of subsidiaries in operation and of subscribers, net of the increase in costs and expenses described above. Cablevision incurred an operating loss of Ps0.920 billion (Ps0.4 million) in Annual 1998.

  Nonoperating Income (Expenses).   Nonoperating income (expenses), net for
Annual 1997 and Annual 1998 consisted of the following:

                                                        Year Ended December 31,
                                             -------------------------------------------
                                                    1997                   1998
                                             -------------------  ----------------------
                                                  (in thousands of constant Pesos
                                                        of December 31, 1999
                                                         purchasing power)
  Financial Income:
     Interest income.......................       Ps  7,160,397          Ps  18,905,216
     Exchange gains........................           3,837,969              38,880,041
     Other financial income................             200,665                 484,497
                                                    -----------             -----------
                                                     11,199,031              58,269,754
                                                    -----------             -----------
  Financial Expense:
     Interest expense......................         (10,314,875)            (33,554,264)
     Bank commissions......................            (731,810)             (1,144,030)
     Exchange losses.......................          (6,051,216)            (59,106,244)
     Bank expenses.........................             (19,178)                (95,223)
     Other financial expenses..............            (341,638)               (723,750)
                                                    -----------             -----------
                                                    (17,458,717)            (94,623,511)
                                                    -----------             -----------
  Other....................................          (2,362,039)              1,168,255
                                                    -----------             -----------
                                                  Ps (8,621,725)         Ps (35,185,502)
                                             ==================   =====================

   Net nonoperating expenses increased from Ps8.622 billion ($4.6 million) for Annual 1997 to Ps35.186 billion ($18.7 million) in Annual 1998. The increase was mainly due to the higher interest expense on increased average borrowings of the Company for 1998, including interest associated with the Senior Notes, net of an increase in interest income, and an increase in net exchange losses and other expenses. Interest expense increased from Ps10.315 billion ($5.5 million) in Annual 1997 to Ps33.554 billion ($17.9 million) in Annual 1998. An additional Ps2.741 billion ($1.4 million) of interest cost was incurred on the Company's investments in its subsidiaries and Expansion Plan projects and recorded as deferred costs in Annual 1998 as compared to Ps11.498 billion ($6.1 million) during Annual 1997. These deferred costs will be amortized when commercial operations begin or projects are completed. The average borrowings increased during Annual 1998 because the Senior Notes of $150 million (Ps281,066 billion),
which bore an average interest rate of 35,36%   where outstanding all year in
Annual 1998. The significant increase in interest income resulted from the temporary investment of a portion of the proceeds of the Senior Notes including the Escrow Account. Similarly, net exchange losses increased due to the U.S. dollar-denominated borrowing, consisting primarily of the Senior Notes at December 31, 1998 being greatly in excess of the U.S. dollar investment during 1998. Other nonoperating income for Annual 1998 were Ps1.168 billion ($0.6 million) compared to other nonoperating expenses of Ps2.362 billion ($1.2 million) in Annual 1997.

  Net Monetary Inflation Adjustment Income (Loss). Net monetary inflation adjustment income for Annual 1998 increased by Ps14.005 billion ($7.4 million) to Ps18.484 billion ($9.8 million) income from Ps4.479 billion ($2.3 million) in Annual 1997 as a result of the impact of inflation adjustments on the higher balance of nonmonetary assets as well as on the income, expense on shareholders' equity accounts.

  Income Tax Expense.   Income tax expense for Annual 1998 increased by Ps4.207
billion ($2.2 million) to Ps5.684 billion ($3.0 million) from Ps1.477 billion ($0.7 million) in Annual 1997 primarily because of the substantial increase in taxable income in

Annual 1998 compared to Annual 1997. The effective tax rate is 18.3% in 1997 and 19.4% in 1998. See Note 18 of the Consolidated Annual Financial Statements.

  Minority Interest.   Minority interest for Annual 1998 increased by Ps5.750
billion ($3.0 million) to Ps10.968 billion ($5.8 million) from Ps5.218 million ($2.7 million) for Annual 1997 because of the increased net income of the operating subsidiaries.

  Net Income.   Net income for Annual 1998 decreased by Ps11.255 billion ($6.0 million) from Ps1.380 billion ($0.7 million) for Annual 1997 to Ps12.635 billion ($6.7 million) for Annual 1998 as a result of the factors discussed above.

Liquidity and Capital Resources

  The fixed landline telephone business is a capital intensive business which requires substantial investment to acquire and upgrade the telephone networks in each of the Company's markets. From inception through December 31, 1997, the Company expended an aggregate of approximately Ps48.1 billion to acquire various interests in each of its existing telephone systems. During 1998 the Company spent Ps22.346 billion to acquire Cablevision. In addition, the Company has required significant capital for personnel hiring and training, systems infrastructure development, sales and marketing programs and the initial build-out under the Expansion Plan. To date, the primary sources of capital have consisted of equity contributions by the Company's shareholders, debt financing from Colombian banks and local branches of other international financial institutions, cash flow generated by the operating systems, certain Vendor Financing in the form of capitalized leases, the Senior Notes and the Discount Notes.

  Net cash provided by operating activities during Annual 1999 was Ps8.730 billion ($4.7 million) as compared to net cash used by Ps17.470 billion ($9.3 million) for Annual 1998. The increase in cash provided by operations for Annual 1999 was primarily caused by an increase in amortization by Ps4.562 billion ($2.4 million), and the allowance for doubtful accounts by Ps8.457 billion ($4.5 million) and an increase in tax liabilities by Ps16.289 billion ($8.7 million) as a result of an increase in the taxable income by Ps14.176 billion ($7.6 million) (See Note 18). Net cash used in investing activities during Annual 1999 was Ps29.294 billion ($15.6 million) as compared to Ps13.507 billion ($7.2 million) used in Annual 1998. The increase in cash used by investing activities for Annual 1999 was mainly due to the increase in purchases of properties, plant and equipment by Ps4.449 billion ($2.4 million). Net cash used by financing activities during Annual 1999 was Ps1.515 billion ($0.8 million) as compared to Ps14.457 billion ($7.7 million) in Annual 1998. Cash provided by financing activities during Annual 1999 decreased by Ps15.973 billion ($8.5 million) principally because of the repayments of debt by Ps19.675 billion ($10.5 million), and repayments of capital lease obligations by Ps9.074 billion ($4.8 million). As of December 31, 1999, the Company's borrowings were Ps12.433 billion ($6.6 million). The Company also has obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP. See Notes 19, 30 and 31 to the Consolidated Annual

Financial Statements. During Annual 1997, the shareholders of the Company invested Ps 44.970 billion ($24.0 million) in the Company.

  The Company's principal liquidity requirements will be for the Expansion Plan, debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions. The original Expansion Plan was projected to require aggregate capital expenditures of approximately $178.2 million, of which approximately $7.7 million had been financed with local bank borrowings, all of which have been repaid with proceeds of the Senior Notes Offering, $1.5 million of cash flow from operations, $38.3 million of the proceeds of the Senior Notes Offering, approximately $102.1 million of Vendor Financing, the sale of investments of $8.5 million, and approximately $20.2 million of DIAN Financing. As of December 31, 1999, the Company completed the build out of the Expansion Plan.

  As a result of the Senior Notes offering, the Discount Notes offering, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of December 31, 1999 and the date of this filing, the Company is in compliance with all such financial covenants.

  The Senior Notes are the exclusive obligation of the Company, which is a holding Company with no business operations of its own. The operations of the Company are conducted through the Operating Companies, which are separate and distinct legal entities. Other than the obligation to repay the Intercompany Notes to the Company, the Operating Companies have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Certificates, to make any funds available to the Company to enable it to make payments on the Senior Notes and consequently, to make the funds available to the Trust to make payments on the Certificates, to make funds available in order to make investments in the Operating Companies, to meet working capital needs or other liabilities of the Company or for any other reason. In addition, the Operating Companies are currently not wholly-owned subsidiaries of the Company but instead are owned jointly by the Company and local municipalities. Any dividends issued by the Operating Companies must be distributed pro rata to all of their shareholders. As a result, the Company cannot be assured that it will be able to generate significant cash through dividends or other distributions from the Operating Companies in the foreseeable future and there can be no assurance that the Company will be able to generate any significant cash flow from the Operating Companies at any time in the future. Since the Company's assets consist primarily of its ownership interests in the Operating Companies, the Senior Notes (and therefore the Certificates) will be effectively subordinated (other than as to claims that the Company can make under the Intercompany

Notes) to all existing and future debt and other liabilities (including trade payables) of the Operating Companies, and the Company's right to receive the assets of the Operating Companies upon their liquidation or reorganization will be subject to the claims of such Operating Companies' creditors (including trade creditors).

  Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of December 31, 1999, the Company has lent $95.5 million (Ps178.869 billion) of the proceeds from the Senior Notes to six of its Operating Companies as evidenced by Intercompany Notes. Balances loaned to each subsidiary as of December 31, 1999 are as follows:

                                               As of December 31, 1999
                                   -----------------------------------------------
                                   (in thousands of constant Pesos of December 31,
                                        1999 purchasing power and in Dollars)

Unitel..........................           Ps 56,195,035             $29,990,359
TeleJamundi.....................              40,766,628              21,756,474
TelePalmira.....................              42,702,950              22,789,857
TeleCartago.....................              18,428,968               9,835,235
Caucatel........................              13,836,002               7,384,045
Bugatel.........................               6,939,518               3,703,506
                                           -------------             -----------
                                           Ps178,869,101             $95,459,476
                                           =============             ===========


  The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel under the Indenture.

  Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that have issued an Intercompany Note to Transtel S.A. as of and for the year ended December 31, 1999 are presented below. Other than TelePalmira, which began its commercial operations in 1995, the other Operating Companies listed below did not commence commercial operations until generally mid-1997.


      INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                      For the Year Ended December 31, 1999

 (Amounts in thousands of constant Pesos of December 31, 1999 purchasing power)

                                  TelePalmira      Unitel       TeleJamundi    TeleCartago      Bugatel        Caucatel
                                  ------------  -------------  -------------  -------------  -------------  --------------
Total revenues--subscribers...    Ps31,221,475   Ps30,346,105   Ps3,072,066    Ps14,522,922   Ps13,328,387     Ps8,753,335
Operating income..............      16,605,173     17,944,679         8,632       7,390,482      6,163,035       3,651,827
Net income....................       5,151,498     16,063,458       (34,778)      4,714,975      4,907,048       3,073,283

         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                      For the year ended December 31, 1999

 (Amounts in thousands of constant pesos of December 31, 1999 purchasing power)


                                                   TelePalmira      Unitel     TeleJamundi   TeleCartago     Bugatel      Caucatel
                                                   ------------  ------------  ------------  ------------  ------------  -----------
Cash flow  provided by operating
   activities....................................    2,516,034    (1,412,736)   (2,695,518)    6,869,618    11,974,147    3,331,437
Cash flow used by  investing
   activities....................................  (23,416,988)  (23,032,990)  (15,663,544)  (12,813,175)  (14,071,136)  (5,059,162)
Cash flow provided by financing
   activities....................................   19,211,652    20,341,318    15,682,240     5,113,530     2,172,660    2,574,987



  BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT DECEMBER 31, 1999 (Amounts in thousands of constant Pesos of December 31, 1999 purchasing power)

                                    TelePalmira         Unitel       TeleJamundi    TeleCartago        Bugatel         Caucatel
                                  ----------------  --------------  -------------  --------------  ---------------  ---------------
Current assets....................   Ps 24,354,876    Ps24,448,399   Ps 5,369,034     Ps 7,057,687     Ps 8,804,884     Ps 4,750,874
Properties, plant and equipment...      85,454,152      80,916,317     45,103,524       50,277,643       22,865,698       36,940,163
Other noncurrent assets...........      33,027,575      33,791,135      9,772,337        9,352,828        9,008,212        5,403,631
                                     -------------   ------------    ------------    -------------    -------------     ------------
  Total assets....................   Ps142,836,603   Ps143,155,851   Ps60,244,895     Ps66,688,158     Ps40,678,694     Ps47,094,668
                                     =============   =============   ============    =============     ============     ============
Current liabilities...............   Ps 20,597,088   Ps  8,487,993   Ps 2,054,858     Ps5,986,287      Ps 3,223,617     Ps 1,811,309
Capital lease obligations.........      14,758,502       7,590,704      7,017,129          22,584            91,320           87,072
Intercompany Note to Transtel.....      42,702,950      56,195,035     40,766,628      18,428,968         6,939,518       13,836,002
Interest accrued on Intercompany
 Notes............................       1,397,941       1,839,623      1,334,553         603,298           227,125          452,941
Other Intercompany payables.......
Other noncurrent liabilities......         912,103      25,559,904      1,182,102      19,737,891         5,063,609        3,163,588
                                     -------------   -------------   ------------    ------------      ------------      -----------
  Total liabilities...............      80,368,584      99,673,259     52,355,270      44,779,028        15,545,239       19,350,912
Total shareholders' equity........      62,468,019      43,482,592      7,889,625      21,909,130        25,133,455       27,743,756
                                     -------------   -------------   ------------    ------------      ------------     ------------
  Total liabilities and
    shareholder equity............   Ps142,836,603   Ps143,155,851   Ps60,244,895    Ps66,688,158      Ps40,678,694     Ps47,094,668
                                     =============   =============   =============   ============      ============     ============

  In addition to the Intercompany Notes, these six Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps9.091 billion ($4.8 million) and Ps6.156 billion ($3.3 million), respectively, included in current liabilities at December 31, 1999. As indicated in the above summarized balance sheet information, these six Operating Companies have total long-term capital lease obligations of Ps37.220 billion ($19.9 million) at December 31, 1999. As the subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps145.374 billion ($77.6 million) will be incurred. See Notes 12, 30, and 31(d)(vi) to the Consolidated Annual Financial Statements.

  The ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions), may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. If the Company is unable to make principal and interest payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness.

  On December 31, 1998, the Company sold $15.0 million (Ps28.107 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The Company used the net proceeds of approximately $14.3 million (Ps26.795 billion) to pay for capital expenditures and to provide working capital. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps162.831 billion) and principal of $15.0 million (Ps28.107 billion) will be due on August 13, 2008. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes.

  The Company has lent $8.3 million (Ps15.542 billion) of the proceeds from the Senior Discount Notes to four of its Operating Companies as evidenced by Intercompany Notes. Balances loaned to each subsidiary as of December 31, 1999 are as follows:


                                                  As of December 31, 1999
                                         -----------------------------------------------
                                         (in thousands of constant Pesos of December 31,
                                              1999 purchasing power and in Dollars)

Unitel.............................             Ps 7,619,793                 $4,066,557
ETG................................                4,108,259                  2,192,510
TeleCartago........................                3,671,607                  1,959,476
Caucatel...........................                  142,478                     76,038
                                                ------------                 ----------
                                                Ps15,542,137                 $8,294,581
                                                ============                 ==========

  The Intercompany Notes bear interest at 20.22% per annum, are payable in U.S. dollars, and are also due on August 13, 2008.

  The Company expects to consider additional acquisitions that fit its strategic plans. Although the Company has had discussions concerning such potential acquisitions, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions that the Company might consider are likely to require additional equity and/or debt financing, which the Company will seek to obtain as necessary. Management believes that, based on its current operations and anticipated growth resulting from the Expansion Plan, cash flow from the Expansion Plan Financing, cash flow from operations and other sources of funds, including local borrowings, it will have adequate funds to complete the Expansion Plan and to meet its future cash requirements.

Accounting for Inflation

  As a Colombian Company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the year ended December 31, 1999 was 9.23%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. This index is applied on a one-month lagging basis to nonmonetary assets and liabilities, shareholders' equity, revenues and expense accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question. On December 24, 1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated future inflation adjustments relating to inventories and revenues and expenses. See Notes 2 and 28 to the Consolidated Annual Financial Statements.

Income Tax Matters

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1996, 1997, 1998 and 1999. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.


Reconciliation to U.S. GAAP

  The Consolidated Annual Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity (deficit) at and for the years ended December 31, 1997, 1998 and 1999, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                                           Year Ended December 31,
                                        ------------------------------------------------------------
                                                1997                 1998                1999
                                        ---------------------  -----------------  ------------------
                                                    (in thousands of constant Pesos of
                                                    December 31, 1999 purchasing power)
Net Income (Loss)
  Colombian GAAP......................      Ps 1,380,060           Ps12,634,682       Ps2,595,394
  U.S. GAAP...........................        (2,839,993)             7,656,761        (9,744,610)
Shareholders' Equity (Deficit)
  Colombian GAAP......................        67,268,157             83,636,703        88,381,589
  U.S. GAAP...........................        36,267,830             43,924,592        34,179,982
EBITDA
  Colombian GAAP......................        15,174,113             63,122,177        92,784,911
  U.S. GAAP...........................        14,560,041             62,835,450        43,115,365

  As more fully described and quantified in Note 31 to the Consolidated Annual Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to: income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

  Effective with the first quarter of fiscal 1999, the Company changed prospectively its method of accounting for connection fee income for U.S. GAAP purposes from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under this new policy, connection fee income less direct installation costs and direct selling costs will be deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

  Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, will have no significant effect on the Company's existing accounting under U.S. GAAP since substantially all costs meeting the definition in SOP 98-5 are already expensed for U.S. GAAP purposes. See Note 31(d) (v) to the Consolidated Annual Financial Statements.


Recent Events

Macro Economics

  The views of the economists are mixed for 2000. There was a general reduction in the economy of 4.5% in 1999 but indications of recovery are being seen. The optimistic view is that with lower interest rates and an increase in commodity prices, the effects will be positive. The opposing view is that private sector lending opportunities will be difficult to change given the banking situation and the overshadowing effect of the country politics on economic change.

  GDP growth forecast remains unchanged at 3% but the potential positive impact of the current sharp reduction in interest rates could affect this. The forecast for Consumer inflation, (9.2% in 1999), reflects a weak demand level and is estimated to be cut by 11% to 13% in 2000. The World Bank is retaining a 3.5% budget deficit for 2000, (1999 was 6.3% of GDP), but budget risks are expected to continue primarily because tax revenue growth will lag behind economic growth. The Peso/dollar exchange rate is expected to remain stable.

  The Colombian Government has committed to cut public spending, to drive privatization, and to maintain foreign debt interest payments, all under the terms of a signed agreement with the IMF in exchange for a three year extended fund facility (EEF) of $2.8 billion US.


Company Outlook

  The Company will continue with an aggressive growth plan of subscribers for the year 2000 focussed primarily in the market in Cali and on traditional telephone services plus the provision of cable television access and Internet services, via both telephone and cable facilities. Additionally, we will vigorously attack the medium and large business markets as well as the residential high user market with value added services to increase the average revenue per subscriber.

  With the support of the resolution of the Commission of Telephone Regulation
(CRT), the Company will increase the tariffs this year by 20 points plus the rate of inflation for 1999, which will increase the operational revenues to an estimated level equal to the forecasted impacts of inflation and devaluation.

  Additionally the Company will continue to closely monitor efficiency and productivity to realize significant reductions in costs. All of these actions will result in the consistent growth of the EBITDA in 2000.

Y2K

    All of the necessary reviews and adjustments were completed on time for the conditioning of all the equipment and applications that could be have been effected by the millennium change. Transtel received a certification from the Ministry of Communications for "optimum efficiency in preparation for Y2K".

    The millennium transition occurred without any shut down or customer inconveniences.


Rural telephone service

    The project for wireless rural telephone service, involving the building of an infrastructure, central offices and radio base stations was completed with an installed capacity of 12,600 and with 3,500 working services by December 1999, which conforms to the project plan. With this project, the coverage of Transtel companies offering this service was expanded to Bugatel, Telepalmira, ETG and TeleCartago.


Quality Indicators

    Call completion rates of 55% for outgoing long distance calls and 75% for incoming long distance calls were achieved.

    95% of customer claims were attended to before 24 hours. Preventative maintenance activities reduced customer claims by an additional 30%. These indicators position the Transtel telephone companies as the best in the nation in customer response times.

    Installation times for new lines averaged 5 days in 1999.

External Audit

    In 1999 the Company contracted as the fiscal and external auditor, the firm of Deloitte & Touche.

                                 TRANSTEL S.A.
                   ADDITIONAL SELECTED FINANCIAL INFORMATION

(Pesos of December 31, 1999 purchasing power and U.S. Dollars, unless otherwise specified)


Three months ended December 31, 1999 and September 30, 1999

  The following is a discussion of the consolidated financial condition as of September 30, 1999 and for December 31, 1999. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the three months ended December 31, 1999, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Unless otherwise indicated, the financial information has been presented in constant Pesos as of December 31, 1999. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on December 31, 1999, which was 1.873.77 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

The following table provides comparative information from the most important operating statistics of the subsidiaries for the three months ended September 30, and December 31,1999:

                                                               Three months ended,
                                                      --------------------------------------
                                                      September 30,1999    December 31,1999
                                                      ------------------  ------------------
Basic Charge
Average Subscribers                                              262.055             277,120
Basic Charge Revenues (Ps000)                                  5,538,720           5,656,317
Average Basic charge per subscriber per month (Ps)                 7,045               6,804

Local Usage
Local Usage Revenues (Ps000)                                  13,251,157          14,463,519
Local Usage Revenue per subscriber per month. (Ps)                16,855              17,397
Tariff per pulse (Ps)                                               37.1                38.6
Average pulses per subscriber  per month.                            450                 451

Long Distance
Long Distance Revenues (Ps000)                                 4,293,347           4,020,397
Total Minutes (in thousands)                                      93,108              87,878
Minutes per Subscriber per month.                                    118                 106
Access Charge Tariff  per minute (Ps)                              46,11               45,75

Cablevision
Average Subscribers                                               24,419              26,702
Operating Recurring Revenues (Ps000)  (1)                      1,403,882           1,456,755
Revenue  per Subscriber per month (Ps)                            19,164              18,185

------------------
(1) Not included for this comparison are the extraordinary revenues obtained in the second quarter of 1999 for leasing of the fiber optic network, and providing special services of video conferencing.


Results of Operations

  The composition of the Company's revenues for each of periods discussed herein is as follows:

                                       Three months ended
                                       ------------------------------------------------------------------------
                                        September 30, 1999          %            December 30,1999        %
                                       --------------------  ----------------  -------------------  ------------
                                        (in thousands of constant Pesos of December 31, 1999 purchasing power, except percents data)
Connection fees.....................          Ps  7,969,869             22.5%       Ps 10,889,957          31.2%
Local usage charges.................             13,251,157             37.5           14,463,519          41.4
Basic charges.......................              5,538,720             15.7            5,656,317          16.2
Long distance charges...............              4,293,347             12.1            4,020,397          11.5
Other income........................              2,903,493              8.2           (1,615,686)         (4.6)
                                                 ----------            -----           ----------         -----
  Total telephone...................          Ps 33,956,586             96.0           33,414,504          95.8
Pay television services (1).........              1,403,882              4.0            1,456,755           4.2
                                                 ----------            -----           ----------         -----
  Total revenues....................         Ps  35,360,467            100.0%     Ps   34,871,259         100.0%
                                                 ==========            =====           ==========         =====

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                             Three months ended
                                                                --------------------------------------------
                                                                  September 30, 1999     December 31, 1999
                                                                ----------------------  --------------------
  Revenues....................................................          100.0%                100.0%
                                                                       ------                 -----
  Costs and expenses:
     Operating costs..........................................          (17.6)                (13.4)
     Administrative expenses..................................          (19.3)                (74.0)
     Marketing expenses.......................................           (6.9)                 (7.9)
                                                                       ------                 -----
        Total.................................................          (43.8)                (95.3)
                                                                       ------                 -----
  Operating income............................................           56.2                   4.7
  Nonoperating expenses.......................................         (142.4)                 92.5
  Net monetary inflation adjustment income....................            8.0                   6.3
                                                                       ------                 -----
  Income before income taxes and minority interest............          (78.2)                103.4
  Income tax expense..........................................           10.3                 (18.0)
                                                                       ------                 -----
  Income before minority interest.............................          (67.9)                 85.3
  Minority interest...........................................           (8.8)                  6.5
                                                                       ------                 -----
  Net income..................................................         (76.7)%                 91.8%
                                                                       ======                 =====

  Revenues.   The total revenues for the three months ended December 31, 1999 decreased by Ps0.489 billion, or 1.3%, to Ps34.871 billion from Ps35.360 billion for the three months ended September 30, 1999. The decrease in revenues for the last quarter of 1999 was mainly attributable to the decrease in long distance charges by Ps1.186 billion.

  Costs and Expenses.   Costs and expenses for December 31,1999 increased by
Ps15.132 billion, or 98%, to Ps30.603 billion from Ps15.471 billion for the three months ended September 30, 1999. The increase is primarily attributable to the increase in the provision for doubtful accounts and provision for write down of properties, plant and equipment and amortizations. The total operating costs and expenses related to the pay television services of Cablevision were Ps1.359 billion in the last quarter of 1999.

  Operating costs decreased by Ps1.899 billion from Ps6.219 billion in September 30, 1999 to Ps4.320 billion mainly as a result of decreases in salaries of Ps0.832 billion, Fees, studies and investigations Ps1.258 billion, Rents of space of Ps0.703 billion, Services, maintenance and repairs of Ps2.058 billion, depreciation of Ps0.191 billion, and amortizations of Ps0.156 billion. Other operating costs increased by Ps3.299 billion for the three months ended December 31, 1999 compared to September 30, 1999.

  Administrative expenses for the last quarter of 1999 increased by Ps16.933 billion to Ps23.756 billion from Ps6.823 billion for the third quarter ended in September 30, 1999. The increase was mainly attributed to the increase in provision for doubtful accounts by Ps7.896 billion, provision write down of properties, plant and equipment by Ps8.110 billion, and amortizations by Ps1.012 billion. Other administrative expenses decrease in Ps0.085 billion.

  Marketing and Sales expenses. For the three months ended December 31, 1999 increased by Ps0.097 billion to Ps2.527 billion from Ps2.430 billion in September 30, 1999. The increase in marketing expenses was primarily attributable to the increase in amortization by Ps0.922 billion, Other rent by Ps0.117 billion and other marketing and sales expenses by Ps0.385 billion. The following accounts decreased, salaries by Ps0.434 billion, Advertising Ps0.495 billion, services, maintenance and repairs in Ps0.398 billion.

  Operating Income.   Operating income for December 31, 1999 decreased by
Ps15.621 billion from Ps19.889 billion in September 30, 1999 to Ps4.268 billion. The decrease was mainly attributable to the increase in administrative expenses by Ps16.933 billion.

  Non-operating Income (Expenses).   Non-operating income (expenses), net for
September 30, 1999 and December 31, 1999 consisted of the following:

                                                                          Three months ended
                                                             ---------------------------------------------
                                                               September 30, 1999     December 31,  1999
                                                             ----------------------  ---------------------
                                                                  (in thousands of constant Pesos of
                                                                 December 31, 1999 purchasing power)
  Financial Income:
     Interest income.......................................          Ps  4,806,603           Ps(6,737,290)
     Exchange gains........................................             16,380,180             39,891,841
     Other financial income................................                426,406                131,409
                                                                     -------------           ------------
                                                                        21,613,189             33,285,960
                                                                     -------------           ------------
  Financial Expenses:
     Interest expense.......................................           (14,821,347)             4,425,709
     Bank commissions.......................................               (29,793)              (234,498)
     Exchange losses........................................           (56,791,915)           (10,411,516)
     Bank expenses..........................................                93,388                 79,197
     Other financial expenses...............................              (205,463)              (615,630)
                                                                     -------------           ------------
                                                                       (71,755,130)            (6,756,738)
                                                                     -------------           ------------
  Other:
     Donations..............................................                                      (88,896)
     Sales of scrap and extra parts.........................               (25,583)               162,659
     Other, net.............................................              (171,134)               319,098
                                                                     -------------           ------------
                                                                          (196,717)               392,861
                                                                     -------------            -----------
  Total Non-operating Income (Expenses).....................         Ps(50,338,658)          Ps26,922,083
                                                                     =============           ============
---------------

  Net non-operating expenses decreased from Ps(50.339) billion for the three months ended September 30, 1999 to Ps26,922 billion income for the three months ended December 31, 1999. The increase was mainly due to the net exchange gain occurred during the last quarter of 1999 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the revaluation of 7.1% of the Colombian peso with respect to the Dollar in the last quarter.

  Net Monetary Inflation Adjustment Income.   Net monetary inflation adjustment
income decreased by Ps1.064 billion to Ps2.016 billion for the last quarter of 1999, from Ps3.080 billion in the third quarter of 1999 as a result of the inflation decrease in the last quarter of 1999.

  Income Tax Expense.   Income tax expense for the last quarter of 1999
increased by Ps1.845 billion to Ps5.807 billion from Ps3.962 billion in the third quarter of 1999.

  Minority Interest.   Minority interest for the last quarter of 1999, decreased
by Ps1.705 billion to Ps2.077 billion from Ps3.778 billion for the third quarter of 1999 because of capitalization of 29% in Telejamundi.

  Net Income.   Total income increased by Ps58.849 billion from Ps(29.376)
billion for the third quarter of 1999 to Ps 29.473 billion for the last quarter of 1999, as a result of the increase in exchange gains.

                         INDEX TO FINANCIAL STATEMENTS

                                 Transtel S.A.

Reports of Independents Accountants.......................................................................    F-2
Consolidated Balance Sheets at December 31, 1997, 1998 and 1999...........................................    F-4
Consolidated Statements of Income for the Years Ended December 31, 1997, 1998 and 1999....................    F-5
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1997,
   1998 and 1999..........................................................................................    F-6
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 1997,
   1998 and 1999..........................................................................................    F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999................    F-8
Notes to the Consolidated Financial Statements............................................................    F-9

                                 TRANSTEL S.A.


                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders
Transtel  S.A

   We have audited the accompanying consolidated balance sheet of Transtel S.A, and its subsidiaries as of December 31, 1999 and the related consolidated statements of income, changes in shareholders' equity, changes in financial position and cash flows for the year ended December 31, 1999 (all expressed in constant Colombia pesos of December 31, 1999 purchasing power). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in Colombia, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with
accounting principles generally accepted in Colombia. An   audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transtel S.A. and its subsidiaries as of December 31, 1999 and the results of its operations, changes in shareholders' equity, changes in financial position and cash flows for the year ended December 31, 1999 in conformity with accounting principles generally accepted in Colombia.

   Accounting principles generally accepted in Colombia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated shareholders' equity at December 31,1999 and the determination of net income (loss) for the year then ended to the extent summarized in Note 31.

   Our audit also included the translations of Colombian pesos into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S dollar amounts are presented solely for the convenience of the readers.



/s/ DELOITTE & TOUCHE

Cali, Colombia, March 13,2000

                                 TRANSTEL S.A.


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Transtel S.A.

  We have audited the accompanying consolidated balance sheets of Transtel S.A. and its subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of income, of changes in shareholders' equity, of changes in financial position and of cash flows for each of the two years in the period ended December 31, 1998, all expressed in constant Colombian pesos of December 31, 1999 purchasing power. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Colombia, which are substantially consistent with those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Transtel S.A. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations, the changes in their financial position and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in Colombia.

  Accounting principles generally accepted in Colombia, as described in Notes 2 and 3 to the financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in constant Colombian pesos of December 31, 1999 purchasing power for each of the two years in the period ended December 31, 1998, and the determination of consolidated shareholders' equity also expressed in constant Colombian pesos of December 31, 1999 purchasing power at December 31, 1997 and 1998 to the extent summarized in Note 31 to the consolidated financial statements.


/s/ PRICE WATERHOUSE


Cali, Colombia
March 2, 1999, except for the remeasurement to December 31, 1999 constant Colombian pesos, which is as of March 13, 2000

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS

                                                                     1997               1998               1999             1999
                                                               ----------------  ------------------  -----------------  ------------
                                                                     (Thousands of Pesos of  December 31,  1999          (Thousands
                                                                                      --Note 2)                         of Dollars,
                                                                                                                         unaudited
                                                                                                                         --Note 3)
                                 ASSETS
Current
 Cash......................................................... Ps     3,537,101   Ps      3,918,457  Ps      5,243,886     $  2,799
 Short-term and temporary investments (Note 4)................      133,000,221          64,513,984          8,505,039        4,539
 Accounts receivable, net (Note 5)............................       20,676,945          32,936,817         75,754,809       40,429
 Inventories (Note 6).........................................        1,214,883           2,926,100          2,354,211        1,256
 Prepaid expenses.............................................          656,023             865,856            383,413          205
                                                                    -----------         -----------        -----------     --------
  Total current assets........................................      159,085,173         105,161,214         92,241,358       49,228
Noncurrent
 Accounts receivable (Note 5).................................       17,716,805          46,354,448         52,528,661       28,034
 Properties, plant and equipment, net (Note 7)................      143,612,155         289,515,524        382,714,191      204,248
 Deferred monetary correction.................................        2,997,495           4,358,574          4,575,998        2,442
 Deferred costs (Note 8)......................................       61,872,553          67,329,358         55,851,892       29,807
 Long-term investments (Note 4)...............................       39,840,829           3,215,873          1,274,377          680
 Other assets (Note 9)........................................        2,741,365           5,423,805         11,723,506        6,257
 Reappraisal of assets (Note 10)..............................       20,156,974          35,945,811         37,852,181       20,201
                                                                    -----------         -----------        -----------     --------
  Total assets................................................   Ps 448,023,349     Ps  557,304,607     Ps 638,762,164     $340,897
                                                                ===============     ===============     ==============     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt (Note 12)....................................    Ps    644,342  Ps      14,886,276    Ps   12,821,144     $  6,842
 Current portion of other long-term debt (Note 12)............       16,600,432           1,605,223          3,322,949        1,773
 Current portion of capital lease obligations (Note 19).......          267,192           4,505,914          9,387,072        5,010
 Accounts payable (Note 13)...................................       19,971,368          33,154,217         47,246,095       25,214
 Tax liabilities (Note 14)....................................        3,249,583           6,055,500         24,958,881       13,320
 Labor liabilities (Note 15)..................................          541,948           1,059,968          1,162,036          620
 Other liabilities (Note 16)..................................        8,767,086           4,064,528          3,186,393        1,701
 Accrued pension obligations (Note 17)........................         677,931.             590,484            934,937          499
                                                                    -----------         -----------        -----------     --------
  Total current liabilities...................................       50,719,882          65,922,110        103,019,507       54,979
Long-term liabilities
 12  1/2 % Senior Notes due 2007 (Note 12)....................      246,091,349         253,592,279        281,065,500      150,000
 20.32% Senior Discount Notes due 2008 (Note 12)..............                           25,359,228         34,103,946       18,201
 Other long-term debt (Note 12)...............................                            9,662,570
 Capital lease obligations (Note 19)..........................        1,431,129          31,367,330         38,043,291       20,303
 Deferred monetary correction.................................        5,683,500           5,273,018          5,746,629        3,067
 Accrued pension obligations (Note 17)........................        7,544,680           7,104,878          6,273,650        3,348
 Other liabilities (Note 20)..................................       15,508,289          12,006,303         11,491,118        6,133
                                                                    -----------         -----------        -----------     --------
  Total liabilities...........................................      326,978,829         410,287,716        479,743,641      256,031
                                                                    -----------         -----------        -----------     --------
Minority interest (Note 21)...................................       53,776,363          63,380,188         70,636,934       37,698
                                                                    -----------         -----------        -----------     --------
Commitments (Note 30)
Shareholders' equity (Note 22):
 Common stock, Ps1 par value, 50 billion shares
        authorized; 34,611,747,976
        shares issued and outstanding (5,039,801,222 in 1997
        and 34,611,748 in 1998)...............................       10,215,810          48,730,664         48,730,664       26,007
 Premium on shares issued.....................................       38,514,854
 Retained earnings............................................        6,595,839          19,230,521         21,825,915       11,648
 Surplus from reappraisal of assets (Note 10).................       11,941,654          15,675,518         17,825,010        9,513
                                                                    -----------         -----------        -----------     --------
  Total shareholders' equity..................................       67,268,157          83,636,703         88,381,589       47,168
                                                                    -----------         -----------        -----------     --------
  Total liabilities and shareholder's equity..................    Ps448,023,349    Ps   557,304,607     Ps 638,762,164     $340,897
                                                               ================  ==================  =================     ========

Memorandum accounts (Note 11).................................   Ps 373,498,093    Ps   265,270,024     Ps 335,755,232     $179,673
                                                               ================  ==================  =================     ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  For the Years Ended December 31,
                                               -----------------------------------------------------------------------
                                                     1997               1998               1999              1999
                                               -----------------  -----------------  -----------------  --------------
                                                     (Thousands of Pesos of  December 31, 1999--          (Thousands
                                                                       Note 2)                           of Dollars,
                                                                                                          unaudited
                                                                                                          --Note 3)

Revenues (Note 23)...........................    Ps  33,689,397     Ps  93,886,463     Ps 130,317,180        $ 69,548
Costs and expenses:
  Operating costs (Note 24)..................         8,418,419         19,644,296         19,592,905          10,456
  Administrative expenses (Note 25)..........        11,065,829         22,271,361         45,936,692          24,516
  Marketing expenses (Note 26)...............         1,987,562          5,982,711          8,932,987           4,767
                                                    -----------        -----------       ------------        --------
                                                     21,471,810         47,898,368         74,462,584          39,739
                                                    -----------        -----------       ------------        --------
  Operating income...........................        12,217,587         45,988,095         55,854,596          29,809
                                                    -----------        -----------       ------------        --------
Nonoperating income (expenses)
  Financial income (Note 27).................        11,199,031         58,269,754         99,954,006          53,344
  Financial expenses (Note 27)...............       (17,458,717)       (94,623,511)      (151,870,175)        (81,051)
  Other (Note 27)............................        (2,362,039)         1,168,255         (1,631,712)           (871)
                                                    -----------        -----------       ------------        --------
                                                     (8,621,725)       (35,185,502)       (53,547,881)        (28,578)
                                                    -----------        -----------       ------------        --------

Net monetary inflation adjustment income
 (Note 28)...................................         4,479,288         18,484,268         17,212,723           9,186
                                                    -----------        -----------       ------------        --------
     Income before income taxes and
       Minority interest.....................         8,075,150         29,286,861         19,519,438          10,417
Income tax expense (Note 18).................        (1,476,731)        (5,684,386)        (7,293,848)         (3,893)
                                                    -----------        -----------       ------------        --------
     Income before minority interest.........         6,598,419         23,602,475         12,225,590           6,524
Minority interest............................        (5,218,359)       (10,967,793)        (9,630,196)         (5,139)
                                                    -----------        -----------       ------------        --------
     Net income..............................    Ps   1,380,060      Ps 12,634,682      Ps  2,595,394        $  1,385
                                                 ==============      =============      =============        ========
Earnings per share (in single Pesos and
 single Dollars per share) ..................    Ps  0.31            Ps  2.02           Ps   0.07             $    -
                                                 ==============      =============      =============        ========



   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  Years Ended December 31, 1997, 1998 and 1999
        (Thousands of Pesos of December 31, 1999--Note 2, except shares)

                                         Common Shares
                                         -------------
                                          Outstanding
                                  ----------------------------
                                                                                                  Surplus from       Total
                                    Number                        Premium on        Retained      Reappraisal    Shareholders'
                                   (Note 18)        Amount       shares issued      Earnings      of Assets         Equity
                                  ------------  --------------   -------------   --------------   -------------  --------------
Balance at December 31, 1996.......  4,000,000    Ps 8,108,105                     Ps 5,215,779    Ps11,217,640    Ps24,541,524
Shares issued for cash
   (Note 22).......................  1,039,801       2,107,705      38,514,854                                       40,622,559
Net income.........................                                                   1,380,060                       1,380,060
Increase during the year...........                                                                     724,014         724,014
                                                                                                   ------------    ------------

Balance at December 31, 1997.......  5,039,801      10,215,810      38,514,854        6,595,839      11,941,654      67,268,157
Shares issued from
  share premium (Note 22).......... 29,571,947      38,514,854     (38,514,854)
Net income.........................                                                  12,634,682                      12,634,682
Increase during the year...........                                                                   3,733,864       3,733,864
                                                                                                   ------------    ------------
Balance at December 31, 1998....... 34,611,748      48,730,664               0       19,230,521      15,675,518      83,636,703
Net income.........................                                                   2,595,394                       2,595,394
Increase during the year...........                                                                   2,149,492       2,149,492
                                                                                 --------------    ------------    ------------
Balance at December 31, 1999....... 34,611,748    Ps48,730,664               0    Ps 21,825,915    Ps17,825,010    Ps88,381,589
                                    ==========    ============      ==========   ==============    ============    ============


 Retained earnings balances consist of the following:

                                                                                             December 31,
                                                                          -------------------------------------------------
                                                                               1997             1998             1999
                                                                          ---------------  ---------------  ---------------
Legal reserve......................................................         Ps  521,579       Ps   659,586    Ps 1,644,672
Appropriated for future construction...............................             882,551            882,551       1,066,961
Appropriated for future acquisitions...............................           5,191,708         17,688,384      16,518,888
Unappropriated retained earning....................................                   -                  -       2,595,394
                                                                            -----------       ------------    ------------
                                                                            Ps6,595,838       Ps19,230,521    Ps21,825,915
                                                                            ===========       ============    ============

                                                                                             December 31,
                                                                          -------------------------------------------------
                                                                               1997             1998             1999
                                                                          ---------------  ---------------  ---------------
Revaluation of shareholders' equity
Consist of the  following amounts included in:
Common stock  ....................................................        Ps4,251,467        Ps10,785,806     Ps14,118,916
Retained earnings:  ...............................................         1,306,417           1,511,394        3,092,474
                                                                          -----------        ------------     ------------
                                                                          Ps5,557,884        Ps12,297,200     Ps17,211,390
                                                                          ===========        ============     ============

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                 TRANSTEL S.A.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                                         For the Years Ended December 31,
                                                                --------------------------------------------------------------------
                                                                     1997               1998              1999            1999
                                                                ----------------   --------------     -------------   ------------
                                                                    (Thousands of Pesos of December 31, 1999          (Thousands
                                                                               --Note 2)                               of Dollars,
                                                                                                                       unaudited
                                                                                                                        --Note 3)
Sources of working capital:
 Net income....................................................    Ps 1,380,060       Ps 12,634,682     Ps 2,595,394      $  1,385
 Items that do not utilize (provide) working capital:
   Depreciation................................................         670,010           2,801,467        5,114,736         2,730
   Amortization................................................       4,285,816          10,323,723       14,885,954         7,944
   Deferred income taxes.......................................          (4,658)           (461,242)      (3,435,146)       (1,833)
   Allowance for writedown of properties, plant and equipment..         121,244             933,248        8,159,287         4,354
   Allowance for doubtful accounts.............................                           1,002,966        9,460,831         5,049
   Accretion of interest on Senior Discount Note...............                                            5,997,938         3,201
   Allowance for inventories...................................                             321,209
   Unrealized foreign exchange loss............................       2,355,251           7,500,930       30,220,001        16,128
   Gain on sale of properties, plant and equipment.............                              (4,826)
   Minority interest...........................................       5,218,359          10,967,793        9,630,196         5,139
   Net inflation adjustment from non-current balance sheet
    account....................................................      (3,996,429)        (16,715,699)     (17,145,651)       (9,150)
   Deferred monetary correction, net...........................         811,491          (1,771,562)         343,526           184
                                                                   ------------       -------------    -------------    ----------
Working capital provided by operations.........................      10,841,144          27,532,689       65,827,066        35,131
                                                                   ------------       -------------    -------------    ----------
Financial resources generated otherwise:
   Sales proceeds from properties, plant and equipment.........                             188,474
   Issuance of Senior Notes due 2007...........................     243,736,098          25,359,228
   Issuance of Senior Discount Notes due 2008..................
   Accrued pension obligations.................................       7,544,680            (439,802)        (831,228)         (444)
   Increase (decrease) in other debt...........................     (31,821,322)          9,662,570       (9,662,570)       (5,157)
   Capital lease obligations...................................         155,005          29,936,203        6,675,960         3,563
   Increase in other liabilities...............................      15,415,333           3,998,943         (515,185)         (275)
   Investment by minority interest.............................      25,667,294                            1,803,055           962
   Shares issued for cash......................................      40,622,557                           (5,652,135)       (3,016)
                                                                  --------------     --------------     ------------     ---------
                                                                    301,319,645          68,705,616       (8,182,103)       (4,367)
                                                                  --------------     --------------     ------------     ---------
  Total financial resources generated..........................     312,160,789          96,238,305       57,644,963        30,764
                                                                  --------------     --------------     ------------     ---------
 Financial resources utilized:
  Purchases of properties, plant and equipment.................    (117,282,630)       (149,876,233)    (107,606,231)      (57,428)
  Purchases of  reappraisal of assets..........................                         (11,344,018)
  Increase in deferred costs...................................     (47,955,270)        (15,034,712)      (3,544,954)       (1,892)
  Increase (Decrease) in long-term investments.................     (39,660,429)         36,441,623        2,019,099         1,078
  Increase in other assets.....................................      (2,301,782)         (2,622,612)      (6,299,700)       (3,362)
  Noncurrent accounts receivable...............................     (10,938,463)        (29,640,609)      (6,174,213)       (3,295)
  Dividends paid to minority interest..........................                          (2,367,244)
  Decrease in other liabilities................................
                                                                 ----------------   ---------------   --------------   -----------
                                                                  (218,138,574)       (174,443,805)    (121,605,999)      (64,899)
                                                                 ---------------    ---------------     ------------    ----------
 Effect of revaluing to constant pesos.........................     10,433,117          16,901,451       23,404,614        12,491
                                                                 ---------------    ---------------   --------------    ----------
    Increase (decrease) in working capital.....................  Ps104,455,332      Ps (61,304,049)   Ps(40,556,422)    $ (21,644)
                                                                 ===============    ===============   ==============    ==========
Changes in working capital components:
 Cash    ......................................................  Ps(13,942,179)     Ps     381,356        1,325,429           707
 Short-term and temporary investments..........................    126,299,529         (68,486,237)     (56,008,945)      (29,891)
 Accounts receivable  .........................................     12,881,409          12,259,872       52,278,823        27,900
 Inventories  .................................................        838,191           2,032,424         (571,889)         (305)
 Prepaid expenses  ............................................        445,488             209,833         (482,443)         (257)
 Short-term debt...............................................     13,342,087         (14,241,935)       2,065,132         1,102
 Current portion of other long-term debt.......................     (7,965,859)         14,995,209       (1,717,726)         (917)
 Current portion of capital lease obligations..................       (184,388)         (4,238,721)      (4,881,158)       (2,605)
 Accounts payable  ............................................    (15,528,385)        (13,182,849)     (14,091,878)       (7,521)
 Tax liabilities.  ............................................     (2,186,387)         (2,805,917)     (18,903,380)      (10,088)
 Labor liabilities  ...........................................       (372,312)           (518,019)        (102,068)          (54)
 Accrued pension obligations  .................................       (677,930)             87,446         (344,453)         (184)
 Other liabilities.............................................     (8,493,932)         12,203,489          878,134           469
                                                                 --------------      --------------   --------------    ----------
 Increase (decrease) in working capital  ......................  Ps104,455,332       Ps(61,304,049)   Ps(40,556,422)    $ (21,644)
                                                                 ==============      ==============   ==============    ==========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                 TRANSTEL S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   For the Years Ended December 31,
                                                                 ------------------------------------------------------------------
                                                                      1997              1998              1999            1999
                                                                 ----------------  -----------------  ---------------  ------------
                                                                   (Thousands of Pesos of December 31, 1999--           (Thousands
                                                                                         Note 2)                         of Dollars,
                                                                                                                          unaudited
                                                                                                                           --Note 3)
Cash flows from operating activities:
 Net income  ................................................    Ps  1,380,060    Ps   12,634,682   Ps   2,595,394      $  1,385
 Adjustments to reconcile net income with net cash
  Provided by operations:
    Depreciation.............................................          670,010          2,801,467        5,114,736         2,730
    Amortization.............................................        4,285,816         10,323,723       14,885,954         7,944
    Deferred income taxes  ..................................           (4,658)          (461,242)      (3,435,146)       (1,833)
    Allowance for write down of property, plant and equipment          121,244            933,248        8,159,287         4,354
    Allowance for doubtful accounts...........................                          1,002,966        9,460,831         5,049
    Allowance for inventories.................................                            321,207
    Unrealized  foreign exchanges loss........................       2,355,251          7,500,930       30,220,001        16,128
    Accretion of interest on Discount Senior Note............                                            5,997,938         3,201
    Gain on sales of properties, plant and equipment  .......                              (4,826)
    Minority interest  ......................................        5,218,359         10,967,793        9,630,196         5,139
    Net inflation adjustment from balance sheet accounts  ...       (4,058,724)       (17,229,636)     (17,145,651)       (9,150)
    Deferred monetary correction, net  ......................          588,055         (1,771,562)         343,526           183
    Changes in operating assets and liabilities:
    Accounts receivable  ....................................      (17,125,809)       (32,615,460)     (79,523,825)      (42,441)
    Inventories  ............................................         (283,166)          (566,403)         571,889           305
    Prepaid expenses  .......................................         (435,192)          (145,572)         482,443           257
    Deferred costs  .........................................       (9,910,140)       (13,275,656)      (3,544,954)       (1,892)
    Other assets.............................................         (306,850)        (1,151,368)      (6,299,701)       (3,362)
    Accounts payable  .......................................        5,491,510         13,182,849       14,091,878         7,521
    Labor liabilities  ......................................          355,641            343,393          102,068            54
    Tax liabilities  ........................................        1,510,099          2,614,795       18,903,380        10,091
    Accrued pension obligations..............................                            (531,725)        (486,775)         (260)
    Other liabilities........................................        9,292,990         12,343,860)      (1,393,320)         (744)
                                                                  ------------       ------------      -----------      --------
     Net cash (used for) provided by operating activities  ..         (855,504)       (17,470,257)       8,730,149         4,659
                                                                  ------------       ------------      -----------      --------
Cash flows from investing activities:
 Purchases of properties, plant and equipment  ..............      (57,818,159)       (80,723,285)     (85,172,435)      (45,455)
 Advances on properties, plant and equipment  ...............      (11,430,015)       (15,896,685)      (2,150,035)       (1,147)
 Acquisition costs  .........................................       (4,032,653)
 Payment for purchase of Cablevision, net of cash acquired...                         (22,095,823)
 Sales of properties, plant and equipment....................                             188,473
 Purchases of investments  ..................................     (282,225,676)      (156,839,138)     (15,523,524)       (8,285)
 Proceeds from maturity of short-term investments  ..........      113,322,534        256,953,758       73,551,568        39,254
 Proceeds from sale of temporary investments  ...............        3,467,203          4,905,069
                                                                  ------------       ------------   --------------   -----------
     Net cash used by investing activities  .................     (238,716,766)       (13,507,631)     (29,294,426)      (15,634)
                                                                  ------------       ------------      -----------      --------
Cash flows from financing activities:
 Senior Notes due 2007  .....................................      243,736,098
 Senior Discount Notes due 2008  ............................                          25,359,228
 Issuance costs of Senior Notes and Senior Discount Notes  ..      (34,012,477)        (1,117,631)
 Bank overdrafts borrowings  ................................       21,024,391          5,499,086        6,097,360         3,254
 Issuance of other debt......................................      139,908,448         37,504,430        6,335,430         3,381
 Bank overdrafts repayments  ................................      (20,380,050)       (11,234,650)      (2,767,590)       (1,477)
 Repayments of other debt....................................     (185,400,700)       (38,716,372)     (19,675,177)      (10,500)
 Shares issued for cash  ....................................       40,622,556
 Dividends paid to minority interest   ......................                          (2,367,244)      (5,652,135)       (3,016)
 Sale of customer accounts receivable  ......................       10,410,930          8,038,143       23,220,827        12,393
 Repayments of capital lease obligations  ...................         (712,223)        (8,507,197)      (9,073,623)        4,842
                                                                  ------------       ------------      -----------      --------
    Net cash provided by financing activities  ..............      215,196,973         14,457,793       (1,514,908)        ( 808)
                                                                  ------------       ------------      -----------      --------
Effect of revaluing to constant pesos  ......................       10,433,118         16,901,451       23,404,614        12,491
                                                                  ------------       ------------      -----------      --------
 Net (decrease) increase in cash.............................      (13,942,179)           381,356        1,325,429           708
 Cash at beginning of year  .................................       17,479,280          3,537,101        3,918,457         2,091
                                                                  ------------       ------------      -----------      --------
 Cash at end of year  ........................................   Ps  3,537,101     Ps   3,918,457     Ps 5,243,886      $  2,799
                                                                 =============     ==============     ============      ========
Supplemental disclosure of cash flows information:
 Cash paid during the year for:
  Interest  .................................................    Ps 15,545,004     Ps  46,270,492     Ps 45,901,994     $ 24,497
                                                                 =============     ==============     =============     ========
  Income taxes  .............................................    Ps  3,042,763     Ps   7,536,553     Ps  7,837,068     $  4,183
                                                                 =============     ===============    ==============    ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Thousands of Pesos of December 31, 1999--Note 2, unless otherwise specified)


Note 1--Reporting Entity

      Transtel S.A. (hereafter, Transtel S.A. and its subsidiaries are referred to as the "Company" or "Transtel") was created under Colombian law on August 23, 1993 for a term expiring on August 23, 2023; this term may be extended by an amendment of the Company's bylaws. Transtel maintains its accounting records and prepares its financial statements in Colombian pesos ("Pesos"). As more fully explained in Note 2, the accompanying annual financial statements are restated in constant Pesos of December 31, 1999 purchasing power.


  The Company's business consists of the design, installation, operation and ownership of fixed telephony networks in various areas of Colombia and, commencing in 1998, the operating of pay television services in Cali.

  To date, Transtel has grown primarily through the formation of subsidiaries with municipalities as their minority shareholders. Transtel contributed cash (except in the case of Caucatel where Transtel's contribution consisted of cash and equipment) to each subsidiary in exchange for a majority ownership. In exchange for a minority ownership position in the subsidiary, the relevant municipality either (i) transferred its currently owned telecommunications infrastructure along with its cooperation in various forms, including the provision of its demographic information and the required civil works permits on an expedited basis, or (ii) where such current infrastructure does not exist, contributed nominal cash and demographic information and permits cooperation only. Once the subsidiary structure is in place, Transtel then focuses on expanding the subscriber base and either upgrading the current infrastructure or building a new infrastructure, as the case may be.

  As of December 31, 1999, Transtel has formed nine operating subsidiaries as shown in the following chart:

                                                                                        Date
                                                         Primary          Date       commercial       Percent
                                                          area        Incorporated   operations       owned by
Subsidiary                                               served        by Transtel      began         Transtel
----------------------------------------------------  --------------  -------------  -----------  ----------------
Empresa de Telefonos de Jamundi S.A., E.S.P.
 ("TeleJamundi")  ..................................  Jamundi             9/29/93       6/1/97           99.8%
Unitel S.A. E.S.P. ("Unitel").......................  Yumbo               3/11/94       6/1/97           95.0
Empresa de Tel fonos de Palmira S.A., E.S.P.........  Palmira and
 ("TelePalmira")  ..................................  Candelaria          5/31/95       9/1/95           60.0

Telefonos de Cartago S.A., E.S.P.
  ("TeleCartago")  .................................  Cartago              1/3/97       4/1/97           65.0
Caucatel S.A., E.S.P. ("Caucatel")..................  Popayan             4/30/97       5/1/97           51.0
Bugatel S.A., E.S.P. ("Bugatel")....................  Buga                6/16/97       7/1/97           60.0
Empresa de Telecomunicaciones de Girardot S.A.
 E.S.P. ("TeleGirardot")............................  Girardot           12/31/97       1/1/98           60.0
Suscripciones Auduovisuales S.A.....................  Cali                             1/31/98          100.0
Cablevision S.A.....................................  Cali                             1/31/98          100.0

     In addition to the above subsidiaries, Transtel formed TeleCauca S.A. E.S.P. as a 94% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

  Transtel S.A. was in the preoperating stage until September 1, 1995. As of December 31 1999, Transtel S.A. had no significant operations or assets and liabilities except for its investments in its subsidiaries, the issuance of the Senior Notes due 2007 and the Discount Notes due 2008 and the investments of a portion of the proceeds therefrom.

                                 TRANSTEL S.A.

  TeleJamundi and Unitel were formed by Transtel S.A. contributing cash of Ps31,852 and Ps98,527, respectively, for a 70.0% and 80% interest, respectively. In December 1997, Transtel purchased an additional approximately 15% ownership investment in Unitel by exchanging Ps7,110,165 of its advances to Unitel for Unitel shares. In December 1999, Transtel purchased an additional approximately 29.8% ownership investment in TeleJamundi by Ps4,709,446, corresponding to a liability capitalization. The municipalities of Jamundi and Yumbo contributed Ps13,650 and Ps24,633 in cash for their minority interests in TeleJamundi and Unitel, respectively, as these municipalities did not own existing telephony systems.

  Telepalmira was formed on May 31, 1995 by Transtel S.A. contributing cash of Ps17.520 billion for a 60% interest and the municipality of Palmira contributing a portion of its telephony system with a fair value of Ps11.678 billion for a 40% minority interest. Concurrently, Telepalmira purchased the remaining assets of Palmira's telephony system for Ps15,768 billion in cash.

  During the year ended December 31, 1997, Transtel S.A. acquired the telephony operations of the municipalities of Cartago, Popayan, Buga and Girardot. The acquisitions were effected by Transtel S.A. forming subsidiaries with the municipalities having a minority interest as follows:


                                                   Transtel S.A.                               Municipality
                                   ---------------------------------------------  ---------------------------------------
                                                                  Ownership                                  Ownership
                                                             -------------------                           --------------
                                           Investment            Percentage             Investment           Percentage
                                   -----------------------   -------------------   ----------------------  --------------
  TeleCartago  ..................         Ps   5,447,823(1)          65%               Ps  2,933,442(3)           35%
  Caucatel  .....................              9,928,896(2)          51                    9,667,258(4)           49
  Bugatel  ......................              7,962,083(1)          60                    5,329,981(3)           40
  TeleGirardot  .................             11,604,827(1)          60                    7,736,611(4)           40
                                         ---------------                              --------------
                                          Ps  34,943,629                               Ps 25,667,292
                                         ===============                               =============

  (1) Cash invested by Transtel S.A.
  (2) Cash of Ps2,038,971 and equipment with a cost of Ps7,889,925 were contributed by Transtel S.A.
  (3) Portions of the telephony systems of Cartago and Buga were contributed to the subsidiaries and recorded at estimated fair value.
  (4) The entire telephony system was contributed to the subsidiary and recorded at the municipality's historical book value plus Transtel's portion of the excess of fair value over that book value.

  Upon formation, TeleCartago and Bugatel paid the municipalities of Cartago and Buga Ps11,665,452 and Ps6,777,383, respectively, in cash for the portion of their telephony systems not contributed in exchange for stock in the related subsidiary. Transtel financed these acquisitions by borrowing Ps18,442,833 from banks.

  On December 31, 1997, TeleGirardot was formed by Transtel contributing Ps11,604,827 in cash for its 60% interest and the municipality of Girardot contributing the net assets of its wholly-owned telephone subsidiary, Empresa de Telecomunicaciones de Girardot E.S.P. ("Girardot Telephone"), totaling Ps7,736,611 for its 40% minority interest. Transtel used a portion of the proceeds from the Senior Notes due 2007 (see Note 12) to finance its investment in TeleGirardot. The transaction has been accounted for at the municipality's historical book value plus Transtel's portion of the excess of fair value over that book value since prior accounting records for Girardot telephone are available.

                                 TRANSTEL S.A.

   In July and September 1998, the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps14,763,318 and Ps 6,745,898 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps 836,889 in cash. These companies own and operate the only license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase. Because of the step acquisition of Cablevision, the consolidated income statement for the year ended December 31, 1998 includes Cablevision's income statement from January 1, 1998 with its preacquisition net loss reflected in minority interest.

  Except for TeleGirardot and Cablevision, separate financial information of the operations prior to the acquisitions by the Company does not exist, thus, no pro forma statement of income information is included herein for any of the above acquisitions, except for TeleGirardot and Cablevision.

  The following consolidated unaudited pro forma information of Transtel S.A. is presented as if the acquisitions of Girardot Telephone and Cablevision had occurred on January 1, 1997.

                                                                                       Year ended December 31,
                                                                    ------------------------------------------------
                                                                       1997               1998               1999
                                                                    ----------         ----------          ---------
  Revenues..................................................     Ps 45,366,542       Ps 93,886,463    Ps 130,317,180
  Net income (loss)  .......................................        (7,321,521)         10,086,927         2,595,394
  Earnings (loss) per share (in single Pesos per share).....             (1.66)              (1.61)             0.07

  The above pro forma presentation is not comparable since the 1996 information only includes the Girardot Telephone acquisition. The net loss of Girardot Telephone that is included in the above pro forma information for the year ended December 31, 1997 includes a litigation loss of Ps2,790,194 and the related income tax benefit of Ps195,272 (see Note 20). Additionally, connection fees revenues decreased approximately Ps2,450,294 from 1996 to 1997 at Girardot Telephone because of a lack of network capacity at Girardot Telephone during 1997.


Note 2--Basis of Financial Statement Presentation

 Consolidation

  Companies in Colombia must keep their accounting records and prepare their financial statements in conformity with rules prescribed by the Government of Colombia. These are considered by law to be accounting principles generally accepted in Colombia ("Colombian GAAP"). Consolidated financial statements in Colombia include the subsidiaries in which the Company owns, directly or indirectly, more than 50% of the common stock. All of the Company's subsidiaries are consolidated, eliminating intercompany accounts and transactions.

 Inflation accounting

  The consolidated financial statements, as required by law, have been adjusted for the effects of inflation on the basis of changes in the official Colombian middle-income consumer price index ("MCPI"). This index is applied, on a one-month lagging basis, to nonmonetary assets and liabilities, shareholders' equity (excluding the surplus from reappraisal of assets) and revenue and expense accounts. Monetary balances have not been adjusted because they reflect the purchasing power of the currency at the date of the balance sheet. The Company's management considers that the application of the one-month lagging basis in the inflation adjustments does not deviate materially from the calculation performed on a current-month basis.

                                 TRANSTEL S.A.

  The adjusted costs of the non-monetary assets may not exceed the net realizable value of the assets.

  The exposure to inflation is reflected in each non-monetary item of the consolidated financial statements. The net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the consolidated statements of income. The individual components of the consolidated statements of income have been adjusted to reflect the effect of inflation during the year. The net effect of inflation during the year on these revenue and expense components is recorded as a portion of the "Net monetary inflation adjustment income (loss)" account.

  Accordingly, the "Net monetary inflation adjustment income (loss)" shown in the income statement of the Company is the result of netting or offsetting the following items:

A.  A credit (or income entry) for inflation affecting non-monetary assets;
B. A charge (or expense entry) for inflation affecting non-monetary liabilities and shareholders' equity; and
C. Charges and credits (for expense and income entries) representing inflation adjustments made to expenses and revenues, respectively. Since monetary inflation adjustments are offset in the net monetary inflation adjustment account in the statement of income, the net effect on net income from the expense and income inflation adjustments is zero. The inflation adjustments to revenue and expenses are included in the individual revenue and expense captions in the consolidated income statements.

  Because expense and revenue inflation adjustments net to zero, the only impact on the consolidated statement of income of the effects of inflation is attributable to the restatement of non-monetary assets and liabilities and shareholders' equity accounts.

  The financial statements for 1997 and 1998 have been restated to constant pesos of purchasing power of December 31, 1999. The constant pesos amounts have been determined by applying an index derived from the MCPI to the nominal amounts reflected in the statutory financial statements prepared under Colombian GAAP. The indexes applied to the nominal financial statements data for 1997 and 1998 were, 1.2683 and 1.0963 , respectively. Some components of the consolidated statements of cash flows, of changes in financial position and of changes in shareholders' equity were restated using 1.0963 index.

  On December 24, 1998, the Colombian Congress decreed a National Fiscal and Accounting Change to apply after January 1, 1999. This regulation eliminated future inflation adjustments relating to inventories and revenues and expenses.


Note 3--Summary of Significant Accounting Policies

  The Company's significant accounting policies and procedures are described below:

 Investments

  Investments in equity securities in which ownership is temporary are carried at cost. Investments in U.S. Treasury Bills and interest-only strips held in the Escrow Account are held-to-maturity investments and are carried at maturity value with unearned interest recorded as a liability (amortized cost). Investments in Ordinary Common Funds (fiduciary managed unit investments in debt securities) are carried at cost, including reinvested interest income. Investments in the Refinancing Account consist of money market funds and are carried at cost.

                                 TRANSTEL S.A.

 Properties, plant and equipment

  Except for TeleGirardot, the amounts recorded for telecommunications equipment and networks that were contributed to subsidiaries by municipalities and minority interest are valued at estimated fair value of the equipment and networks and are in proportion to the cash or fair value of assets contributed to the subsidiaries by Transtel since the historical book value records of these municipalities are non-existent or unreliable. Since reliable historical book value amounts are available for Girardot Telephone, the Company recorded the net assets obtained in that acquisition at the municipality's historical book value plus Transtel's portion of the excess of fair value over that book value was recorded as goodwill. Other purchases from municipalities are recorded at amounts payable in cash. Subsequently, these assets are adjusted for inflation.

  Other properties, plant and equipment are recorded at historical cost adjusted for the effects of inflation. Sales and retirements of these assets are removed at their net inflation-adjusted cost, and differences between sale proceeds and net inflation-adjusted cost were recorded as gains or losses, according to each case.

  Disbursements for additions to and substantial improvements of assets are capitalized and adjusted for inflation. Interest costs incurred during the construction period are capitalized. Maintenance and repair expenditures are expensed as incurred.

  Depreciation is calculated on the basis of the cost of assets, adjusted for inflation, over their estimated useful lives as follows:

                                                                Life in years
                                                              ------------------
     Buildings..............................................           20
     Office equipment.......................................           10
     Computer and communications equipment..................           5
     Telecommunication equipment............................           20
     External telephony networks  .                                    20
     Vehicles...............................................           5

 Allowance for doubtful accounts

  The allowance for doubtful accounts is reviewed and updated at the end of each year on the basis of evaluations of collectibility based on agings of customer receivables and management's judgment. Uncollectible balances are periodically charged against the allowance account.

 Deferred costs

  Items recorded as deferred costs include disbursements for software, leasehold improvements, organization costs, preoperating expenses until Transtel S.A. and each subsidiary commences commercial operations, costs of market and demand studies and investigations, costs related to several acquisitions and Senior Notes issuance costs. Acquisition costs represent payments made to certain municipalities in connection with the acquisition of their telephony operations to pay severance and pension costs of certain employees. In addition, the Company has recorded as deferred costs interest on the financing of its investments in and advances to its subsidiaries until their commercial operations commence, interest on equipment under installation and interest and exchange losses on the financing of its expansion plan projects from the date that the proceeds are obtained until the projects are completed.

                                 TRANSTEL S.A.

  These deferred costs are adjusted for inflation with a credit to "Deferred monetary correction", a liability, and, concurrently, the inflation adjustment of the part of shareholders' equity used to finance such costs is deferred by a debit to an asset account "Deferred monetary correction". All deferred costs, except Senior Notes issuance costs, and expenses arising from monetary correction are amortized over five years on a straight-line basis from the acquisition date, the studies and investigations and expansion plan projects completion date, or the date when commercial operations begin, as the case may be. The Senior Notes and Senior Discount Notes issuance costs are amortized on a straight-line basis over the life of the bonds.

 Goodwill

  Goodwill represents Transtel's portion of the excess of the fair value over the book value of the assets and liabilities acquired at the acquisition date of Girardot Telephone. Negative goodwill represents the excess of the net book value of Cablevision (including surplus from reappraisal of assets) over the purchase price paid. Goodwill and negative goodwill are amortized over five years on a straight-time basis from the acquisition dates.

 Reappraisal of assets

  Reappraisals of properties, plant and equipment, which increase shareholders' equity are calculated as the excess of appraised values of properties, plant and equipment (as periodically established by independent appraisers) over their net adjusted book values. The initial reappraisal was recorded in 1996. Such reappraisal amounts are not depreciated. A provision charged to income is recorded when appraisals are lower than the net adjusted book value of properties, plant and equipment.

 Translation of foreign currency transactions and balances

  Foreign currency transactions and balances are translated into Colombian pesos at the representative market exchange rate. This representative rate for the United States dollar in Colombian nominal pesos was, Ps1,293.58 , Ps1542.11 and 1873.77 per $1 at December 31, 1997, 1998 and 1999, respectively. Foreign exchange differences are recognized as financial income or expense. Foreign currency balances were borrowings from financial entities (Note 12), other liabilities (Notes 16 and 20) and Senior Notes (Note 12) totaling $157,102.275 (Ps294,373,530) at December 31, 1997, $189,616.000 (Ps355,296,772) at December
31, 1998 and $157,787.000 (Ps295,656,907) at December 31, 1999, and certificates of deposits and investments (Note 4) of $54,318.325 (Ps101,780,048) at December 31, 1997, $33,469.743 (Ps62,714,600) at December 31, 1998.

Labor liabilities

  Labor liabilities are adjusted at the end of each accounting period by reference to legal provisions and labor agreements in force.

                                 TRANSTEL S.A.

  In accordance with the Colombian Labor Code, the Company is subject to Law 100, which requires that the Company and its employees contribute monthly to a pension fund or the Social Security Institute based on a percentage of salaries. On December 31, 1997, the Company assumed the defined benefit pension liability of Girardot Telephone for certain personnel of the municipality of Girardot that are retired or became employees of the Company. The liability which was assumed was recorded on the basis of actuarial studies and reflected all pension liabilities earned by the Girardot Telephone employees through December 31, 1997. Subsequent adjustments in 1998 to the defined benefit pension liability are based on an additional actuarial study.

  Under Colombian labor regulations and Law 50, most Transtel employees other than executives are entitled to receive one month's salary for each year of service. The Company contributes these amounts within 30 days of its year-end to a fund established by each employee.

 Recognition of revenues, costs and expenses

  Revenues for telephone and pay television services are recognized in the period during which the services are provided. Revenues from settlement of traffic for national and international long distance calls are recognized on a net basis and are based on estimates of traffic volume and rates. Certain telephone revenues subject to final settlement are not recorded until realization is probable. Revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer. Actual connection with a dial tone takes place within a day to approximately three months depending on the customer's location in relation to the buildup of the system. Connection fees for subscribers to pay cable television are recorded as income to the extent of direct costs. The amounts in excess of direct costs, if any, are deferred and amortized over the estimated average period of the subscription.

  The Company has expensed all costs relating to programming. The Company expects its prematurity period to end on December 31, 2000. Depreciation expense of the cable plant, which is substantially finished, during the prematurity period is calculated based on the normal expected depreciation times a ratio that is the average subscribers in the year divided by the total expected subscribers at the end of the prematurity period.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Subsequent resolution of some matters could differ from those estimates.

 Income tax

  The tax provision includes tax resulting from timing differences of items which enter into taxable income in periods which differ from those recorded for financial statement purposes. The tax benefit or expense relating to such timing differences is recorded in net deferred income tax asset or liability accounts.

                                 TRANSTEL S.A.

 Memorandum accounts

  Items recorded as memorandum accounts include guarantees, remaining payments on lease agreements and assets given as collateral. Contingent responsibilities mainly represent the amounts of promissory notes receivable from connection fees sold during 1997 and 1998 to a financial institution with no recourse to be collected on behalf of the financial institution. Memorandum accounts called fiscal accounts are also recorded for differences between financial statement and data for income tax purposes. Nonmonetary memorandum accounts are adjusted for inflation, with a charge or credit to reciprocal memorandum accounts.

  Commitments represent the amount of agreements/contracts entered into with third parties.

 Statement of cash flows

  For purposes of reporting cash flows, cash and cash equivalents are defined as cash and highly liquid debt instruments with an original maturity of three months or less, except those investments in Ordinary Common Funds and the Refinancing Account which the Company considers part of its investing activities. The statements of cash flows are prepared substantially in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

  During 1997, the Company recorded non-cash transactions for properties, plant and equipment and minority interest of Ps25,667,294, related to the acquisitions of the telephony assets of municipalities. An additional Ps25,808,582 of properties, plant and equipment and various other net liabilities were recorded as part of the acquisition of Girardot Telephone in 1997 and Ps37,814,846 of properties, plant and equipment and reappraisals were recorded as part of acquisition of Cablevision in 1998. Additionally, the Company recorded non-cash transactions for land, equipment, capital lease and other obligations of Ps7,988,596, Ps42,682,121 and Ps12,592,702 in 1997, 1998 and 1999, respectively.

 Earnings per share

  Earnings per share are computed by dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for each year presented. Transtel's weighted average number of shares used in the computation of earnings per share was 4,433,250,509, 6,271,965,569 and 34,611,747,976 in 1997, 1998 and 1999.

 Convenience translation to U.S. dollars (unaudited)

  The U.S. dollar ("Dollar") amounts presented in the financial statements and accompanying notes have been translated from the Peso figures solely for the convenience of the reader, at the exchange rate of 1,873.77 Pesos per Dollar, which approximates the exchange rate which existed at December 31, 1999. Such translation should not be construed as representations that the Peso amounts represent, or have been or could be, converted into Dollars at that or any other rate.

                                 TRANSTEL S.A.

Note 4--Investments

  Short-term and temporary investments consisted of the following:

                                                                                    December 31,
                                                                ---------------------------------------------------
                                                                      1997              1998             1999
                                                                ----------------  ----------------  ---------------
Certificates of deposits (includes $2,860,398 in 1997)             Ps 55,031,607      Ps 8,573,349     Ps 8,104,367
  Escrow Account ($18,750,000)  ............................          30,761,418        31,699,035
  Refinancing Account (includes $14,610,878)  ..............          25,140,630
      Investments in Ordinary Common Funds   ($15,560,088 in
       1997 and  $14,338,921 in 1998).......................          22,066,566         24,241,600         400,672
                                                                     -----------      -------------    ------------
                                                                  Ps 133,000,221      Ps 64,513,984    Ps 8,505,039
                                                                  ==============      =============    ============

  Long-term investments consisted of the following:

Escrow Account ($17,877,489 )  ..............................      Ps 30,761,418      Ps               Ps     -
Certificates of deposits due in 2001  .......................          8,406,906         2,361,909               525
Other investments............................................            672,505           853,964         1,273,852
                                                                   -------------      ------------     -------------
                                                                   Ps 39,840,829      Ps 3,215,873     Ps  1,274,377
                                                                   =============      ============     =============

  On August 31, 1996, the Company received 100% of the shares of Coinversiones S.C.S., formerly Gonzalo Caicedo Toro & Cia. S.C.S. "GCT & Cia.", ("Coinversiones") from Mr. Gonzalo Caicedo Toro, a shareholder of the Company, for Ps3,467,203 in payment of the Company's net advances to him (see Notes 5 and 29). Coinversiones owns 6% of the Company and an interest in Colombina S.A., a candy manufacturer in Colombia. The Company pledged the shares of Coinversiones as collateral for certain of its borrowings. On July 21, 1997, the Company sold the shares in Coinversiones to Mr. Caicedo for cash equal to the price paid by the Company. Since the Company's ownership of Coinversiones was temporary, the investment was recorded at cost as a temporary investment at December 31, 1996.

  The Escrow Account is a trustee administered account containing U.S. Treasury Bills and interest-only strips that secures the interest payments on the 12 1/2% Senior Notes due 2007 for the years ending December 31, 1998 and 1999. The Refinancing Account is also a trustee administered account that contains a portion of the proceeds of the 12 1/2 % Senior Notes due 2007 that is required to be used to retire other borrowings. The investments in the Refinancing Account consist of money market funds. On January 9, 1998, the Company used Ps9,843,655 of the Refinancing Account to pay the remaining other borrowings. In July and September 1998 the trustee returned the remaining balance of the Refinancing Account to Company for use in other corporate purposes.

  Balances in the Escrow Account at December 31, 1998 partially secure the Senior Notes due 2007.

  Certificates of deposits earned interest at rates between 20% and 22% in 1997, 20% and 24% in 1998 and 18.6% and 22.7% in 1999.

  The Ordinary Common Funds fund investments earned interest at an average rate in 1997 and 1998 of 21% and 22% for Peso balances, respectively, and 6% and 5% for foreign currency balances, respectively.

                                 TRANSTEL S.A.

Note 5--Accounts Receivable, Net

  Accounts receivable consisted of the following:

                                                                                   December 31,
                                                              ------------------------------------------------------
                                                                    1997               1998              1999
                                                              -----------------  ----------------  -----------------
Subscribers  ......................................              Ps 20,639,994     Ps 56,608,233      Ps102,497,516
  Advances to Siemens S.A. (see Note 30)  .........                  6,627,184         2,978,043          6,751,730
  Advances to IBM for equipment purchases  ........                  1,188,362           333,594
  Tax prepayments and other advances  .............                  5,103,575        16,225,350            631,492
  Employees  ......................................                     38,045            33,700             29,316
  Global Telecommunications Operations, Inc.,
     A related party (see Note 30)  ...............                  3,640,838         1,785,262            971,453
  Other receivables  ..............................                  2,930,767         3,864,382         29,184,772
                                                                   -----------       -----------        -----------
                                                                    40,168,765        81,828,564        140,066,279
  Less--Allowance for doubtful accounts  ..........                 (1,775,015)       (2,537,299)       (11,782,809)
                                                                   -----------       -----------        -----------
                                                                    38,393,750        79,291,265        128,283,470
                                                                   -----------       -----------        -----------
  Less--Noncurrent portion-subscribers  ...........                 (6,286,790)      (30,457,763)       (50,378,626)

      Noncurrent advances to IBM, Siemens S.A
        And Global Telecommunications
        Operations, Inc and other..................                (11,430,015)      (15,896,685)        (2,150,035)
                                                                   -----------       -----------        -----------
                                                                   (17,716,805)      (46,354,448)       (52,528,661)
                                                                   -----------       -----------        -----------
                                                                 Ps 20,676,945     Ps 32,936,817      Ps 75,754,809
                                                                 =============     =============     ==============

  The activity in the allowance for doubtful accounts follows:

                                                                             Year ended December 31,
                                                              ------------------------------------------------------
                                                                    1997              1998              1999
                                                              ----------------   ---------------   -----------------
Balance at beginning of year  .............................    Ps    16,102         Ps 1,775,015     Ps  2,537,299
  Provision  ..............................................         241,495            1,002,966         9,460,831
  Balance from Girardot Telephone acquisition  ............       1,517,418
  Effect of revaluing to constant pesos....................                             (240,682)         (215,321)
                                                                                       ---------          --------
  Balance at end of year ..................................    Ps 1,775,015         Ps 2,537,299     Ps 11,782,809
                                                               ============         ============     =============


  Receivables from subscribers at December 31, 1997, 1998 and 1999 include Ps7,988,153, Ps40,157,397 and Ps51,561,130, respectively, for connection fees represented by promissory notes payable over up to 36 months at 37.2% annual interest. During 1997, the Company sold with recourse promissory notes from subscribers totaling Ps10,410,930 (including Ps1,601,091 existing at December 31, 1996) to a financial institution at book value. On December 17, 1997, the recourse provisions for all outstanding receivables previously sold to the financial institution and on all future sales of receivables were removed. During 1998, the Company sold with no recourse promissory notes from subscribers totaling Ps 8,476,663 at book value. The Company continues to collect principal and interest from these subscribers and remits such amounts to the financial institution. Although the Company is unable to estimate the fair value of the servicing, it believes its cost of servicing these accounts is nominal. The allowance for doubtful accounts at December 31, 1997 was adequate to cover the Company's recourse obligation. The uncollected balance of promissory notes sold to the financial institution at December 31, 1998 is Ps8,464,951. Subsequent to December 31, 1998, the Company sold with no recourse Ps1,454,553 of the December 31, 1998 balance from subscribers.

                                 TRANSTEL S.A.

Note 6--Inventories

  Inventories consisted of the following:


                                                                             December 31,
                                                  --------------------------------------------------------------
                                                         1997                  1998                  1999
                                                  ------------------  -----------------------  -----------------
  Materials ................................           Ps    356,472          Ps    1,738,143     Ps  1,731,808
  Cables ...................................                 602,723                1,010,461           522,276
  Spare parts ..............................                 214,297                  418,138           389,538
  Other ....................................                  41,391                   80,565            85,580
                                                  ------------------  -----------------------  ----------------
                                                           1,214,883                3,247,307         2,729,202
    Less--Allowance for writedown of              ------------------  -----------------------  ----------------
      inventories ..........................                                         (321,207)         (374,991)
                                                  ------------------               ----------         ---------
                                                       Ps  1,214,883             Ps 2,926,100     Ps  2,354,211
                                                  ==================  =======================  ================


Note 7--Properties, Plant and Equipment, Net

  Properties, plant and equipment consisted of the following:

                                                                            December 31,
                                                  ----------------------------------------------------------------
                                                         1997                    1998                  1999
                                                  -------------------  ------------------------  -----------------
 Land  .........................................     Ps    4,937,719          Ps     6,688,531      Ps  6,898,864
 Office and computer equipment  ................           2,610,376                 4,171,662         31,024,920
 Communications equipment  .....................             954,627                 4,290,152          4,778,729
 Telecommunications equipment  .................          47,946,189                97,351,018         94,395,906
 External telephony networks  ..................          45,424,589               125,214,439        113,228,422
 Vehicles  .....................................             465,431                   888,334          1,795,695
                                                         -----------               -----------        -----------
                                                         145,126,825               297,003,916        402,823,409
 Less--Accumulated depreciation  ...............          (1,393,426)               (6,450,339)       (11,697,668)
                                                  ------------------   -----------------------   ----------------
                                                     Ps  143,733,399            Ps 290,553,577        391,125,741
 Less--Allowance for writedown of...............  ------------------   -----------------------   ----------------
   properties, plant and equipment  ............            (121,244)               (1,038,053)        (8,411,550)
                                                  ------------------   -----------------------   ----------------
                                                     Ps  143,612,155            Ps 289,515,524     Ps 382,714,191

  Land and buildings at December 31, 1997, 1998 and 1999 include Ps1,849,800 Ps4,015,514 and Ps 2,960,318 capitalized under capital leases. Additionally, office and computer equipment at December 31, 1997, 1998 and 1999 includes Ps247,881, Ps4,700,881 and Ps6,235,022, respectively, capitalized under capital leases (see Note 19).

  Construction in progress at December 31, 1997,1998 and 1999 consists primarily of external telephony networks (Ps20,503,856 ,Ps35,622,010 and Ps117,468,378), telecommunications equipment (Ps7,191,241 Ps1,464,720,and Ps3,904,246) and buildings (Ps8,020,947 Ps9,580,823 and Ps21,395,051), respectively. The December 31, 1997 and 1998 construction in progress--telecommunications equipment primarily consists of Ps6,080,211 and Ps505,904 related to projects assumed in TeleGirardot's acquisition, respectively. The December 31, 1998 construction in progress--building includes Ps860,819 relating to TeleGirardot.

                                 TRANSTEL S.A.

  Land and buildings at December 31, 1997, 1998 and 1999 include real estate purchased by the Company in 1996 from Mr. Gonzalo Caicedo Toro, a shareholder, for Ps2,122,620, Ps2,061,668 and Ps2,074,475, respectively (see Note 29).

Note 8--Deferred Costs

  Deferred costs consisted of the following:

                                                                                    December 31,
                                                              ------------------------------------------------------
                                                                    1997               1998               1999
                                                              -----------------  -----------------  ----------------
  Software  ................................................   Ps      835,359    Ps      888,264    Ps     852,259
  Leasehold improvements and other  ........................           734,330            765,751           780,011
  Organization costs  ......................................           484,151          1,488,479           821,821
  Preoperating expenses  ...................................         3,890,574          5,078,297         6,944,350
  Market and demand studies and
    Investigations  ........................................         4,514,991          5,094,342         5,946,530
  Interest costs of investments in and advances
    To subsidiaries and on installation of
    Equipment  .............................................        18,954,494         18,972,328        15,311,350
  Interest costs of expansion plan projects  ...............         2,183,961          5,516,416         5,031,849
  Exchange loss costs of expansion plan
    Projects  ..............................................           303,117          4,801,201         5,227,290
  Issuance costs of Senior Notes
    And of Senior Discount Notes   .........................        31,525,398         35,909,889        39,776,525
  Acquisition costs  .......................................         4,032,653          4,066,323         4,292,074
                                                                    ----------        -----------       -----------
                                                                    67,459,028         82,581,290        84,984,059
  Less--Accumulated amortization  ..........................        (5,586,475)       (15,251,932)      (29,132,167)
                                                                    ----------        -----------       -----------
                                                                 Ps 61,872,553      Ps 67,329,358     Ps 55,851,892
                                                                 =============      =============     =============


Note 9--Other Assets

  Other assets consisted of the following:

                                                                                   December 31,
                                                              -----------------------------------------------------
                                                                    1997              1998               1999
                                                              ----------------  -----------------  ----------------
  Goodwill .................................................      Ps 1,994,935      Ps 2,030,910      Ps  1,507,328
  Deferred income tax asset, net (see Note 18) .............             4,658           465,900          4,238,127
  Spectrum usage............................................           503,150           434,926          3,045,388
  Fiduciary Guarantee Trust.................................                 0         1,162,546          3,268,646
  Licenses..................................................                 0         1,741,513          4,862,248
  Other.....................................................           280,692           617,081          1,163,274
                                                                     ---------        ----------         ----------
                                                                     2,783,435         6,452,876         18,085,011
  Less--Accumulated amortization ...........................           (42,070)       (1,029,071)        (6,361,505)
                                                                     ---------        ----------         ----------
                                                                  Ps 2,741,365      Ps 5,423,805      Ps 11,723,506
                                                                  ============      ============      =============

  The Fiduciary Guarantee Trust hold land and buildings which are pledged to secure borrowings from financial entities of Ps810,069.

                                 TRANSTEL S.A.

Note 10--Reappraisal of Assets

        Reappraisal of certain assets consisted of the following:


                                                                                    December 31,
                                                              -------------------------------------------------------
                                                                    1997               1998               1999
                                                              -----------------  -----------------  -----------------
Reappraisal of properties, plant and equipment .....            Ps 20,156,974      Ps 35,945,811     Ps  37,852,181
   Less--Reappraisal related to minority interest ..               (8,215,320)        (8,926,275)       (10,252,990)
   Less--Reappraisal of assets from wholly-owned
     company acquired (Cablevision) ................                                 (11,344,018)        (9,774,181)
                                                                                   -------------     --------------
   Total reappraisal of assets recorded ............            Ps 11,941,654       Ps 15,675,518     Ps  17,825,010
    In shareholders' equity.........................         ================    ================    ===============



    The Ps9,774,181 is included in the negative goodwill recorded is Note 20 that is amortized to income over a five-year period.

Note 11--Memorandum Accounts

  Memorandum accounts consisted of the following:

                                                                                   December 31,
                                                              ----------------------------------------------------
                                                                    1997              1998              1999
                                                              ----------------  ----------------  ----------------
  Debit fiscal (tax) accounts  ..............................   Ps  10,276,277       Ps  178,455     Ps  1,746,714

  Credit fiscal (tax) accounts  .............................        9,562,990        34,091,586        31,097,602
  Pledged income (see Note 12)  .............................        7,229,140
  Remaining payments on operating lease agreements
    (see Note 19)  ..........................................        5,410,487         5,397,246         4,337,373
  Commitments under the Global Lease agreements
     (see Note 30)  .........................................      191,167,489       151,667,437       203,014,388
  Assets given as collateral (Note 4)........................       86,663,467        31,699,035         4,714,129
  Commitments under contracts and agreements  ...............       15,385,870        14,611,179         6,406,751
  Commitments under IBM's lease agreements...................        5,538,974
     (see Note 30)  .........................................                            821,893           910,933
  Commitments under contracts with Siemens
     (see Note 30)  .........................................      29,038,779,                          17,879,133
  Commitments under contracts with DIAN
            Financing........................................                          4,858,617        32,606,141
  Promissory notes sold without recourse to be
     Collected on behalf of a financial institution
     (see Note 5)  ..........................................        7,595,129         8,464,951        20,744,035
  Other  ....................................................        5,629,491        13,479,625        12,298,033
                                                                   -----------       -----------       -----------
                                                                Ps 373,498,093    Ps 265,270,024    Ps 335,755,232
                                                              ================  ================  ================

  The assets given as collateral are summarized as following:

                                                                                   December 31,
                                                              -----------------------------------------------------
                                                                    1997               1998              1999
                                                              ----------------  ------------------  ---------------
  Escrow Account (see Note 4) ........................         Ps 61,522,837      Ps  31,699,035      Ps       -
  Feduciary Certificates .............................                                                    4,714,129
  Refinancing Account (see Note 4) ...................            25,140,630
                                                              --------------      --------------
                                                              Ps  86,663,467      Ps  31,699,035      Ps  4,714,129
                                                              ==============      ==============

                                 TRANSTEL S.A.

Note 12--Debt

  On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps246,091 billion) of its 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998.

  A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, and other items, as follows:



   Sale of 12 1/2% Senior Notes due 2007 ($150,000,000)  .........................       Ps 246,091,349
   Payment of existing debt.  ....................................................          (53,757,894)
   Escrow Account for first two years interest payments  .........................          (57,920,393)
   Central Bank's withdrawal fee  ................................................          (16,811,876)
   Costs of issuance  ............................................................          (13,578,720)
                                                                                       ----------------
   Cash available for the Company's expansion plan  ..............................     Ps   104,022,466
                                                                                       ================

  The indenture of the 12 1/2% Senior Notes due 2007 imposes certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. Under the most restrictive of these covenants, the Company may pay dividends of no more than Ps8,589,995 as of December 31, 1999.

  Transtel S.A. is dependent upon the transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates. The subsidiaries have not guaranteed the payment of the Senior Notes or the Certificates and have no obligations to remit dividends or other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates.

   On December 31, 1998, the Company sold $15.0 million (Ps28.1 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps26.8 billion) will be used to acquire certain minority interests in the Company's subsidiaries, to pay for capital expenditures, to provide working capital and/or fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps162.8 billion) and principal of $15.0 million (Ps28.1 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. As of March 13, 2000 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

                                 TRANSTEL S.A.

  Short-term debt consisted of the following:

                                                                                    December 31,
                                                                --------------------------------------------------
                                                                      1997             1998             1999
                                                                ----------------  ---------------  ---------------
Bank overdrafts  .........................................        Ps  644,342    Ps  6,604,844      Ps  6,071,982
     Borrowings from financial entities
      Denominated in Pesos  ..............................                                              5,952,886
     Denominated in Dollars  ..........................                              7,600,523            796,276
     Letters of credit  ..................................                             239,485
     Other ...............................................                             441,424
                                                                 ------------   --------------     -------------
     Total short-term debt  ..............................        Ps  644,342    Ps 14,886,276     Ps 12,821,144


  The bank overdrafts and peso denominated borrowings from financial entities
bear interest at rates between   23% and 29% at December 31, 1999.



  Other long-term debt consisted of the following:

                                                                                              December 31,
                                                                ---------------------------------------------------
                                                                      1997              1998              1999
                                                                ----------------- ---------------- ----------------
  Borrowings from financial entities
     Denominated in Dollars,
       $5,822,528 in 1997 and $3,972,660 in 1998).............      Ps 9,843,655       Ps 6,716,239    Ps
     Denominated in Pesos  ...................................         6,756,777          4,551,554         3,322,949
                                                                     -----------        -----------         ---------
                                                                      16,600,432         11,267,793         3,322,949
  Less--Current portion.......................................       (16,600,432)        (1,605,223)       (3,322,949)
                                                                     -----------        -----------        ----------
        Total other long-term debt  ..........................      Ps                 Ps 9,662,570    Ps
                                                                    ============      =============    ==============


  The Ps9,843,655 borrowings were paid on January 9, 1998 from proceeds of the 12 1/2% Senior Notes due 2007, which were included in short-term and temporary investments at December 31, 1997. The Ps6,756,777 borrowings were assumed in the Girardot Telephone acquisition, were secured by a pledge of revenues of Ps7,229,140 and were paid in January 1998 by the Company.

  The Ps11,267,793 relates to borrowings by the Company for Cablevision acquisition during 1998. The borrowings bear interest at 32% and was repayment in 1999.

Note 13--Accounts Payable

  Accounts payable consisted of the following:

                                                                                          December 31,
                                                                ----------------------------------------------------
                                                                     1997              1998               1999
                                                                ----------------  ----------------   ----------------
Accrued interest expense  ...................................       Ps  5,461,011    Ps   6,443,915     Ps  5,855,531
Accrued costs and expenses of services  .....................           3,162,744        12,015,380        19,471,183
Empresa Nacional de Telecomunicaciones--long
  distance  .................................................           3,787,658         2,715,778         2,969,620
Suppliers and trade current accounts  .......................           7,559,955        11,979,144        18,949,761
                                                                    -------------     -------------     -------------
                                                                    Ps 19,971,368     Ps 33,154,217     Ps 47,246,095
                                                                    =============     =============     =============


                                 TRANSTEL S.A.

Note 14--Tax Liabilities

   Tax liabilities consisted of the following:

                                                                                     December 31,
                                                                ----------------------------------------------------
                                                                      1997              1998              1999
                                                                ----------------  ----------------  ----------------
Income tax withholdings  ..................................        Ps    279,965    Ps     348,969    Ps     557,262
  Value-added tax payable..................................            1,487,960         1,865,561         5,553,555
  Income taxes payable  ...................................            1,481,390         3,414,830        15,666,834
  Other....................................................                  268           426,140         3,181,230
                                                                       ---------         ---------        ----------
                                                                   Ps  3,249,583    Ps   6,055,500    Ps  24,958,881
                                                                   =============    ==============    ==============

Note 15--Labor Liabilities

  Labor liabilities consisted of the following:

                                                                                     December 31,
                                                                ----------------------------------------------------
                                                                    1997              1998              1999
                                                                ----------------  ----------------  ----------------
Salaries payable                                                  Ps   105,666      Ps    6,811       Ps      5,865
  Accrued severance compensation  .........................            218,900          507,731             582,548
  Interest on severance compensation  .....................             51,528           70,291              64,941
  Accrued vacation  .......................................            164,001          464,150             508,682
  Other....................................................              1,853           10,985                   -
                                                                       -------          -------            --------
                                                                  Ps   541,948     Ps 1,059,968       Ps  1,162,036
                                                                  ============     ============       =============

Note 16--Other Current Liabilities

  Other current liabilities consisted of:

                                                                                    December 31,
                                                                  -------------------------------------------------
                                                                       1997             1998             1999
                                                                  ---------------  ---------------  ---------------
Payable to Siemens AG for Transtel-Siemens Purchase
Agreement (see Notes 20 and 30) (in 1999 $425,710 $430,513, in
 1998 and $276,008 in 1997)................................       Ps   466,623      Ps   727,831      Ps   797,674
      Payable to Siemens S.A. for Turn-Key
           Arrangement ($294,563)..........................            497,993
      Payable to Siemens AG for other equipment (in 1999
        $629,411 $1,031,891 in 1998 and $ 1,048,572
        in 1997)...........................................          1,772,731         1,744,530         1,179,373
      Payable to IBM ($411,477 in 1999 $26,852 in 1998 and
       $73,946 in 1997)....................................            125,014            45,397           771,014

      Spectrum usage fees payable to the
           Colombian Ministry of Communications............            503,150                 -                -
      Unearned interest income ($914,915 in 1998
             and $1,065,425 in 1997)  .....................          1,801,223         1,546,770
      Deferred income-Girardot Telephone connection fees ..          2,450,635
      Other................................................          1,149,717                 -          438,332
                                                                     ---------         ---------        ---------
                                                                  Ps  8,767,086     Ps 4,064,528     Ps 3,186,393
                                                                  =============     ============     ============

  The payable to Siemens AG for the Transtel-Siemens Purchase Agreement relates to equipment acquired by Transtel S.A., which was contributed to Caucatel, after progress payments of Ps912,668 ($487,076) had been made in 1997 (see Notes 20 and 30). The payable to Siemens S.A. at December 31, 1997 and 1998 is for the TeleGirardot-Siemens Purchase Agreement (see Note 30). The liability to IBM relates to equipment acquired directly by Caucatel.

                                 TRANSTEL S.A.

  Unearned interest represents the difference between the maturity value of the Escrow Account (see Note 4) and the cost of the investments deposited with the Escrow Account trustee less accumulated amortization. The balance of Ps 1,546,770 at December 31, 1998 will be earned in 1999. Deferred income-connection fees represents the connection fees recorded by Girardot Telephone (see Note 1) to conform to the Company's revenue recognition accounting policy (see Note 2). During 1998, the Company determined that Ps932,184 of this deferred income could not be recorded as income and reversed it against the related subscriber receivables. The remaining Ps1,518,451 met the Company's revenue recognition policy and was recorded as income in 1998.

Note 17--Accrued Pension Obligations

  On December 31, 1997, the Company assumed the defined benefit pension liability totaling Ps8,222,610, of Girardot Telephone for certain personnel of the municipality of Girardot that are retired or became employees of the Company and have subsequently retired. The liability which was assumed is recorded on the basis of actuarial studies and reflects all pension liabilities earned by the Girardot Telephone employees through December 31, 1997. Since the acquisition occurred on December 31, 1997, there is no pension expense related to this defined benefit plan included in the accompanying consolidated statements of income during 1997. An additional actuarial study was obtained as of December 31, 1999 and the liability at that date was based on that study. Pension expense of Ps925,983 was accrued during 1999.

  The following table sets forth the funded status of the defined benefit plan at December 31, 1998 and 1999:

                                                                                       December 31,
                                                                       ------------------------------------------
                                                                               1998                  1999
                                                                       --------------------  --------------------
  Actuarial present value of benefit obligations:
    Vested benefit obligation  ............................                    Ps 7,695,362         Ps 7,,208,587
    Nonvested benefit obligation  .........................
                                                                           ----------------      ----------------
   Accumulated benefit obligation .........................                    Ps 7,695,362          Ps 7,208,587
                                                                           ----------------      ----------------
  Projected benefit obligation  ...........................                    Ps 7,695,362          Ps 7,208,587
  Less: Plan assets at fair value  ........................                              --                    --
                                                                           ----------------      ----------------
  Unfunded projected benefit obligation  ..................                       7,695,362             7,208,587
  Unrecognized net transition obligation  .................                              --                    --
  Unrecognized net gain (loss)  ...........................                              --                    --
                                                                           ----------------      ----------------

  Net accrued pension cost recorded  ......................                    Ps 7,695,362          Ps 7,208,587
                                                                           ================      ================

  In Colombian, there in no legal requirement that pension obligations, other than Social Security, be funded with payments to an outside fiduciary.

  The following actuarial assumptions for the December 31, 1998 and 1999 calculations are net of the effects of inflation of approximately 25% in each year:

                                                                                         December 31,
                                                                       --------------------------------------------
                                                                               1998                    1999
                                                                       ---------------------  ---------------------
  Discount rate  ..........................................                     6.0%                  4.87%
  Future salary increases  ................................                     0.0%                   0.0%
  Number of covered employees:
     Active................................................                       0                      0
     Retired  .............................................                      79                     76

                                 TRANSTEL S.A.

  In accordance with the Colombian Labor Code, the Company is subject to Law 100, which requires that the Company and its employees, other than those in TeleGirardot's defined benefit plan, contribute monthly to a pension fund or the Social Security Institute based on a percentage of salaries.


Note 18--Income Tax

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for Transtel S.A. was 35% for 1997, 1998 and 1999.

  Under Colombian law, Transtel S.A. must pay a minimum tax of 35% based on income which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are exempt in 1995 and partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter, the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends or distributions declared to Transtel S.A. will be taxable. Deferred income taxes of Ps3,347,046 and Ps9,193,817 and Ps10,000,000 on Transtel S.A.'s distributable portion of net income earned by its subsidiaries through December 31, 1997, 1998 and 1999, respectively, have been netted against the tax benefit of net operating loss carryforwards of Transtel S.A. of Ps3,351,704 and Ps9,659,717, and Ps13,813,727 respectively.

  The total income tax provision for the year ended December 31, 1997, 1998 and 1999 is as follows:

                                                                             Year ended December 31,
                                                             ----------------------------------------------------------
                                                                   1997              1998                 1999
                                                             ----------------  -----------------  ---------------------
  Current ............................................         Ps  1,481,389       Ps 6,145,628         Ps11,107,575

  Deferred tax benefit ...............................                (4,658)          (461,242)          (3,813,727)
                                                               -------------       ------------         ------------
     Total ...........................................         Ps  1,476,731       Ps 5,684,386         Ps 7,293,848

  The following is a calculation of current income tax expense for the years ended December 31, 1997, 1998 and 1999:

                                 TRANSTEL S.A.

                                                                             Year ended December 31,
                                                            ----------------------------------------------------------
                                                                  1997               1998                 1999
                                                            -----------------  -----------------  --------------------
  Income before taxes and minority interest  ................   Ps 8,075,150      Ps 29,286,861        Ps  19,519,438
  Non-deductible expenses  ..................................      3,003,192          1,215,288            23,616,657
  Non-taxable income.........................................        (80,308)          (385,892)
  Dividends from subsidiaries................................                         3,118,351             3,477,981
  Difference between adjustment for inflation for tax
    purposes and for financial reporting purposes  ..........        447,095           (241,154)              (15,938)
  Other......................................................                          (570,453)           (2,006,011)
                                                                 -----------        -----------           -----------
     Adjusted income before taxes and
       minority interest  ...................................     11,445,129         32,423,001            44,592,127
  Less--Exempt income  ......................................     (7,212,589)       (14,864,063)          (12,856,198)
                                                                  ----------        -----------           -----------
  Taxable income.............................................      4,232,540         17,558,938            31,735,929
                                                                  ----------        -----------           -----------
  Statutory tax rate  .......................................             35%                35%                   35%
                                                                  ----------        -----------           -----------
  Current income tax expense  ...............................  Ps  1,481,389      Ps  6,145,628       Ps   11,107,575


  The percentage of exempt income to the adjusted income before taxes and minority interest was, 63.0%, 45.8% and 30% for the years ended December 31, 1997, 1998 and 1999, respectively. These percentages vary from the statutory exemptions for the operating subsidiaries discussed earlier (100% in 1996, 90% in 1997 ,80% in 1998, and 70% in 1999) because the income of Transtel S.A. (unconsolidated) is not exempt from income taxes; however, it is included in the consolidated adjusted income before taxes and minority interest.

  Transtel S.A. has tax loss carryforwards of Ps26,232,008 of which Ps2,703,592 expires in 2001, Ps5,562,203 in 2002 , Ps15,480,809 in 2003. Since consolidated returns are not allowed, only Transtel S.A. may use these loss carryforwards.

  The Company's income tax returns for 1997, 1998 and 1999 are subject to review and acceptance by the tax authorities. The tax returns for the year ended December 31, 1999 of each company will be filed between April and June 2000. The Company's management and its legal advisors believe that no material tax liabilities in excess of those recorded will arise as a result of any such eventual reviews. The Company and its subsidiaries do not have any pending claims from the tax authorities.


Note 19--Leases

  Operating leases in effect at December 31, 1999 consisted of the following:

                                         Number of months                          Remaining amounts

        Class of asset           Original term   Remaining period      Amount       Purchase option       Total
-------------------------------  --------------  ----------------  ---------------  ---------------  ----------------
Computer equipment.............              24                 6       Ps  10,131   Ps       4,428   Ps       14,559
Computer equipment.............              36              4-11           16,698            9,049            25,747
Equipment for 11,000 lines.....              60                21        3,651,792           66,783         3,718,575
Office equipment...............
Vehicles.......................              36              2-17          222,582          341,560           564,142
Power station .................              36                 3            7,865            6,485            14,350
                                                                         ---------          -------         ---------
Total .........................                                       Ps 3,909,068    Ps    428,305      Ps 4,337,373

-

                                 TRANSTEL S.A.

  Such operating lease amounts, including purchase options, are due as follows:

Payable in the years Ending December 31,
-----------------------------------------------------------
  2000 ...................................................   Ps  678,601
  2001 ...................................................     1,035,870
  2002 ...................................................     2,622,902
                                                            ------------
                                                            Ps 4,337,373

  Total rent expense was, Ps1,946,828, Ps819,072 and 1,299,446 in 1997, 1998 and
1999, respectively.

 Capital leases

  The Company, in the ordinary course of business, has entered into two capital lease arrangements with variable interest rates for the purchase of land. Interest rates applicable to these capital leases were FTD (fixed time deposit rate) + 4% at December 31, 1999. During 1998, the Company recorded capital leases with Global Telecommunications Operations, Inc. ("Global"), a related party, and IBM for telephone equipment. The interest rates on these leases ranged from 6.0% to 8.16%. See Note 30 for a description of the Global and IBM leases. Future payments under the capital leases are as follows:


                                                                                   December 31,
                                                             -------------------------------------------------------
                                                                   1997               1998               1999
                                                             -----------------  -----------------  -----------------
Total minimum lease payments  .............................   Ps    3,297,487      Ps 49,728,972      Ps 69,605,777
Less: Imputed interest  ...................................        (1,599,166)       (13,855,728)       (22,175,414)
                                                               --------------      -------------     --------------
Present values of minimum lease payments  .................         1,698,321         35,873,244         47,430,363
Less: Current portion  ....................................          (267,192)        (4,505,914)        (9,387,072)
                                                               --------------      -------------     --------------
                                                               Ps   1,431,129      Ps 31,367,330     Ps  38,043,291

Payable in the years  ending December 31,
-----------------------------------------------------------
       2000  ...............................................       16,263,396
       2001  ...............................................       11,445,314
       2002  ...............................................       10,197,091
       2003  ...............................................       31,699,976
                                                                -------------
       Total minimum lease payments  .......................    Ps 69,605,777
                                                                =============


  See Note 30 for additional commitments for leases with Global as part of the Company's expansion plan.

                                 TRANSTEL S.A.

Note 20--Other Noncurrent Liabilities

  Other noncurrent liabilities consisted of the following:

                                                                                   December 31,
                                                              -----------------------------------------------------
                                                                     1997              1998              1999
                                                                ---------------  ----------------  ----------------
  Payable to Siemens AG for Transtel--Siemens
    Purchase Agreement (see Note 16)
   ($1,986,633 in 1999 and $2,118,914 in 1998)...............     Ps  4,199,631      Ps 3,582,269     Ps 3,722,481

  Payable to Siemens A.G. for other equipment
       ($2,290,299  in 1999 and $2,095,053 in 1998)
           (see Note 16)  ....................................        5,735,208         3,541,928        4,291,493

  Payable to IBM (see Note 16) ($309,724 in 1999 and
            $703,178 in 1998)  ...............................        1,072,679         1,188,804          580,352

  Unearned interest income ($887,853 in 1997)
            (see Note 16)  ...................................        1,501,018
    Cable television fees paid in advance...................                              619,176
    Accrued litigation loss  .................................        2,790,194         2,411,860        2,200,000
    Negative goodwill.........................................                            335,436          275,374
    Other.....................................................          209,559           326,830          421,418
                                                                   ------------      ------------     ------------
                                                                   Ps15,508,289      Ps12,006,303     Ps11,491,118
                                                                   ============      ============     ============

   Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps2,200,000 (nominal Pesos) on June 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record, concurrently with the acquisition of Girardot Telephone by the Company on December 31, 1997, Ps2,200,000 (nominal Pesos) as an estimate of the liability that is probable as a result of the litigation.



Note 21--Minority Interest

   Minority interest in the net assets of subsidiaries consisted of the following:

                                                                                   December 31,
                                                              -----------------------------------------------------
                                                                     1997              1998              1999
                                                                ---------------  ----------------  ----------------
Capital  ......................................................   Ps 36,778,972    Ps 37,071,128     Ps 37,071,128
  Retained earnings  ..........................................       8,782,071       17,382,785        23,312,816
  Surplus from reappraisal of assets...........................       8,215,320        8,926,275        10,252,990
                                                                  -------------    -------------     -------------
                                                                  Ps 53,776,363    Ps 63,380,188     Ps 70,636,934
                                                                  =============    =============     =============

Note 22--Shareholders' Equity


  In July 1997, two of the existing shareholders subscribed to a total of 1,039,801,222 shares of the Company's common stock for a total of Ps40,622,559 (39 single Pesos per share). These shareholders paid Ps40,265,552 in July 1997 and the remaining unpaid balance of Ps357,007 was paid in October 1997. The Company reduced a portion of its borrowings with the cash received.

  On December 7, 1998 the Company issued 29,571,946,754 shares of common stock to existing shareholders for no consideration. Such shares were equal to the premium paid in nominal pesos on the 1997 sale divided by the par value of 1 single Peso per share.

                                 TRANSTEL S.A.

  As indicated Note 12, the Company may pay dividends of no more than Ps8,589,996 as of December 31, 1999.


 Legal reserve

  Pursuant to Colombian law, 10% of the net profit of the parent company and its Colombian subsidiaries in each year must be appropriated with a credit to a "reserve fund" until it is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed profits.


 Appropriated for future construction and acquisitions

  Reserves other than the legal reserve, appropriated directly out of retained earnings, are freely distributable by the shareholders in general meeting subject to the Company meeting the covenants in the indenture of the Senior Notes.


 Revaluation of Shareholders' equity

  Shareholder's equity includes revaluation amounts which result from inflation adjustments which may not be distributed to shareholders until the Company has been liquidated or such value is capitalized, in conformity with Article 36-3 of the Tax code, such amount was Ps17,211,390 at December 31, 1999.


Note 23--Revenues

  Revenues consisted of the following:

                                                                                  December 31,
                                                            -------------------------------------------------------
                                                                  1997                1998               1999
                                                            -----------------  ------------------  ----------------
 Connection fees  .........................................   Ps   14,593,923       Ps 41,300,761     Ps 35,306,635
 Local usage charges  .....................................         4,444,674          13,262,951        41,513,674
 Basic charges  ...........................................         3,086,598           9,002,640        19,661,706
 Long distance charges  ...................................         9,236,193          20,236,339        17,811,554
 Telephone directory commissions  .........................           479,083             598,308           325,240
 Pay television services...................................                             6,373,830        10,538,779
 Sales of telephones  .....................................           941,692           1,292,372           471,714
 Other operating income  ..................................           907,234           1,819,262         4,687,878
                                                            -----------------  ------------------  ----------------
                                                                Ps 33,689,397       Ps 93,886,463     Ps130,317,180
                                                            =================  ==================  ================

                                 TRANSTEL S.A.

Note 24--Operating Costs

  Operating costs consisted of the following:

                                                                            Year ended December 31,
                                                             -----------------------------------------------------
                                                                  1997              1998               1999
                                                             ---------------  ----------------  ------------------
 Salaries, benefits and other labor payments ..............     Ps 2,971,359      Ps 5,141,683      Ps   4,840,341
 Pensions expenses.........................................          189,517           762,746             765,024
 Insurance.................................................          132,618           241,406             299,321
 Fees, studies and investigations..........................          146,837           330,358             196,483
 Rentals of space..........................................          276,061           214,250             267,390
 Other rent................................................          934,579           597,953             937,034
 Taxes other than income...................................          230,184            96,582              87,419
 Services, maintenance and repairs.........................          950,687         1,348,845           1,897,585
 Depreciation..............................................          439,881         2,181,727           3,790,745
 Amortization..............................................          896,316         1,708,293           1,034,511
 Cost of sales of telephones...............................          554,475         1,024,884             453,937
 Programming costs.........................................                          2,735,231           2,297,312
 Other.....................................................          695,905         3,260,338           2,225,803
                                                                ------------     -------------       -------------
                                                                Ps 8,418,419     Ps 19,644,296       Ps 19,592,905
                                                                ============     =============       =============


Note 25--Administrative Expenses

 Administrative expenses consisted of the following:


                                                                           Year ended December 31,
                                                             -----------------------------------------------------
                                                                  1997              1998               1999
                                                             ---------------  ----------------  ------------------
  Salaries, benefits and other labor payments  ............     Ps 1,839,284    Ps   5,710,976       Ps  6,261,940
  Pensions expenses  ......................................          102,482           384,148             385,445
  Insurance  ..............................................          137,758           205,902             325,212
  Fees, studies and investigations  .......................        1,194,480         1,214,470           2,064,045
  Travel expenses  ........................................          233,914           168,416             148,643
  Rentals of space  .......................................          300,929           435,621             264,920
  Other rent  .............................................          400,925           199,955             256,423
  Taxes other than income  ................................          868,309           954,241             996,129
  Services, maintenance and repairs  ......................        1,175,330           754,241             839,534
  Depreciation  ...........................................          228,547           576,145             629,021
  Amortization  ...........................................        2,771,523         7,555,971          13,061,617
  Air transportation  .....................................          622,942           583,462             223,843
  Provision for doubtful accounts  ........................          241,495         1,002,966           9,460,831
  Provision for writedown of properties, plant
    and equipment  ........................................          121,244           933,248           8,159,287
  Provision for writedown of inventories   ................                            321,207              82,000
  Other  ..................................................          826,667         1,270,392           2,777,802
                                                                   ---------         ---------          ----------
                                                               Ps 11,065,829     Ps 22,271,361       Ps 45,936,692
                                                               =============     =============       =============

                                 TRANSTEL S.A.

Note 26--Marketing Expenses


  Marketing expenses consisted of the following:

                                                                           Year ended December 31,
                                                             -----------------------------------------------------
                                                                  1997              1998               1999
                                                             ---------------  ----------------  ------------------
  Salaries, benefits and other labor payments..............       Ps 897,165     Ps  2,749,306       Ps  5,058,726
  Pensions expenses........................................           61,325            90,017              90,321
  Publicity................................................           39,370         1,108,185           1,009,657
  Insurance................................................            7,964            35,903              58,106
  Travel expenses..........................................            4,949            12,680               4,788
  Rentals of space.........................................           25,584           131,585              69,451
  Other rent...............................................            8,750            21,164             105,989
  Services, maintenance and repairs........................          163,288           276,135             358,155
  Depreciation.............................................            1,583            43,595             192,710
  Amortization.............................................          617,977         1,059,459           1,248,096
  Other....................................................          159,607           454,682             736,988
                                                                ------------  ----------------       -------------
                                                                Ps 1,987,562      Ps 5,982,711       Ps  8,932,987
                                                                ============  ================       =============


Note 27--Nonoperating Income (Expenses)

Financial income consisted of the following:


                                                                                   Year ended December 31,
                                                        ----------------------------------------------------------
                                                               1997                1998                1999
                                                        ------------------  ------------------  ------------------
  Interest...........................................     Ps     7,160,397   Ps     18,905,216     Ps   12,792,607
  Exchange gains.....................................            3,837,969          38,880,041          86,401,318
  Other financial income.............................              200,665             484,497             760,081
                                                           ---------------      --------------     ---------------
                                                            Ps  11,199,031      Ps  58,269,754     Ps   99,954,006
                                                          ================      ==============    ================

Financial expenses consisted of the following:

                                                                           Year ended December 31,
                                                        -------------------------------------------------------------
                                                               1997                 1998                 1999
                                                        -------------------  -------------------  -------------------
  Interest...........................................       Ps (10,314,875)     Ps  (33,554,264)      Ps (33,802,100)
  Bank commissions...................................             (731,810)          (1,144,030)            (327,165)
  Exchange losses....................................           (6,051,216)         (59,106,244)        (116,762,212)
  Bank expenses......................................              (19,178)             (95,223)             (68,039)
  Other financial expenses...........................             (341,638)            (723,750)            (910,659)
                                                        ------------------   ------------------   ------------------
                                                            Ps (17,458,717)      Ps (94,623,511)     Ps (151,870,175)
                                                        ==================   ==================   ==================

                                               TRANSTEL S.A.

Other income (expenses) consisted of the following:

                                                                            Year ended December 31,
                                                        -------------------------------------------------------------
                                                               1997                 1998                 1999
                                                        -------------------  -------------------  -------------------
  Donations  ..........................................    Ps     (435,500)     Ps     (353,723)      Ps     (88,896)
  Tax on foreign indebtedness  ........................           (567,869)
  Bonus to executive  .................................           (543,530)
  Sales of scrap and extra parts.......................                                 111,584              176,993
  Other, net  .........................................           (815,140)           1,410,394           (1,719,809)
                                                                  --------            ---------           ----------
                                                           Ps   (2,362,039)      Ps   1,168,255      Ps   (1,631,712)
                                                        ==================   ==================   ==================


  Under legislation in effect for April through June 1997, the Colombian Government taxed new foreign currency borrowings at 6% of the amount borrowed. The Company incurred costs of Ps567,869 related to this tax during 1997.


Note 28--Net Monetary Inflation Adjustment Income (Loss)

  The net monetary inflation adjustment income (loss) consisted of the following:

                                                                                       Year ended December 31,
                                                              ------------------------------------------------------
                                                                    1997               1998               1999
                                                              -----------------  -----------------  ----------------
  Inflation adjustment of:
     Investments  ..........................................   Ps                 Ps      183,333    Ps      77,603
     Inventories  ..........................................            62,297            513,937
     Properties, plant and equipment  ......................         6,994,068         20,342,945        20,947,610
     Accumulated amortization  .............................          (108,589)          (238,925)         (423,862)
     Accumulated depreciation  .............................          (150,111)          (637,531)         (718,960)
     Deferred charges  .....................................         2,407,579          9,374,308         6,201,669
     Deferred monetary correction--debit  ..................          (117,141)          (165,025)       (2,180,976)
     Other assets  .........................................           284,938            521,070           776,563
     Deferred monetary correction--credit  .................           112,625            471,760           269,861
     Shareholders' equity  .................................        (5,557,713)       (13,136,235)       (7,736,785)
                                                                    ----------        -----------        ----------
        Subtotal  ..........................................         4,058,722         17,229,637        17,212,723
     Revenues  .............................................        (1,706,023)        (3,863,938)
     Expenses  .............................................         1,444,536          4,716,673
     Costs  ................................................           682,053            401,896
                                                                 -------------      -------------     -------------
        Total  .............................................     Ps  4,479,288      Ps 18,484,268     Ps 17,212,723


                                 TRANSTEL S.A.

Note 29--Related Party Transactions

  The Company has had significant transactions with Mr. Gonzalo Caicedo Toro, a shareholder. The following table summarizes the significant transactions with Mr. Caicedo:



                                                                      Balance due from (to) Mr. Caicedo
                                                                           Year ended December 31,
                                                              ---------------------------------------------------
                                                                    1997               1998             1999
                                                              -----------------  ----------------  ---------------
Beginning of year  .........................................       Ps  (27,690)      Ps         -      Ps      -
Loans made  ................................................        14,735,824
Payments received:
   Cash.....................................................        (5,088,527)
   Cash received from fiduciary rights to a
    trust set up to manage the sale of certain
    investments owned by Mr. Caicedo  ......................        (8,181,051)
       Debt assumed  .......................................        (1,438,556)
                                                                ----------------  ---------------   ---------------
       End of year (see Note 5)  ...........................    Ps           -    Ps            -   Ps            -
                                                                ================  ================  ===============

  The loans were not interest bearing and had no maturity dates.


  See Note 30 for transactions with Global Telecommunications Operations Inc., a related party.


Note 30--Commitments

 Global-Siemens Arrangements

  Global Telecommunications Operations, Inc. ("Global") is a British Virgin Islands company owned by the same shareholders who own Transtel. Global was formed in January 1995 for the exclusive purpose of acting as a financing vehicle for the purchase of telecommunications equipment from Siemens AG ("Siemens"). As part of the Company's expansion plan, Global has entered into four purchase agreements with Siemens for the provision of certain equipment necessary for the Company's expansion plan. Global has entered or intends to enter into a lease agreement with each subsidiary other than Caucatel for the lease of such telecommunications equipment to each subsidiary on terms substantially similar to the financing to Global from Siemens. Transtel purchased equipment to be used by Caucatel directly from Siemens ($3.4 million switches and $533,494 for installation) and contributed it to Caucatel as part of its capital. Caucatel is the only subsidiary that does not lease its equipment from Global. Under these leases, if the subsidiaries default under the leases, Global has the right to take action against the assets leased thereunder including repossession or sale of the equipment. Global has assigned to Siemens the lease payments under each of the leases in the event of an event of default under the purchase agreements occurs and is continuing. Upon commencement of the leases' lease terms, the following leasing transactions with Global will be accounted for as capital leases under Colombian GAAP since the Company expects to exercise the purchase options:

                                 TRANSTEL S.A.

  Global I Purchase Agreement.   On May 2, 1996, Global entered into a purchase
agreement with Siemens (as amended on July 28, 1997, the "Global I Purchase Agreement") to purchase certain landline telecommunications equipment to be used for the development of each of TelePalmira's, TeleJamundi and Unitel's respective wireline networks for an aggregate amount of approximately $19.3 million, of which 16% (approximately $3.1 million) was paid upon execution of the Global I Purchase Agreement. The remaining 84% of the price of equipment delivered and installed by Siemens under the Global I Purchase Agreement is payable by Global in 24 semi-annual payments. Global's obligations under the Global I Purchase Agreement are secured by a pledge of the Global I Leases (as defined below). Siemens' obligations for delivery and installation were completed on April 19, 1998.

  Global I Leases.   On August 1, 1996, Global entered into a lease agreement,
as amended on April 12, 1998, for TelePalmira (the "Global--TelePalmira I Lease"). On April 19, 1998, Global entered into a lease agreement for TeleJamundi (the "Global--TeleJamundi I Lease") and for Unitel (the "Global-- Unitel I Lease") (the Global--TelePalmira Lease, Global--TeleJamundi Lease and Global-Unitel I Lease are collectively referred to as the "Global I Leases"). The lease term of each lease commenced on April 19, 1998.

   Global-TelePalmira I Lease.   Pursuant to the Global-TelePalmira Lease,
   TelePalmira agreed to pay Global an aggregate amount of approximately $16.8 million to lease, for a 12-year term, certain switching and cable equipment that Global purchased from Siemens under the Global I Purchase Agreement. The Global-TelePalmira Lease includes an option to purchase the equipment for an additional $285,000 at the end of the lease term.

   Global-TeleJamundi I Lease.   Pursuant to the Global-TeleJamundi Lease,
   TeleJamundi agreed to pay Global an aggregate amount of approximately $5.9 million to lease, for a 12-year term, certain switching and cable equipment that Global purchased from Siemens under the Global I Purchase Agreement. The Global-TeleJamundi Lease includes an option to purchase the equipment for an additional $104,000 at the end of the lease term.

   Global-Unitel I Lease.   Pursuant to the Global-Unitel I Lease, Unitel agreed
   to pay Global an aggregate amount of approximately $4.4 million to lease, for a 12-year term, certain switching and cable equipment that Global purchased from Siemens under the Global I Purchase Agreement for its Wireline applications. The Global-Unitel I Lease includes an option to purchase the equipment for an additional $73,000 at the end of the lease term.

  Global II Purchase Agreement.   On May 30, 1997,  Global entered into a
purchase agreement, as amended on July 28 and October 29, 1997 and April 1, 1998, with Siemens (the "Global II Purchase Agreement") to purchase certain landline and wireless telecommunications equipment to be used for the development of each of TeleCartago's, Bugatel's and Unitel Wireless' respective networks for an aggregate amount of approximately $39.8 million, of which approximately $4.5 million was paid upon execution of the Global II Purchase Agreement. The remaining price of equipment delivered and installed by Siemens under the Global II Purchase Agreement is payable by Global in 24 semi-annual payments. Global's obligations to Siemens under the Global II Purchase Agreement are secured by a pledge of the lease payments under the Global II Leases (as defined below).

  Global II Leases.   On July 28, 1997, Global entered into a lease agreement
with Unitel (the "Global-Unitel II Lease"), TeleCartago (the "Global-TeleCartago II Lease") and Bugatel (the "Global-Bugatel II Lease") for certain of the equipment that is the subject of the Global II Purchase Agreement (the Global-Unitel II Lease, the Global-TeleCartago II Lease, and the Global-Bugatel II Lease are collectively referred to herein as, the "Global II Leases"). The lease term of each lease will commence upon completion of Siemens' delivery and installation obligations.

                                 TRANSTEL S.A.

  Global-Unitel II Lease.   Pursuant to the Global-Unitel II Lease, Unitel
   agreed to pay Global an aggregate amount of approximately $25.4 million to lease, for a 12-year term, certain wireless telecommunications equipment that Global purchased from Siemens under the Global II Purchase Agreement. The Global-Unitel II Lease includes an option to purchase the equipment for an additional $525,000 at the end of the lease term. The Company expects to increase the Global-Unitel II Lease to approximately $35.0 million to reflect modifications to the lease. This project is in the testing process by Global and the Company expects that it will be recorded as a capital lease in May, 2000.

  Global-TeleCartago II Lease.   Pursuant to the Global-TeleCartago II Lease,
   TeleCartago agreed to pay Global an aggregate amount of approximately $9.5 million to lease, for a 12-year term, certain switching and cable equipment that Global purchased from Siemens under the Global II Purchase Agreement. The Global-TeleCartago II Lease includes an option to purchase the equipment for an additional $55,800 at the end of the lease term. This project was finished and recorded as a capital lease in March 1999.

  Global-Bugatel II Lease.   Pursuant to the Global-Bugatel II Lease, Bugatel
   agreed to pay Global an aggregate amount of approximately $9.0 million to lease, for a 12-year term, certain wireless telecommunications equipment that Global purchased from Siemens under the Global II Purchase Agreement. The Global-Bugatel II Lease includes an option to purchase the equipment for an additional $53,700 at the end of the lease term. This project is in the testing process and the Company expects that it will be recorded as a capital lease in June 2000.

  Global III Purchase Agreement.   Global entered into a purchase agreement on
June 11, 1998 with Siemens (the "Global III Purchase Agreement") to purchase certain landline and wireless telecommunications equipment to be used for the development of each of TelePalmira's, Unitel's Wireless and TeleJamundi's respective networks for an aggregate amount of approximately $12.9 million. The price of equipment delivered and installed by Siemens under the Global III Purchase Agreements is payable by Global in 24 semi-annual payments. Global's obligations to Siemens under the Global III Purchase Agreement are secured by a pledge of the lease payments under Global III leases (as defined below). The total lease payments will be approximately $19.8 million plus purchase options of approximately $129,000. The lease terms will commence in the first half of 2001.

  Global III Leases. On September 1, 1998, Global entered into a lease agreement with TelePalmira (the "Global-TelePalmira III Lease"), Unitel (the "Global-Unitel III Lease") and TeleJamundi (the "Global-TeleJamundi III Lease") for certain equipment that is subject to the Global III Purchase Agreement (the Global-TelePalmira III Lease, the Global-Unitel III Lease, and the Global-TeleJamundi III Lease are collectively referred to herein as, the "Global III Leases"). The lease term of each lease will commence upon completion of Siemens' delivery and installation obligations. The Company expects that this project will be delivered and accepted in June, 2000.

  Global-TelePalmira III Lease.   Pursuant to the Global-TelePalmira III
   Lease, TelePalmira agreed to pay Global an aggregate amount of approximately $1.4 million to lease, for a 12-year term, certain Switching telecommunications equipment that Global purchased from Siemens under the Global III Purchase Agreement. The Global-TelePalmira III Lease includes an option to purchase the equipment for an additional $9,332 at the end of the lease term.

  Global-Unitel III Lease.   Pursuant to the Global-Unitel III Lease, Unitel
   agreed to pay Global an aggregate amount of approximately $18.1 million to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global III Purchase Agreement. The Global-Unitel III Lease includes an option to purchase the equipment for an additional $118,630 at the end of the lease term.

                                 TRANSTEL S.A.

  Global-TeleJamundi III Lease.   Pursuant to the Global-TeleJamundi III Lease,
   TeleJamundi agreed to pay Global an aggregate amount of approximately $127.000 to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global III Purchase Agreement. The Global-TeleJamundi III Lease includes an option to purchase the equipment for an additional $845 at the end of the lease term.

  Global IV Purchase Agreement.   Global entered into a purchase agreement on
June 11 1998 with Siemens (the "Global IV Purchase Agreement") to purchase certain landline and wireless telecommunications equipment to be used for the development of each of TelePalmira's, Bugatel's, TeleGirardot's and TeleCartago's respective networks for an aggregate amount of approximately $11.0 million. The price of equipment delivered and installed by Siemens under the Global IV Purchase Agreements is payable by Global in 24 semi-annual payments. Global's obligations to Siemens under the Global IV Purchase Agreements are secured by a pledge of the lease payments under the Global IV leases (as defined below).

  Global IV Leases.   On September 1, 1998, Global entered into a lease
agreement with TelePalmiara (the "Global-TelePalmira IV Lease"), Bugatel (the "Global-Bugatel IV Lease") TeleGirardot (the "Global-TeleGirardot IV Lease") and Telecartago (the "Global-Telecartago IV Lease") for certain of the equipment that is subject to the Global III Purchase Agreement (the Global-TelePalmira IV Lease, the Global- Bugatel IV Lease, and the Global-- TeleGirardot IV Lease and the Global - TeleCartago IV lease are collectively referred to herein as, the "Global IV Leases"). The lease term of each lease will commence upon completion of Siemens' delivery and installation obligations. The Company expects that this project will be delivered and accepted in June 2000; at present it is in the testing process.

  Global- TelePalmira IV Lease.   Pursuant to the Global-TelePalmira IV Lease,
   TelePalmira agreed to pay Global an aggregate amount of approximately $4.1 million to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global IV Purchase Agreement. The Global-TelePalmira IV Lease includes an option to purchase the equipment for an additional $26,589 at the end of the lease term.


  Global-Bugatel IV Lease.   Pursuant to the Global-Bugatel IV Lease, Bugatel
   agreed to pay Global an aggregate amount of approximately $4.3 million to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global IV Purchase Agreement. The Global-Bugatel IV Lease includes an option to purchase the equipment for an additional $27,890 at the end of the lease term.

  Global-TeleGirardot IV Lease.   Pursuant to the Global-TeleGirardot IV Lease,
   TeleGirardot agreed to pay Global an aggregate amount of approximately $4.3 million to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global IV Purchase Agreement. The Global-TeleGirardot IV Lease includes an option to purchase the equipment for an additional $27,846 at the end of the lease term.

  Global-TeleCartago IV Lease.   Pursuant to the Global-TeleCartago IV Lease,
   TeleCartago agreed to pay Global an aggregate amount of approximately $4.3 million to lease, for a 12-year term, certain switching and emission telecommunications equipment that Global purchased from Siemens under the Global IV Purchase Agreement. The Global-TeleCartago IV Lease includes an option to purchase the equipment for an additional $27,850 at the end of the lease term.

                                 TRANSTEL S.A.

 Transtel-Siemens Arrangement

  On May 23, 1997, Transtel entered into a purchase agreement with Siemens (the "Transtel-Siemens Purchase Agreement") for certain telecommunications equipment to be used by Caucatel in the installation of approximately 23,000 lines for approximately $3.3 million payable semiannually over a ten-year period at an interest rate of LIBOR plus 1% (6.2% at December 31, 1998), commencing six months after the completion of the Turn-Key Arrangements. The obligations of Transtel under the Transtel-Siemens Purchase Agreement are secured by a promissory note from Transtel. Siemens completed the installation of this equipment in December 1997 and the payment obligation to Siemens was recorded as a liability at December 31, 1997. As of December 31, 1999, the balance was $2,412,343 (Ps4,520,176) (see Notes 16 and 20).

TeleGiradot-Siemens Arrangement

  The Company has assumed Girardot Telephone's obligations under six purchase agreements and executed one additional purchase agreement on July 2, 1978 totaling $4.5 million with Siemens (the "TeleGirardot-Siemens Purchase Agreement") for certain telecommunications equipment now in use by TeleGirardot. The contract amounts are generally payable over five-year periods at interest rates of approximately 6.7% to 7.5%. Substantially all of the equipment was installed at December 31,1997. The balances payable at December 31, 1997,1998 and 1999 are $4,440,951 (Ps 8,321,321), $3,126,944 (Ps5,859,174), and
$2,919,711 (Ps5,470,866) respectively,  (see Notes 16 and 20).


 IBM Arrangement

  The Company has entered into an agreement with International Business Machines Corp. ("IBM") whereby IBM has agreed to finance and to provide and install all the Internet and voice mail related hardware and software for the Company's telephone systems and the Company has agreed to pay IBM an aggregate amount of $3.4 million for such equipment. On October 1 and October 28, 1997, Unitel and Caucatel entered into 60 month leases with IBM for $2.8 million and $532,008 respectively, for this equipment. The lease term of each lease commenced in June 1998. The leases are capital leases under Colombian GAAP as the Company expects to exercise the purchase options.

 Construction Arrangements

  On April 30, 1996, each of TelePalmira, Unitel (with respect to its wireline applications) and TeleJamundi entered into turn-key arrangements (the "Turn-Key Arrangements") with Siemens S.A., a Colombian corporation, to (i) install the lines, switches and other equipment leased by each of these subsidiaries from Global under the Global I Leases, (ii) put in operation such lines and equipment, (iii) manage the "cut-over" to the new system lines, install air conditioner equipment and train the personnel who will operate the switching equipment, (iv) install a transmission signaling standard, (v) expand, replace and install the outside plant, and (vi) complete expansion of the network. The aggregate amount due to Siemens S.A. under these Turn-Key Arrangements is approximately $8.3 million (Ps10.8 billion). Siemens S.A. has completed these arrangements at December 31, 1998 and the unpaid balance at December 31, 1999 was $2,408,358 (Ps4,512,709).

  For each of the Turn-Key Arrangements described in the paragraph above, Siemens S.A. has provided the respective subsidiary with performance bonds equivalent to (i) 10% of the amount of each Turn-Key Arrangement, (ii) 5% of the services contracted under each Turn-Key Arrangement, (iii) 10% of the cost of the outside plant civil works and (iv) up to $100,000 for personal or property liability.

                                 TRANSTEL S.A.

  On June 18, 1997, June 30, 1997 and March 10, 1998 each of Transtel (in place of Bugatel, which was not yet formed), TeleCartago and Unitel (with respect to its wireless applications) entered into Turn-Key Arrangements with Siemens S.A. to (i) install the lines, switches and other equipment leased by Bugatel, TeleCartago and Unitel from Global under the Global II Leases, (ii) put in operation such lines and equipment, and (iii) expand, replace and install the outside plant for Bugatel and TeleCartago. The aggregate amount due to Siemens under these Turn-Key Arrangements is approximately $9.4 million. Siemens S.A. has provided Transtel, TeleCartago, and Unitel with performance bonds substantially similar to those provided to TelePalmira, Unitel and TeleJamundi. As of December 31, 1997, Siemens S.A. had been paid Ps3,369,364 for completed phases of the arrangement (see Note 7). Additionally, the Company had advanced Ps1,507,592 to Siemens S.A. (see Note 5) at December 31, 1997. As of December 31, 1999, Siemens finished Telecartago's network expansion for which the Company's debt was Ps1,977,545 ($1,055,383) and the Company had advanced Ps6,751,730 ($3,603,286) (see Note 5) in order to conclude the agreements for Bugatel and Unitel.

  On May 23, 1997, Transtel entered into a Turn-Key Arrangement with Siemens S.A. to (i) install the lines, switches and other equipment that Transtel agreed to contribute to the capital of Caucatel as part of its capital contribution and which the Company acquired from Siemens pursuant to the Transtel-Siemens arrangements, and (ii) put in operation such lines and equipment. The aggregate amount due to Siemens S.A. under this Turn-Key Arrangement is $533,494. This equipment was installed at December 31, 1997 and the remaining liability to Siemens S.A. was paid during 1998.

 DIAN Financing

  The Departamento de Impuestos y Aduanas Nacionales ("DIAN") allows for the deferral of value-added taxes and duties related to the purchase of certain imported telecommunications equipment by the Company through its operating subsidiaries in its expansion plan. Based on the expected imported equipment to be purchased under the expansion plan, the Company estimates that it will defer approximately Ps37.9 billion ($20.2 million) of taxes and duties during the expansion plan that will be paid over a five-year period commencing six months from the date of incurrence (the "DIAN Financing"). The DIAN Financing does not bear any interest. DIAN Financing consists of approximately Ps28.9 billion ($15.4 million) of value-added tax and Ps9.0 billion ($4.8 million) of duty. Prior to December 24, 1998, the value-added tax, when paid, may be taken as a credit against income taxes to the extent that income taxes are payable in a two year period or is refundable if not used as a credit. On December 24, 1998 the Colombian government issued Law 488 which reforms the tax rules as of January 1, 1999. Law 488, among other things, establishes that the value-added tax paid may not be taken as a credit against income taxes commencing in 1999 but may be treated as a deduction from taxable income or capitalized as a cost of the respective asset. All DIAN financing other than Ps2.1 billion paid during 1998 will be subject to Law 488. No DIAN Financing amounts were due at December 31, 1997 as Siemens had not yet completed the delivery and installation of the equipment to be leased under the Global Leases. As of December 31, 1998, the DIAN Financing had been recorded as a memorandum account related to the Global I Purchase Agreement of $4.2 million (Ps7.9 billion) of which had been paid $1.4 million (Ps2.6 billion). As of December 31, 1999 the Dian Financing recorded as a memorandum account of $17.4 million (Ps32.6 billion) were related to the Global Purchase Agreements I, II, III, IV, and V, of which had been paid $3.1 million (Ps5.8 billion).

                                 TRANSTEL S.A.

Note 31--Differences Between Colombian GAAP And U.S. GAAP

  The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents restated U.S. GAAP balance sheets and statements of income and a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the years ended December 31, 1997, 1998 and 1999.

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS
                               (Under U.S. GAAP)

                                                                                 December 31,
                                                      -----------------------------------------------------------------
                                                            1997             1998               1999            1999
                                                      --------------  -----------------  ----------------  ------------
                                                           (Thousands of Pesos of December 31, 1999)        (Thousands
                                                                                                            of Dollars
                                                                                                           --unaudited)
ASSETS
Current
 Cash  .............................................  Ps  3,537,101      Ps  3,918,457   Ps    5,243,886    $    2,799
 Short-term and temporary investments  .............    131,198,998         62,967,214         8,505,039         4,539
 Accounts receivable, net  .........................     15,573,370         16,711,468        75,754,809        40,429
 Advances to suppliers..............................      3,953,400         11,737,805         2,150,035         1,147
 Inventories  ......................................      1,214,883          2,926,100         2,354,211         1,256
 Prepaid expenses   ................................      1,806,196          5,353,401           383,413           205
                                                        -----------        -----------       -----------    ----------
   Total current assets  ...........................    157,283,948        103,614,445        94,391,393        50,375
Noncurrent
 Accounts receivable  ..............................      6,286,790         30,457,763        50,378,626        26,886
 Properties, plant and equipment, net  .............    157,758,615        320,102,542       390,963,901       208,651
 Deferred costs  ...................................     36,358,725         37,887,105        32,627,492        17,413
 Long-term investments  ............................     38,339,811          3,215,873         1,274,377           680
 Income taxes  .....................................      6,035,152          9,381,680        16,964,310         9,054
 Other assets  .....................................      2,741,365          4,324,230        10,679,997         5,700
                                                      -------------      -------------     -------------    ----------
   Total assets.....................................  Ps404,804,406      Ps508,983,638     Ps 597,280,096   $  318,768
                                                      =============      =============     ==============   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt  ..................................  Ps    644,342      Ps 14,886,276     Ps 12,821,144    $    6,842
 Current portion of other long-term debt  ..........     16,600,432          1,605,223         3,322,949         1,773
 Current portion of capital lease obligation........      1,435,470          5,271,897         9,718,050         5,186
 Dian Financing.....................................                         1,214,654         2,120,765         1,132
 Accounts payable  .................................     19,971,368         33,154,217        47,647,364        25,429
 Tax liabilities  ..................................      3,249,583          6,055,501        24,958,881        13,320
 Labor liabilities  ................................        541,948          1,059,968         1,162,036           620
 Other liabilities  ................................      6,965,862          2,517,758         2,748,061         1,467
 Accrued pension obligations  ......................        677,930            590,484           934,937           499
 Deferred income  ..................................      5,266,384          5,102,546        31,951,789        17,052
                                                      -------------      -------------     -------------    ----------
   Total current liabilities  ......................     55,353,319         71,458,524       137,385,976        73,320
Long-term liabilities
 12 1/2 % Senior Notes due 2007  ...................    246,091,349        253,592,279       281,065,500       150,000
 20.32% Senior Discount Notes due 2008..............                        25,359,228        34,103,946        18,201
 Other long-term debt  .............................                         9,662,570
 Capital lease obligations  ........................      4,425,334         33,618,899        40,077,679        21,389
 Dian Financing.....................................                         3,643,963         4,509,853         2,407
 Accrued pension obligations  ......................      7,544,680          7,104,878         6,273,650         3,348
 Other liabilities  ................................     14,007,271         11,670,867        11,491,119         6,133
                                                      -------------      -------------     -------------    ----------
   Total liabilities  ..............................    327,421,953        416,111,208       514,907,723       274,798
                                                      -------------      -------------     -------------    ----------
Minority interest  .................................     41,114,623         48,947,838        48,192,391        25,720
                                                      -------------      -------------     -------------    ----------
Shareholders' equity:
 Common stock, Ps1 par value, 50 billion
  shares authorized; 34,611,747,976 shares
  issued and outstanding (5,039,801,222 in
  1997 and 4,000,000,000 in 1996) ..................     48,730,664         48,730,664        48,730,664        26,007
 Accumulated deficit.  .............................    (12,462,834)        (4,806,072)      (14,550,682)       (7,765)
                                                      -------------      -------------     -------------    ----------
   Total shareholders' equity.  ....................     36,267,830         43,924,592        34,179,982        18,241
                                                      -------------      -------------     -------------    ----------
   Total liabilities and shareholder's equity.......  Ps404,804,406      Ps508,983,638     Ps597,280,096    $  318,758
                                                      =============      =============     =============    ==========

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                               (Under U.S. GAAP)

                                                                               December 31,
                                                  ---------------------------------------------------------------------
                                                        1997              1998               1999              1999
                                                  ----------------  -----------------  -----------------  --------------
                                                        (Thousands of Pesos of December 31, 1999)           (Thousands
                                                                                                           of Dollars--
                                                                                                            unaudited)
Revenues......................................  Ps 34,744,025      Ps 94,035,643      Ps103,218,630        $ 55,086
                                                -------------      -------------      -------------        ---------
Costs and expenses:
  Operating costs  ...........................      9,867,324         20,363,423         20,749,100          11,073
  Administrative expenses  ...................     14,746,682         23,044,423         48,774,840          26,030
  Marketing expenses  ........................      2,551,067          6,146,980          9,421,728           5,028
                                                  -----------      -------------      -------------        --------
                                                   27,165,073         49,554,826         78,945,668          42,131
                                                  -----------      -------------      -------------        --------
     Operating income (loss)  ................      7,578,952         44,480,817         24,272,962          12,955
                                                  -----------      -------------      -------------        --------

Nonoperating income
  Financial income............................     11,199,032         58,269,754         99,954,006          53,344
  Financial expenses  ........................    (23,495,911)      (101,260,251)      (148,887,960)        (79,459)
  Other.......................................     (1,789,180)         1,182,921        ( 1,620,713)           (865)
                                                  -----------      -------------      -------------        --------
                                                  (14,086,059)       (41,807,576)       (50,554,667)        (26,980)
                                                  -----------      -------------      -------------        --------
Net monetary inflation adjustment income  ....      7,533,895         17,229,517         17,623,196           9,405
                                                  -----------      -------------      -------------        --------
  Income (loss) before income taxes and
    minority interest  .......................      1,026,788         19,902,758         (8,658,509)         (4,620)
  Income tax benefit (expense)  ..............      2,576,910         (2,337,858)           288,780             154
                                                  -----------      -------------      -------------        --------
  Income (loss) before minority interest  ....      3,603,698         17,564,900         (8,369,729)         (4,467)
  Minority interest  .........................     (6,443,691)        (9,908,139)        (1,374,881)           (734)
                                                --------------     --------------     --------------        --------
  Net income ( loss)  ........................  Ps (2,839,993)     Ps  7,656,761      Ps (9,744,610)       $ (5,201)
                                                ==============     =============      ==============       ========

Basic and diluted income (loss) per share
   (in single Pesos and single Dollars per
    share)  ..................................  Ps      (0.15)     Ps       0.22      Ps     ( 0.28)       $    -
                                                ==============     =============      =============     =============

                                 TRANSTEL S.A.

(a) Reconciliation of net income:

  The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the years ended December 31, 1997, 1998 and 1999:

                                                                                 Year ended December 31,
                                                                  -----------------------------------------------------
                                                                        1997             1998               1999
                                                                  ----------------  ---------------  ------------------
Consolidated net income under Colombian GAAP  ...................   Ps  1,380,060     Ps12,634,682     Ps    2,595,393
  (i)    Deferred income taxes  .................................       4,053,642        3,346,528           7,582,628
  (ii)   Surplus from reappraisal of assets  ....................               -                -                   -
  (iii)  Depreciation  ..........................................      (3,477,771)      (5,230,333)        (10,291,843)
  (iv)   Capitalized interest  ..................................       1,277,482        1,616,793           3,185,478
  (v)    Deferred costs  ........................................      (9,539,544)      (3,928,421)          6,217,853
  (vi)   Capital leases  ........................................       1,324,157          (58,207)           (122,207)
  (vii)  Revenue recognition  ...................................       1,054,629          149,180         (27,098,550)
  (viii) Reversal of deferred monetary correction  ..............       2,312,684       (1,771,563)            256,187
  (ix)   Effect of the above differences
           on minority interest .................................      (1,225,332)       1,059,653           8,255,315
  (x)    Distribution to shareholder.............................
  (xi)   Depreciation of Cablevision assets......................               0         (161,551)           (324,864)
                                                                     -------------     ------------     ---------------
Consolidated net income (loss) under U.S. GAAP...................    Ps (2,839,993)    Ps 7,656,761     Ps   (9,744,610)
                                                                     =============     ============     ===============

(b) Reconciliation of shareholders' equity:

  The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at December 31, 1997, 1998 and 1999:

                                                                                     December 31,
                                                                ------------------------------------------------------
                                                                      1997              1998               1999
                                                                ----------------  -----------------  -----------------
Consolidated shareholders' equity under Colombian GAAP  ......   Ps  67,268,157     Ps  83,636,703     Ps  88,381,589
  (i)    Deferred income taxes  ..............................        6,035,153          9,381,682         16,964,310
  (ii)   Surplus from reappraisal of assets  .................      (11,941,654)       (15,675,518)       (17,825,010)
  (iii)  Depreciation.  ......................................       (4,671,010)        (9,901,344)       (20,193,187)
  (iv)   Capitalized interest.  ..............................        1,606,614          3,223,407          6,408,885
  (v)    Deferred costs  .....................................      (25,513,831)       (29,442,253)       (23,224,400)
  (vi)   Capital leases  .....................................        1,779,192          1,720,985          1,598,778
  (vii)  Revenue recognition  ................................       (5,002,419)        (4,853,239)       (31,951,789)
  (viii) Reversal of deferred monetary correction  ...........        2,686,006            914,444          1,170,631
  (ix)   Effect of the above differences on
           minority interest  ................................        4,446,422          5,506,076         13,761,391
  (x)    Distribution to shareholder  ........................         (424,800)          (424,800)          (424,800)
  (xi)   Depreciation of Cablevision assets...................                0           (161,551)          (486,416)
                                                                    -----------        -----------        -----------
Consolidated shareholders' equity (deficit) under U.S.
 GAAP  .......................................................    Ps 36,267,830     Ps  43,924,592     Ps  34,179,982
                                                                  =============     ==============     ==============

                                 TRANSTEL S.A.

(c) Analysis of changes in shareholders' equity:

  The following summarizes the changes in shareholders' equity (deficit) under U.S. GAAP for the three years ended December 31, 1997, 1998 and 1999:

                                                                               Year ended December 31,
                                                                -----------------------------------------------------
                                                                      1997              1998              1999
                                                                ----------------  ----------------  -----------------
  Balance at beginning of period .....................          Ps  (1,514,736)     Ps 36,267,830     Ps 43,924,592

  Shares issued ......................................              40,622,559
  Distribution to shareholder ........................
  Net (loss) income ..................................              (2,839,993)         7,656,762        (9,744,610)
                                                                    ----------          ---------        ----------
  Balance at end of period ...........................          Ps  36,267,830      Ps 43,924,592     Ps 34,179,982
                                                                ==============      =============     =============

  The Company has no items of other comprehensive income.


(d) Summary of significant differences between Colombian and U.S. GAAP:

 (i) Deferred income taxes

  Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

  Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

  Total applicable income taxes (benefit) under U.S. GAAP are comprised of the following components for 1997, 1998 and 1999:

                                                                             Year ended December 31,
                                                          --------------------------------------------------------
                                                                 1997                  1998               1999
                                                          ---------------        ---------------      ------------
  Current income tax expense (see Note 18) ........      Ps     1,481,390         Ps   6,145,628      Ps 11,107,575
  Deferred income tax benefit .....................            (4,058,300)            (3,807,770)       (11,396,355)
                                                         ----------------      -----------------        -----------
  Total benefit ...................................      Ps    (2,576,910)         Ps  2,337,858       Ps  (288,780)
                                                         ================     ==================       ============

  Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Tax losses in Colombian may be carried forward for five years; however, consolidated tax returns and carrybacks are not allowed. The Company believes there are no limitations which would preclude it from fully realizing the established deferred tax asset. Deferred tax assets and liabilities at December 31, 1997, 1998 and 1999 are as follows:

                                 TRANSTEL S.A.

                                                                                               December 31,
                                                                     -------------------------------------------------------------
                                                                            1997                  1998                 1999
                                                                     -------------------  --------------------  ------------------
 Deferred tax assets:
   Depreciation....................................................        Ps  1,515,957        Ps  3,346,577       Ps  6,660,900
   Preoperating expenses  .........................................            5,004,579            6,521,720           8,624,428
   Depreciation of Cablevision assets..............................                                    56,543             344,366
   Revenue recognition.............................................              147,963              137,521           2,982,869
   Capital leases  ................................................               85,350              107,639             117,078
   Inflation adjustment............................................                                   133,131             157,513
   Tax benefit of net operating loss carryforwards  ...............           3,351,704.            9,659,717          23,791,232
                                                                              ----------           ----------          ----------
     Total  .......................................................           10,105,553           19,962,848          42,678,386
                                                                              ----------           ----------          ----------
 Deferred tax liabilities:
   Capitalized interest  ..........................................              437,476              921,450           1,922,845
   Undistributed earnings of subsidiaries  ........................            3,347,046            9,193,817          19,511,605
   Inflation adjustment............................................              281,220                    0                   0
                                                                              ----------           ----------          ----------
     Total  .......................................................            4,065,742           10,115,267          21,434,450
                                                                              ----------           ----------          ----------
 Net deferred tax assets recorded under U.S. GAAP  ................            6,039,811            9,847,581          21,243,936
 Deferred tax asset recorded under Colombian GAAP  ................               (4,659)            (465,901)         (4,279,626)
                                                                              ----------           ----------          ----------
 Additional net deferred tax assets recorded
       under U.S. GAAP  ...........................................        Ps  6,035,152        Ps  9,381,680        Ps 16,964,310
                                                                           =============        =============        =============

  A portion of the deferred tax assets can be realized through reversals of existing taxable temporary differences; the remainder will be dependent on future income, including dividends from the undistributed earnings of the subsidiaries. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets.


  Deferred tax benefit (expense) consisted of:

                                                                                  Year ended December 31,
                                                                     -------------------------------------------------
                                                                           1997              1998            1999
                                                                     -----------------  --------------  --------------
Depreciation  .....................................................     Ps  1,217,219   Ps  1,830,620   Ps  3,314,323
   Preoperating expenses  .........................................         3,661,711       1,517,140       2,102,708
   Depreciation of Cablevision Assets..............................                            56,543         287,823
   Tax benefit of net operating loss carryforwards  ...............         3,351,704       6,308,014      14,131,515
   Revenue recognition  ...........................................           (36,910)        (10,442)      2,845,348
   Capital leases  ................................................           (56,579)         22,289           9,439
   Capitalized interest  ..........................................          (363,759)       (483,974)     (1,001,395)
   Inflation adjustment  ..........................................          (368,040)        414,352          24,382
   Undistributed earnings of subsidiaries  ........................        (3,347,046)     (5,846,772)    (10,317,788)
                                                                           ----------      ----------     -----------
                                                                        Ps  4,058,300   Ps  3,807,770   Ps 11,396,355
                                                                       ==============   =============   =============


        The factors involved in the differences between the amount of income taxes computed at the statutory regular tax rate of 35.0% and the applicable income taxes for the years ended December 31, 1997, 1998 and 1999 under U.S. GAAP are as follows:

                                 TRANSTEL S.A.

                                                                               December 31,
                                              -------------------------------------------------------------------------------
                                                         1997                       1998                       1999
                                              --------------------------  -------------------------  ------------------------
  Tax expense (benefit) at
   statutory rate  ......................     Ps      359,376    (35.00)%   Ps 6,965,965     35.00%   Ps (2,953,908)  (35.0%)
  Increase (decrease) resulting from
   permanent differences:
    Monetary correction  ................             677,112      0.60          (96,125)    (0.48)         188,256       3
    Exempt income of  telephony
     subsidiaries  ......................          (3,221,954)   (24.65)      (3,858,055)   (19.39)      (3,621,452)    (43)
    Other, net  .........................            (391,444)    (2.05)        (673,927)    (3.39)       6,098,324      72
                                                   ----------   -------       ----------   -------       ----------   -----
  Tax (benefit) expense  ................     Ps   (2,576,910)   (12.70)%   Ps 2,337,858    (11.74)%   Ps  (288,780)      3%
                                              ===============   =======     ============   =======     ============   =====

  While the statutory income tax rate is 35%, as more fully explained in Note 18, the Company's operating subsidiaries were 100% exempt from income taxes in 1996, 90% in 1997 and 80% exempt in 1998 and Transtel S.A. and each subsidiary must file separate income tax returns. Such exemptions decline through 2002. Transtel S.A. (the parent company) is subject to the 35% income tax rate. The consolidated effective tax rate varies significantly from the statutory rate because of these factors.

 (ii) Surplus from reappraisal of assets

  In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets". Under U.S. GAAP, reappraisals of assets are not permitted.

  For U.S. GAAP, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective January 1, 1996. In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. No loss was recorded in 1996; however, an impairment loss of Ps121,244 and Ps916,808, which were recorded under Colombian GAAP in 1997 and 1998, respectively, were also recorded under U.S. GAAP.

 (iii) Depreciation

  Since January 1, 1996, the Company uses the reverse sum of the years method of depreciation for Colombian GAAP purposes. The Company used the straight-line method in 1995 for Colombian GAAP purposes. The straight-line method of depreciation is used for U.S. GAAP in 1997, 1998 and 1999. Additional depreciation expense of Ps3,477,771, Ps5,230,333 and Ps10,291,845 is recorded under U.S. GAAP in 1997, 1998 and 1999, respectively.

                                 TRANSTEL S.A.

 (iv) Capitalized interest

  Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP the following adjustments to expenses are required:

                                                                              Year ended December 31,
                                                                ---------------------------------------------------
                                                                     1997              1998              1999
                                                                -----------        ------------     -------------
      Reduction in interest expense for amounts
            capitalized as properties, plant and equipment...   Ps1,336,094        Ps1,766,634       Ps3,396,973
      Less--Additional depreciation expense on
             interest amounts capitalized....................       (58,612)          (149,841)         (211,495)
                                                                -----------        -------------     -----------
                                                                Ps1,277,482        Ps1,616,793       Ps3,185,478
                                                                ===========        ===========       ===========

-
 (v) Deferred costs

  For Colombian GAAP, the Company has deferred certain costs which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, the following costs, which are deferred for Colombian GAAP, are expensed for U.S. GAAP:


                                                                                Year ended December 31,
                                                                ------------------------------------------------------
                                                                        1997              1998              1999
                                                                ----------------  ----------------  ------------------
Preoperating expenses...........................................    Ps   175,367       Ps 1,621,715      Ps    946,357
Organization costs..............................................         180,930            689,427            936,942
Market and demand studies and investigations....................         753,919            104,930             93,859
Interest costs of investments in and advances to
 subsidiaries and on installation of equipment..................       9,313,958          1,506,914
Interest costs of expansion plan projects.......................       2,183,961          2,329,555
Exchange loss costs of expansion plan projects..................         303,118          3,724,567                  -
                                                                    -----------        -----------       -------------
  Increase in expenses..........................................      12,911,253          9,977,108          1,977,158
Less--Amortization recorded under Colombian GAAP................      (4,243,744)        (9,665,457)       (15,219,980)
Plus--Amortization required on items not expensed
 under U.S.  GAAP...............................................         872,035          3,616,770          7,024,969
                                                                    -------------      -----------       ------------
  Net increase in expenses......................................   Ps  9,539,544      Ps 3,928,421      Ps (6,217,853)
                                                                   =============      ============      =============

  The remaining deferred costs under U.S. GAAP consist of the amounts in the following table. The periods of amortization are the same under Colombian and U.S. GAAP.

                                 TRANSTEL S.A.


                                          Life in years                                    December 31,
                                          -------------       ----------------------------------------------------------
                                                                    1997                  1998                  1999
                                                              ----------------  --------------------  ------------------
Software  .............................        5               Ps    835,359        Ps   888,264       Ps     959,462
Leasehold improvements  ...............        5                     731,238             765,751              836,949
Acquisition costs  ....................        5                   4,032,653           4,066,323            4,422,311
Issuance costs of Senior Notes  .......        10                 31,525,398          35,909,889           37,105,661
Organization costs  ...................        5                     281,184             920,755              991,955
                                                                  ----------          ----------          -----------
                                                                  37,405,832          42,550,982           44,316,338
Accumulated amortization...............                           (1,047,107)         (4,663,877)         (11,688,846)
                                                              --------------      --------------       --------------
Deferred costs, net....................                       Ps  36,358,725      Ps  37,887,105       Ps  32,627,492
                                                              ==============      ==============       ==============

(vi) Capital leases

  All of the Company's operating leases for Colombian GAAP purposes, as disclosed in Note 19, qualify as capital leases under U.S. GAAP. In addition to the amounts shown under capital leases in Note 19, the following assets and liabilities are recorded under U.S. GAAP; however, these U.S. GAAP amounts do not include the Global Leases, the IBM Arrangement or the DIAN Financing disclosed in Note 30, which will be recorded as liabilities under Colombian and U.S. GAAP when the related equipment is delivered, installed and tested:

                                                                                  December 31,
                                                              ------------------------------------------------------
                                                                    1997              1998               1999
                                                              ----------------  -----------------  -----------------
Telephony networks  ...............................              Ps 4,615,071      Ps  4,614,132      Ps  4,590,878
  Computer equipment  .............................                   510,806            371,844            362,234
  Transport fleet and equipment  ..................                 2,009,040          2,299,373          1,987,725
  Generator  ......................................                   208,670             92,637             91,688
                                                                   ----------         ----------         ----------
     Total  .......................................                 7,343,587          7,377,986          7,032,525
  Less--Accumulated depreciation  .................                (1,137,948)        (2,390,142)        (2,830,680)
                                                                   ----------         ----------         ----------
                                                                 Ps 6,205,639      Ps  4,987,844      Ps  4,201,845
                                                                 ============      =============      =============

  The above amounts include cumulative net inflation adjustments of Ps1,484,150, Ps1,920,793 and Ps2,306,877 at December 31, 1997, 1998 and 1999, respectively.

                                                                                   December 31,
                                                              ------------------------------------------------------
                                                                    1997              1998               1999
                                                              ----------------  -----------------  -----------------
Total minimum lease payments  .....................             Ps  5,410,487      Ps  5,397,246      Ps  4,337,373
   Less--Imputed interest  ........................                (1,248,005)        (2,379,695)        (1,926,960)
                                                                   ----------         ----------         ----------
   Present value of minimum lease payments  .......                 4,162,482          3,017,551          2,410,413
   Less--Current portion  .........................                (1,168,276)          (765,984)          (678,601)
                                                                   ----------         ----------         ----------
   Long-term portion  .............................             Ps  2,994,206      Ps  2,251,567      Ps  1,731,812
                                                                =============      =============      =============
   Deferred income from sale leaseback ............             Ps    263,965      Ps    249,298      Ps    238,309
                                                                =============      =============      =============

  During 1996, TelePalmira sold recently acquired new equipment for 11,000 telephone lines to Banco Industrial Colombiano Panama for Ps3,589,102 and leased the equipment back under a capital lease for U.S. GAAP purposes for total payments of Ps5,715,768. The gain on the sale of Ps293,291 is being amortized as a reduction of lease expense over five years. The remaining payments of Ps2,916,138 are included in the following table.

  After the above U.S. GAAP adjustments, total minimum lease payments for all capital leases under U.S. GAAP are as follows:

                                 TRANSTEL S.A.

                                                                                      December 31,
                                                              --------------------------------------------------------
                                                                     1997                1998               1999
                                                              -------------------  -----------------  ----------------
   Total minimum lease payments  .......................          Ps  8,707,974      Ps  55,126,219     Ps  73,943,150
   Less--Imputed interest  .............................             (2,847,170)        (16,235,422)       (24,147,421)
                                                                  -------------      --------------     --------------
   Present value of minimum lease payments  ............              5,860,804          38,890,797         49,795,729
   Less--Current portion  ..............................             (1,435,470)         (5,271,898)        (9,718,050)
                                                                  -------------       -------------     --------------
   Long-term portion  ..................................          Ps  4,425,334       Ps 33,618,899     Ps  40,077,679
                                                                  =============       =============     ==============



  The total minimum lease payments at December 31, 1999 are as follows under U.S. GAAP:

         Payable in years ending December 31,
         ------------------------------------
           2000  .........................................            16,941,997
           2001  .........................................            12,481,184
           2002  .........................................            12,819,993
           2003  .........................................            31,699,976
                                                                  --------------
           Total minimum lease payments ..................        Ps  73,943,150
                                                                  ==============

  The following income statement effects are recorded under U.S. GAAP for the above capital leases:

                                                                                          Year ended December 31,
                                                              ---------------------------------------------------------
                                                                      1997                1998               1999
                                                              --------------------  -----------------  ----------------
   Increase in interest expense  .............................    Ps  443,544         Ps    559,778      Ps    414,759
   Increase in depreciation expense  .........................        550,634             1,228,247            856,795
   Decrease in (amortization of) gain from
   sale of properties, plant and equipment on
   leaseback  ................................................        (29,328)              (14,665)           (10,998)
   Increase in inflation adjustment income on capital lease
   obligations  ..............................................       (741,922)             (516,814)          (154,289)
                                                                  -----------         -------------      -------------
      Total  .................................................        222,928             1,256,546          1,106,267
                                                                  -----------         -------------      -------------
   Rent expense:
      Decrease in rent expense recorded under Colombian
       GAAP  .................................................     (1,344,255)           (1,198,339)          (984,060)
      Decrease in rent recorded as deferred costs under
      Colombian GAAP and reversed for U.S. GAAP
      purposes (see v) .......................................       (202,830)                    -                  -
                                                                   ----------            ----------          ---------
                                                                   (1,547,085)           (1,198,339)          (984,060)
                                                                -------------        --------------     --------------
   Net decrease in expenses  ................................   Ps (1,324,157)        Ps     58,207     Ps     122,207
                                                                =============         =============     ==============

  Under U.S. GAAP, there are no operating lease commitments at December 31, 1997 except short-term space rentals.

                                 TRANSTEL S.A.

  If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty described in Note 30 had been installed and accepted (and thus the lease terms commenced) at December 31, 1999, the following additional lease and tax obligations on an unaudited pro forma U.S. GAAP basis would have been outstanding:


                                                                     IBM                DIAN
                                             Global Leases       Arrangement          Financing              Total
                                           ------------------  ----------------  -------------------  -------------------
Total minimum lease or tax and
duty payments  ........................      Ps  168,098,509     Ps    910,933      Ps  25,084,159       Ps  194,093,601
   Less--Imputed interest  ............          (48,651,951)          (66,893)                              (48,718,844)
                                                 -----------          --------           ----------          -----------
   Present value of minimum lease
    Payments  .........................          119,446,558           844,040           25,084,159          145,374,757
   Less--Current portion  .............          (31,056,105)         (126,606)          (3,511,782)         (34,694,493)
                                                 -----------          --------           ----------          -----------
   Long--term portion  ................      Ps   88,390,453     Ps    717,434       Ps  21,572,377      Ps  110,680,264
                                                 ===========          ========           ==========          ===========

  The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP (unaudited):

Payable in year ending December 31,
-----------------------------------
   2000  ...............................       Ps   22,408,181
   2001  ...............................            21,702,146
   2002  ...............................            23,120,992
   2003  ...............................            19,768,715
   Thereafter  .........................           107,093,568
                                               ---------------
                                               Ps  194,093,602
                                               ===============

  Additionally, the Company is negotiating other Global Leases with total minimum lease payments of approximately Ps20.6 billion to complete its expansion plan. Such leases would be capital leases under U.S. GAAP; however, they are excluded from the above pro forma presentation since no commitment has yet been incurred by the Company or Global.

 (vii) Revenue recognition

  Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer. Under U.S. GAAP, revenues from these connection fees are recorded at the date of actual installation with a dial tone.

                                 TRANSTEL S.A.

  Revenues under U.S. GAAP consist of the following:

                                                                             Year ended December 31,
                                                              -----------------------------------------------------
                                                                   1997               1998               1999
                                                              ---------------  ------------------  ----------------
   Connection fees..........................................    Ps 15,648,551       Ps 41,449,941    Ps   8,208,085
   Local usage charges......................................        4,444,674          13,262,951        41,513,674
   Basic charges............................................        3,086,598           9,002,640        19,661,706
   Long distance charges....................................        9,236,193          20,236,339        16,980,117
   Telephone directory commissions..........................          479,083             598,308           325,240
   Pay television services..................................                            6,373,830        10,538,779
   Sales of telephones......................................          941,692           1,292,372           471,714
   Other operating income...................................          907,234           1,819,262         5,519,315
                                                                -------------       -------------    --------------
                                                                Ps 34,744,025       Ps 94,035,643    Ps 103,218,630
                                                                =============       =============    ==============

  Effective with the first quarter of fiscal 1999, the Company changed prospectively its method of accounting for connection fee income from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under this new policy, connection fee income less direct installation costs and direct selling costs are deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

 (viii) Deferred monetary correction

  The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes. The effects of the these reversal on shareholders' equity and pretax income are as following:

                                                                               Year ended December 31,
                                                                ----------------------------------------------------
                                                                      1997              1998              1999
                                                                ----------------  ----------------  ----------------
   Reversal of deferred monetary correction recorded as:
    Liabilities...............................................    Ps  5,683,500      Ps 5,273,018      Ps  5,746,629
    Assets....................................................       (2,997,494)       (4,358,574)        (4,575,998)
                                                                     ----------        ----------        ----------
   Increase in shareholders' equity...........................        2,686,006           914,444          1,170,631
   Less: Prior year effect on shareholders' equity............         (373,322)       (2,686,006)          (914,444)
                                                                  -------------     -------------     --------------
   Increase (decrease) in pretax income.......................    Ps  2,312,684     Ps (1,771,562)    Ps     256,187
                                                                  =============     =============     ==============

 (ix) Minority interest

  The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

 (x) Distribution to shareholder

  Transtel purchased land and building from a major shareholder at appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

 (xi) Depreciation of Cablevision Assets

   Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals are shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.


   Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.


  Under Colombian GAAP, the consolidated balance sheet at December 31, 1999 includes "Reappraisal of assets" of Ps9,774,181 and "Negative goodwill" of Ps275,374 related to the Cablevision acquisition during 1998. Under U.S. GAAP, the net of those amounts (Ps9,498,807) is allocated as follows and depreciated.

Land..........................................................     Ps   116,221
   Building...................................................          664,119
   Office and computer equipment..............................           27,672
   Telecommunications equipment...............................        2,047,699
   External telephony networks................................        8,212,935
                                                                   ------------
                                                                     11,068,646
   Accumulated depreciation...................................         (486,416)
                                                                   ------------
   Net........................................................     Ps10,582,230
                                                                   ============

 (xii) Fiduciary Guarantee Trust and other reclassifications

  Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated. The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at December 31, 1998:

Land..........................................................      Ps  232,510
   Building...................................................          930,036
                                                                    -----------
                                                                      1,162,546
   Accumulated depreciation...................................         (119,037)
                                                                    -----------
   Net........................................................      Ps1,043,509
                                                                    ===========

  Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.


 (xiii) Earnings per share

  Under Colombian GAAP, earnings per share are computed by dividing net income
(loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

                                 TRANSTEL S.A.

  Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares were 18,710,645,555, 34,611,747,976 and 34,611,747,976 during
1997, 1998 and 1999, respectively. These shares for 1997 and 1998 are different than Colombian GAAP since the capitalization in 1998 of premium on shares issued in July 1997 is treated as a stock split under U.S. GAAP as of the date in which the share premium was received by the Company in 1997.

  Basic and diluted income (loss) per share under U.S. GAAP are the same and were (0.15) single Pesos, 0.22 single Pesos and (0.28)single Pesos in 1997, 1998 and 1999, respectively.

(e) Additional disclosures required by U.S. GAAP

 Concentration of credit risk

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable resulting from customer financing plans and sold to financial institutions. Concentration of credit risk with respect to such receivables is limited to a large number of customers comprising the Company's customer base; however, the Company's customers are concentrated in Colombia and the ability of the customers to pay amounts due depends, in part, upon the general condition of the Colombian economy. Generally, the Company does not require collateral or other security to support receivables.

 Investments

  Investments under U.S. GAAP are presented in the balance sheet as follows:

                                                                                             December 31,
                                                                                   ------------------------------
                                                                                      1998                1999
                                                                                   ----------           ---------
  Short-term and temporary investments................................         Ps  62,967,214         Ps 8,505,039
  Long-term investments ..............................................              3,215,873            1,274,377
                                                                               --------------         ------------
                                                                               Ps  66,183,087         Ps 9,779,416
                                                                               ==============         ============

  The investments consist of the following:

                                                                                             December 31,
                                                                                   ------------------------------
                                                                                      1998                1999
                                                                                   ----------           ---------
Certificates of deposits  ...........................................          Ps 10,935,258        Ps  8,104,892
  Escrow Account  ...................................................             30,152,266
  Refinancing Account  ..............................................
  Investments in Ordinary Common Funds  .............................             24,241,599              400,672
  Other  ............................................................                853,964            1,273,852
                                                                               -------------        -------------
                                                                               Ps 66,183,087        Ps  9,779,416
                                                                               =============        =============

   The Escrow Account investments are the only investments meeting the criteria of SFAS No. 115. These investments consist of U.S. Treasury Bills and interest only strips that secure, and mature at the same dates as, the first four interest payments on the 12 1/2% Senior Notes due 2007. Under SFAS No. 115, the Escrow Account investments are classified as held-to-maturity and are recorded at amortized cost. All other investments are carried at cost, which approximates market values.

  The carrying amount, gross unrealized gains and approximate fair value of the Escrow Account investments at December 31, 1997 and 1998 are as follows:

                                 TRANSTEL S.A.


                                                                                       December 31,
                                                                           ------------------------------------
                                                                                1998                   1999
                                                                           ------------             -----------
Carrying value (amortized cost)..................................          Ps30,152,266             Ps       -
Gross unrealized gains...........................................             1,021,834             Ps       -
                                                                           ------------             -----------
Approximate fair value...........................................          Ps31,174,100             Ps       -
                                                                           ============             ===========

 Fair value of financial instruments

  Cash, short-term and temporary investments and long-term investments except the Escrow Account, current accounts receivable (except advances to IBM, Siemens and Global) and accounts payable: The carrying amounts approximate fair value because of the short maturity of these instruments or, in the case of temporary investments, the subsequent sales price.

  Noncurrent receivables from customers: The carrying amounts approximate fair value because of the market rates of interest charged by the Company.

  Escrow Account: Based on quoted market values, these investments have a fair value of Ps31.2 billion at December 31, 1998.

  12 1/2 % Senior Notes due 2007: The Senior Notes, which were issued on October 28, 1997, had a fair value of Ps159.505 billion at December 31, 1999 based on quoted market values.

  20.32% Senior Discount Notes due 2008: The Senior Discount Notes, which were issued on December 31, 1998, had a fair value equal to the carrying amount based on the issue date.

  Other long and short-term debt: Substantially all of the Company's other long- and short-term debt is variable rate borrowings; thus, the carrying amounts of the Company's borrowings under these credit agreements approximate their fair value.

  Capital lease obligations: The Company's capital lease obligations contain variable interest rates and approximate fair value.

                                 TRANSTEL S.A.

 Other current and noncurrent liabilities

  Other current liabilities under U.S. GAAP consisted of:

                                                                                      December 31,
                                                                  --------------------------------------------------
                                                                         1997            1998             1999
                                                                    --------------  ---------------  ---------------
Payable to Siemens AG for Transtel-Siemens Purchase
Agreement ........................................................   Ps  466,623     Ps   727,831    Ps    797,674
  Payable to Siemens S.A. for Turn-Key Arrangement ...............       497,993
  Payable to Siemens AG for other equipment.......................     1,772,731        1,744,530        1,179,373
  Payable to IBM..................................................       125,014           45,397          771,014
  Spectrum usage fees payable to the Colombian Ministry of
    Communications................................................       503,150
  Deferred income-Girardot Telephone connection fees  ............     2,450,635
  Other...........................................................     1,149,716               -                 -
                                                                    ------------     ------------     ------------
                                                                    Ps 6,965,862     Ps 2,517,758     Ps 2,748,061
                                                                    ============     ============     ============

   Other noncurrent liabilities under U.S. GAAP consisted of the following:

                                                                                      December 31,
                                                                   -------------------------------------------------
                                                                        1997             1998             1999
                                                                   ---------------  ---------------  ---------------
Payable to Siemens AG for Transtel-Siemens Purchase
  Agreement ..................................................      Ps  4,199,631    Ps  3,582,269   Ps   3,722,481
  Payable to Siemens A.G. for other equipment.................          5,735,208        3,541,928        4,291,493
  Payable to IBM .............................................          1,072,679        1,188,804          580,352
  Accrued litigation loss ....................................          2,790,194        2,411,860        2,200,000
  Cable television fees paid in advance.......................                             619,176
  Other ......................................................            209,559          326,830          696,793
                                                                        ---------        ---------        ---------
                                                                    Ps 14,007,271    Ps 11,670,867    Ps 11,491,119
                                                                    =============    =============    =============


 Recent accounting pronouncements

  SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits", revises disclosures about pension plans; however, it does not change the measurement or recognition of those plans. SFAS No. 132 will require additional information on changes in the benefit obligation and fair value of plan assets. This statement is effective for year ending December 31, 1998.

  Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, will require the Company to change its accounting under U.S. GAAP for organization costs. In 1999, all future organization costs will be expensed as incurred and the balance of organization costs of Ps920,756 at December 31, 1998 will be expensed as a change in accounting.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Transtel S.A.
                                             ---------------------------
                                                     (Registrant)



Date:  May 1, 2000                      By:   /s/   Guillermo O. Lopez
                                           -----------------------------
                                           Name:  Guillermo O. Lopez
                                           Title: President